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08001952

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Rock

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2008
THOMSON FINANCIAL

FILE NO. 82- 35026

FISCAL YEAR 12-31-07

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DATE: 4/18/08

12-31-07
AR/S

Northern Rock plc
Annual Report and Accounts 2007

northern
rock

CONTENTS

Presentation of Information

On 17 February 2008, the Chancellor of the Exchequer announced that the Government had decided to take Northern Rock into a period of temporary public ownership and on 22 February 2008 the Banking (Special Provisions) Bill received Royal Assent. HM Treasury made an order on 22 February 2008 which transferred all of the Ordinary, Preference and Foundation Shares in Northern Rock to the Treasury Solicitor as the Treasury's nominee.

The legislation includes provisions such that Change of Control provisions in any of the Company's contractual arrangements have not been triggered. Details of the impact of temporary public ownership are given throughout this Annual Report and Accounts as it affects the Company's operations and financial disclosures.

As Northern Rock has previously published financial statements which have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, it continues to do so.

EXECUTIVE CHAIRMAN'S STATEMENT

2007 was a difficult and challenging year for Northern Rock, with the effects of the severe reductions in the levels of global liquidity having a significant impact on the Company, as explained in the Operating and Financial Review on pages 25 to 39 of this report. This led to Northern Rock requiring liquidity support from the Bank of England. Subsequently, the Board commenced a strategic review to determine the future of the Company.

I was appointed as Chairman of Northern Rock following the decision by HM Treasury to take the Company into a period of temporary public ownership with effect from 22 February 2008. In the period since my appointment, a high priority has been the development of a business plan for Northern Rock going forward.

This plan is designed to deliver the Government's stated objectives to protect UK taxpayers, promote financial stability, and protect consumers. It has the following key priorities:

- Repayment of the Bank of England loan;
- Release of the Government guarantee arrangements;
- Contracting to a smaller, sustainable business;
- Restructuring the organisation and its operations so that these are aligned to the business objectives.

It is a challenging plan, particularly given the present difficult market conditions, and carries with it both operational and financial risk. We are nonetheless confident that it can be delivered and, in due course, Northern Rock will be returned to private ownership, as a lower risk, financially viable mortgage and savings bank.

Since 1997 Northern Rock has backed The Northern Rock Foundation, which supports community and charitable causes in the North East of England and Cumbria. In 2007 the Foundation received £14.8 million, resulting in a total of around £190 million having been donated by Northern Rock since the Foundation's inception 10 years ago. In order to allow this work to continue, Northern Rock has committed to donate at least £15 million per annum to the Foundation from 2008 to 2010.

This last year has undoubtedly been unsettling for our customers and I wish to thank them for the loyalty and patience they have shown. We recognise that customer support is of the utmost importance to our business and we remain fully committed to high service standards and fair treatment of our customers.

Our employees have maintained the highest standards of professionalism and customer service during 2007 and I pay tribute to the hard work and unwavering loyalty shown by them. Inevitably, given the restructuring of the Company it will be necessary to reduce staffing levels, but we are working to support all staff as fully as we can during the restructuring period. We are determined to remain as a major employer in the North East.

Ron Sandler
Executive Chairman

29 March 2008

During 2007, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Risk
Number of meetings held in 2007	**35**	**5**	**1**	**3**	**4**
Non – Executive Directors					
Dr M W Ridley, BA, DPhil – Chairman (Retired 19 October 2007)	18/18		1/1		
N A H Fenwick, MA (Retired 16 November 2007)	21/21	4/4		1/1	
Sir Ian Gibson, CBE – Senior Independent Director	34/35	5/5	1/1	2/3	4/4
N Pease, BA (Retired 16 November 2007)	18/21	4/4		1/1	
M J Queen, BA, FCA	34/35	5/5		2/3	
R A Radcliffe, CBE, MA, MPhil, FIMC (Retired 16 November 2007)	11/21	2/4		1/1	1/3
Sir Derek Wanless, MA, FCIB, MIS (Retired 16 November 2007)	20/21	4/4	1/1	1/1	3/3
B K Sanderson CBE – Chairman (Appointed 19 October 2007)	17/17			2/2	1/1
J F Devaney (Appointed 26 November 2007)	8/8	1/1		2/2	1/1
S T Laffin, MA, ACMA (Appointed 26 November 2007)	8/8	1/1		2/2	1/1
L P Adams (Appointed 29 November 2007)	7/7	1/1		2/2	
Executive Directors					
A J Applegarth, BA (Retired 12 December 2007)	30/31				4/4
D F Baker, BSc, FCIB (Retired 16 November 2007)	21/21				3/3
R F Bennett, FCA, ACMA, IPFA (Retired 31 January 2007)	1/1				
K M Currie (Retired 16 November 2007)	8/21				2/3
D A Jones, BA, ACA (Appointed 1 February 2007)	35/35				4/4
A M Kuipers	23/23				3/3

During 2007 the Chairman of each Committee was as follows :

Audit and Risk Committees were chaired by Sir Derek Wanless until 16 November 2007 and thereafter by Mr Queen. Ms Pease was the Chairman of the Remuneration Committee until her retirement, and was succeeded by Sir Ian Gibson. Nomination Committee was chaired by Dr Ridley until 19 October 2007, following which Mr Sanderson became Chairman. The current membership of the Committees is set out on pages 5 and 6.

On 22 February 2008, the Company's shares were delisted following their transfer to the Treasury Solicitor as nominee for Her Majesty's Treasury. As a result, the full requirements of the UKLA's Listing Rules and the Combined Code on Corporate Governance, no longer apply to the Company.

This corporate governance section summarises:

- the composition of the Board at the date of this report;
- the governance regime in place at the date of this report. The Operating and Financial Review on pages 25 to 39 also addresses certain governance matters in relation to events in 2007.

COMPOSITION OF THE BOARD

The Directors in office at the date of this report are:

R A Sandler – Executive Chairman
Ron Sandler CBE (aged 56) was appointed to the Board as Executive Chairman on 22 February 2008. He is also Chairman of the Nominations Committee and a member of the Remuneration Committee. He was Chief Executive of Lloyd's of London from 1995 to 1999, and subsequently was Chief Operating Officer of NatWest Group. He is Chairman of Pasternoster Ltd and Ironshore Inc and a Non-Executive Director of Fortis Group.

A F Godbehere – Chief Financial Officer
Ann Godbehere (aged 52) was appointed to the Board as Chief Financial Officer on 22 February 2008. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based in Zurich, as Chief Financial Officer on its establishment in 2001. In 2003 she was appointed Chief Financial Officer of the Swiss Re Group. Ms Godbehere is a Non-Executive Director of Prudential plc, Ariel Holdings Ltd and Atrium Underwriting plc.

A M Kuipers – Chief Executive Officer
Andy Kuipers (aged 50) was appointed Chief Executive on 19 December 2007, having first been appointed to the Board as an Executive Director in January 2005. He was previously the Commercial Director responsible for the co-ordination and direction of the Company's sales, marketing, products, pricing and retention activities. Mr Kuipers joined Northern Rock in 1987.

L P Adams – Non-Executive Director
Laurie Adams (aged 51) was appointed to the Board as a Non-Executive Director on 29 November 2007. He is Deputy Chairman of the Risk Committee and a member of the Remuneration Committee. Mr Adams is a Director of Siblu Holdings Limited (formerly Haven Europe Ltd) and was Managing Director and Global Head of Legal and Compliance of the Investment Banking Wholesale Division at ABN Amro Bank.

J F Devaney – Non-Executive Director
John Devaney (aged 61) was appointed to the Board as a Non-Executive Director on 26 November 2007. Mr Devaney is a member of the Remuneration and Risk Committees. He is Chairman of NATS, Telent plc (previously Marconi Corporation Plc), BizzEnergy Limited and Tersus Energy Plc.

S A M Hester – Non-Executive Director and Deputy Chairman
Stephen Hester (aged 47) was appointed to the Board as a Non-Executive Director and Deputy Chairman on 22 February 2008. Mr Hester is Chairman of the Remuneration Committee and a member of the Nominations Committee. He is Chief Executive of The British Land Company plc ("BL"). He joined BL in November 2004 from Abbey National plc which he joined in May 2002. For the previous 19 years he was at Credit Suisse First Boston.

S T Laffin – Non-Executive Director
Simon Laffin (aged 48) was appointed to the Board as a Non-Executive Director on 26 November 2007. He is Deputy Chairman of the Audit Committee and a member of the Risk Committee. He is an Industrial adviser to CVC Capital Partners and also a Non-Executive Director of Quintain Estates and Development PLC. Previously he was CFO and Property Director of Safeway Plc.

M J Queen – Non-Executive Director
Michael Queen (aged 46) was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen was appointed Chairman of the Audit and Risk Committees in November 2007. He is a Director of 3i Group plc where he is responsible for Infrastructure investment. Mr Queen will retire from the Board at the end of May 2008.

P J Remnant – Non-Executive Director
Philip Remnant (aged 53) was appointed to the Board as a Non-Executive Director on 22 February 2008. He is a member of the Audit and Nominations Committees. He is Chairman of the Shareholder Executive and is a Senior Adviser of Credit Suisse's investment banking division in Europe. Previously, he was a Vice Chairman of Credit Suisse First Boston in Europe and was Director General of the Takeover Panel between 2001 and 2003. He formerly held senior investment banking positions with BZW and Kleinwort Benson.

T W Scholar – Non-Executive Director
Tom Scholar (aged 39) was appointed to the Board as a Non-Executive Director on 22 February 2008. He is a member of the Audit and Risk Committees. He was appointed Managing Director (International & Finance) at HM Treasury in January 2008. Prior to that, he was Chief of Staff and Principal Private Secretary to the Prime Minister. From 2001 to 2007 he was an Executive Director of the International Monetary Fund and the World Bank, and Minister (Economic) at the British Embassy in Washington, DC. From 1997 to 2001 he was Principal Private Secretary to the Chancellor of the Exchequer.

GOVERNANCE STRUCTURE

OVERVIEW

Since the commencement of a period of temporary public ownership on 22 February 2008, the governance of the Company has been regulated principally by a framework document (the "Framework Document") agreed between the Company and its shareholder, Her Majesty's Treasury ("HMT"). This sets out the structure of how the day-to-day shareholder relationship between the Company and HMT will work in practice, and may be revised from time to time where required by HMT as circumstances change. As described below, the Board will implement a business plan which takes into account these objectives and is consistent with the aim of temporary public ownership ("the Plan").

The ongoing relationship between the Company and HMT as shareholder, HMT and the Bank of England as debt provider and the Financial Services Authority as regulator will be underpinned by the Tripartite Authorities' stated objectives: to protect taxpayers, to promote financial stability, and to protect consumers.

BASIC PRINCIPLES

The basic relationship between the Company and HMT as shareholder operates according to the following principles under which HMT as shareholder:

- appoints the Chairman of the Board and appoints two Non-Executive Directors in consultation with the Chairman;
- must give its consent for the appointment of other members of the Board proposed to be appointed by the Nominations Committee and agrees the terms on which the Directors are appointed and incentivised;
- determines the high level objectives that the Plan is designed to achieve and agrees the Plan with the Board;
- must agree any subsequent updates to the Plan;
- reviews with the Board from time to time the Company's strategic options;
- requires that the Board is accountable to it for delivering the agreed Plan;
- gives the Board the freedom to take the actions necessary to deliver the Plan;
- monitors the Company's performance to satisfy itself that the Plan is on track; and
- must give its consent for certain significant actions.

IMPLEMENTATION OF BASIC PRINCIPLES

BOARD STRUCTURE AND GOVERNANCE

In accordance with the Framework Document, the Company will operate a corporate governance structure which, so far as practicable and in light of the other provisions of the Framework Document, or as otherwise may be agreed with HM Treasury, as Shareholder, takes appropriate account of best practice for a company listed on the Official List, including the Combined Code on Corporate Governance (the "Combined Code"). The Board will continue to operate the following committees:

- Audit Committee;
- Risk Committee;
- Remuneration Committee;
- Nominations Committee.

The work of these committees is described below.

BOARD APPOINTMENTS AND MONITORING

It is a key principle of the Framework Document that HMT as shareholder and the Chairman should share a common view about Board composition (including size, balance of experience and background) and succession. To achieve this:

- the Chairman and either the Chancellor of the Exchequer or a senior official nominated by the Chancellor of the Exchequer (the "Nominated Official") will regularly review Board composition and succession in the light of performance and the requirements of the Plan;
- two Non-Executive Directors nominated by HMT as shareholder (the "Shareholder Directors"), will be appointed to the Board. The Company acknowledges that the Shareholder Directors intend to liaise with and report to representatives of HMT as shareholder from time to time in relation to the business of the Company and decisions made or to be made by the Board in order to assist with the exercise of their powers and duties as directors of the Company;
- the Chairman will discuss with the Nominated Official any impending changes to Board membership;
- the Nominated Official will meet with the Chairman of the Nomination Committee as necessary to discuss any proposed Board changes before they become subject to the formal appointment/consent procedure outlined above;
- the Board will ensure that suitably rigorous appraisals are made of the effectiveness of the Chairman and Board; and
- the Shareholder has certain monitoring and information access rights, and its consent must be obtained for certain material transactions.

THE BOARD

The Board is responsible for:

- developing and recommending a Plan to deliver the objectives of the Tripartite Authorities, including a proposed business strategy and funding plan consistent with the aims of temporary public ownership. The Plan will be updated as required and will be subject to review by and the approval of HMT as shareholder; and
- delivering the Plan. Subject to the Framework Document and the Company's Memorandum and Articles of Association, final decisions on

running the Company will rest with the Board in accordance with the Directors' fiduciary responsibilities. HMT as shareholder is committed to giving the Board the freedom to act to deliver the agreed Plan. Thus, save as provided in the Framework Document, HMT as shareholder will not interfere in day-to-day operational and commercial matters.

The Management Board Asset and Liability Committee remains responsible for overseeing the management and review of the Company's risk profile and processes, including the composition of the balance sheet and the liquidity profile. The minutes of these meetings are reported to the Risk Committee.

BALANCE OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS

More than half of the Board comprises Non-Executive Directors, all of whom have experience in a range of commercial or banking activities.

BOARD COMMITTEES

In accordance with the requirements in the Framework Document the Board has established a number of Committees. The Chairman and membership of each Committee are set out in each section below.

Each Committee has detailed terms of reference clearly setting out its remit and authority.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee currently comprises Messrs Queen (Chairman), Laffin (Deputy Chairman), Remnant and Scholar.

The Committee considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It reports to the Board on both financial and non-financial controls and monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Director (Audit and Compliance) provides further assurance that the significant risks identified by the business are properly managed. The Director (Audit and Compliance) also has direct access to the Audit Committee and its Chairman. The Committee regularly receives reports of reviews conducted throughout the Company by the Internal Audit and Compliance functions.

The Audit Committee met five times in 2007. In February 2007, the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2007 Annual General Meeting.

RISK COMMITTEE

The Risk Committee currently comprises Messrs Queen (Chairman), Adams (Deputy Chairman), Devaney, Laffin and Scholar.

The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present its findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering any major findings of the Financial Services Authority and management's response to any risk management review undertaken by Internal Audit or the external auditors.

To assist the Board in discharging its responsibilities for the setting of risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy.

As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as Basle II), the Committee has responsibility for monitoring the performance of the Company's Basle credit rating systems and reviewing reports prepared by the Company's Basle designated committees.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with statutory requirements and financial reporting standards.

The Risk Committee met four times during 2007.

NOMINATIONS COMMITTEE

The Nominations Committee currently comprises Messrs Sandler (Chairman), Hester and Remnant.

Subject to compliance with the requirements of the Framework Document (as set out above), the Committee will monitor and review the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience.

The Committee met once during 2007.

REMUNERATION COMMITTEE

The Remuneration Committee currently comprises Messrs Hester (Chairman), Adams, Devaney and Sandler.

Subject to compliance with the requirements of the Framework Document (as set out above), the Committee will be responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities, the Remuneration Committee takes professional advice from within and outside the Company.

It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set out in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

The Committee met three times during 2007.

INTERNAL CONTROL AND RISK MANAGEMENT

A description of the Group's approach to financial risk management and the related use of derivatives is set out in notes 19 and 41 to the Accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and hedges and control techniques to be utilised.

As a consequence of the serious disruption in the global funding and liquidity markets and the closure to the Company of the securitisation and medium term funding markets, the Group obtained a loan facility from the Bank of England in September 2007. This loan facility has been used to meet the liquidity requirements of the Group since this date.

The Board of Directors is responsible for the Group's system of internal control. The Board of Directors is not aware of any significant failures in internal control that arose in the business of the Group during 2007 that have not been identified and dealt with in accordance with the internal control procedures of the Group.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

As part of the implementation of the strategic and funding plan, the Board of Directors will initiate a complete review of the systems of control to ensure they are appropriate for the reshaped business and operations of the Group and applicable market conditions.

SUMMARY

The Directors' Remuneration Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations") and also sets out how the principles of the Combined Code relating to Executive Director remuneration have been applied by the Company during 2007.

COMPLIANCE

The Company complied with the provisions of the Combined Code relating to Directors' remuneration throughout 2007, save that the Board as a whole approved Mr B K Sanderson's appointment terms and remuneration package.

THE REMUNERATION COMMITTEE

During 2007, the Remuneration Committee ("the Committee") consisted entirely of independent Non-Executive Directors save that (as permitted by the Combined Code) the Chairman of the Company, Mr Sanderson, served as a member of the Committee from 16 November 2007 until 22 February 2008 and his successor, Mr R A Sandler, continues to do so. Between 1 January 2007 and 16 November 2007, the Committee comprised Sir Ian Gibson (Chairman), Mr M J Queen, Sir Derek Wanless, Ms N Pease, Mr N A H Fenwick and Ms R A Radcliffe. From 16 November 2007 until 22 February 2008, the Committee comprised Sir Ian Gibson (Chairman), Mr Queen, Mr L P Adams, Mr J F Devaney, Mr S T Laffin and Mr Sanderson. Following entry into temporary public ownership on 22 February 2008, the Committee has comprised Mr S A M Hester (Chairman), Mr Adams, Mr Devaney and Mr Sandler.

The Committee operates within agreed terms of reference. The Committee has responsibility for making recommendations to the Board on the Company's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board of Directors (the "Board"). Neither the Chairman nor the Chief Executive are present when their own remuneration is under consideration.

The Committee met on three occasions during 2007.

The Committee is empowered to take advice from both inside and outside the Company on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience, and the amounts payable to directors on termination.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of Executive Directors' remuneration matters during 2007:

- Internal support was provided to the Committee by the Company Secretary;
- New Bridge Street Consultants LLP ("NBSC") provided advice to the Committee on the proposed amendments to the Company's executive remuneration structure which were described in the 2006 Directors' Remuneration Report (the "2006 Report"), and were subject to a vote by shareholders at the Annual General Meeting on 24 April 2007 (the "2007 AGM"). NBSC also prepared a report in August 2007 on the remuneration structure for the Executive Directors at the request of the Committee;
- Watson Wyatt Limited, who are the consulting actuaries to the Company, advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return ("TSR") calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan and service contract matters and on compliance with the Regulations. They are the Company's main legal advisors.

Although the Committee generally consults with the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him, this did not occur in 2007.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

By virtue of The Northern Rock plc Transfer Order 2008 (the "Transfer Order"), which was made pursuant to the Banking (Special Provisions) Act 2008, with effect from 22 February 2008 all shares in the Company were transferred to the Treasury Solicitor, as nominee of the Treasury, and consequently the Company entered into a period of temporary public ownership.

Up to September 2007, when the Company commenced a strategic review, the Company continued to implement the remuneration policy that had been adopted by the Board (on the recommendation of the Committee) and described in the 2006 Report. The objectives, as stated in the 2006 Report, were:

- The remuneration policy should provide transparent, competitive packages to motivate, reward and retain Executive Directors of high quality;
- Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and
- To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

This policy remained in force during the Company's strategic review (from September 2007 to February 2008).

The Company's remuneration policy will be reviewed as a result of the Company's entry into a period of temporary public ownership. The Company's remuneration policy for 2008 and subsequent years has yet to be formalised by the new Committee and cannot therefore be stated in this Remuneration Report.

REMUNERATION PACKAGES DURING 2007

Subject to the changes discussed below, the Committee's review of remuneration arrangements in 2006 resulted in the Executive Directors' remuneration packages for 2007 comprising:

- Basic salary, pension benefits and other benefits in kind;
- If merited, an annual cash bonus worth up to 200% of salary, up to half of which would be paid in deferred shares and the remainder being paid in cash;
- If merited, participation in a Share Matching Plan – where Executives would voluntarily invest in shares up to the value of their after-tax cash bonus and receive a potential award of Matching Shares at a 2:1 ratio. Although the new plan (described below) offered a higher matching ratio than the Bonus Matching Plan offered to Executives in 2006 (the "2006 Plan") full vesting would occur only if an upper target of real EPS growth of 15% p.a. were achieved, which was a significantly more challenging upper target than the target under the 2006 Plan; and
- If considered appropriate by the Committee, and if merited, participation in a Long Term Incentive Plan ("LTIP") – with conditional awards of shares worth up to 100% of salary being subject to a Total Shareholder Return ("TSR") performance condition relative to FTSE 100 companies.

The Committee applied the broad principles of this policy throughout 2007. As described in more detail below:

- No bonuses were payable to Executive Directors in respect of 2007 and, as a result, the Share Matching Plan was not operated; and
- Whilst LTIP awards were made following approval of the new plan by shareholders in April 2007, the LTIP will not be operated in 2008 (and the awards made in 2007 have lapsed as a result of the Transfer Order).

Details of each of the proposed elements of the remuneration packages for 2008 are described in more detail below.

BASIC SALARY

The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriately competitive level. No salary increases took effect on 1 January 2008, the normal review date.

Relevant salary information is as follows:

- As described in the 2006 Report, Messrs Applegarth, Baker and Currie received salary increases with effect from 1 January 2007. They did not receive salary increases thereafter.
- Mr Jones was paid a salary at the rate of £415,000 per annum, with no salary increase in January 2008.
- Mr Kuipers succeeded to the role of Chief Executive on 19 December 2007. At that time, his basic salary was increased from £415,000 (which was his increased salary at 1 January 2007) to £560,000 per annum.
- Mr Sandler and Ms Godbehere joined the board as Executive Chairman and Chief Financial Officer respectively on 22 February 2008. Their respective salaries are £90,000 per month and £75,000 per month.

SHORT TERM BONUS SCHEME

No short term bonus scheme is in force for 2008. The terms of any such scheme will be a matter for the new Committee.

No short term bonus was paid in respect of 2007. However, for information, the structure of the scheme that applied in 2007 is described below.

The bonus scheme in force for 2007, which was similar to that operated for some years, was designed to reward year-on-year increases in the Group's underlying profit attributable to shareholders. Only where there was an increase in underlying profit attributable to shareholders would participants be eligible for a short term bonus. Every 1% increase in profits would generate a potential bonus payment equal to 10% of salary, with a maximum of 200% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points).

Payment of one-third of any bonus due would have been subject to the Committee's view of the participant's personal performance, and the remaining two-thirds would have related to the performance of the business.

Half of any bonus due would have been payable in cash with half compulsorily deferred into Northern Rock shares for three years and potentially forfeitable over that period if the Executive left the Group. Bonuses would not have been pensionable.

SHARE MATCHING PLAN

A new Share Matching Plan was approved by the Company's shareholders at the 2007 AGM.

Awards were granted under the new Share Matching Plan to Messrs Applegarth, Baker, Jones, Currie and Kuipers in April 2007 in respect of 2006 bonuses (as described on page 15). Mr Bennett received an award in respect of his 2006 bonus in January 2007 under the previous Share Matching Plan as described on page 20 of the 2006 Report.

As no annual bonus was paid in respect of 2007, the plan will not be operated in 2008.

For information, the main features of the new Share Matching Plan are described below.

The Executive Directors and selected other senior executives were encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock shares up to the value of their after tax cash bonus earned in respect of the prior year's performance. The shares invested were eligible for additional Matching Shares at the end of a three-year performance period. Executives would receive a conditional award of Matching Shares at a 2:1 ratio to the gross value of the invested shares. Vesting of the Matching Shares would normally occur provided that:

- The Executive was still employed at the end of the three year vesting period;
- The invested shares were still held by the Executive at the end of the vesting period; and
- The EPS performance target set out below had been satisfied in whole or part.

EPS performance was measured over a single three-year performance period from a base point of EPS in the Financial Year preceding the year in which an award was granted. Vesting would be as follows:

Average annual growth in EPS of Group over Performance Period	**Matching Ratio**
Less than RPI + 5% p.a.	0
RPI + 5% p.a.	0.5:1 match
RPI + 15% p.a.	2:1 match
Between RPI + 5% p.a. and RPI + 15% p.a.	Pro rata on straight-line basis between 0.5:1 and 2:1 match

When Matching Shares vested participants would receive a payment, usually in shares, equal to the dividends which would have been paid on such vested shares during the performance period.

LONG TERM INCENTIVE PLAN

A new LTIP was approved by the Company's shareholders at the 2007 AGM.

Awards were granted under the LTIP in April 2007 in respect of the 2006 year to Messrs Applegarth, Baker, Jones, Currie and Kuipers, as detailed on page 17. Mr Bennett received an award in January 2007 in respect of the 2006 year under the previous LTIP.

No LTIP awards will be granted in 2008 in respect of the 2007 year.

For information, the main features of the LTIP are described below.

Participating Executives were granted conditional awards of shares under the LTIP. In years up to 2007, awards have typically been worth 100% of basic salary. The Committee have reviewed grant levels at the time of grant, taking account of the performance conditions, the value of the rest of the package and the overall positioning against the market.

Under the arrangements approved at the 2007 AGM, vesting of the award of shares would normally have occurred provided that:

- The Executive was still employed at the end of the vesting period; and
- To the extent that the performance targets set out below were satisfied -
- No awards would have vested unless the Company's EPS had grown by an average of at least 3% p.a. in excess of RPI over a single three year performance period;
- If this EPS 'underpin' condition was satisfied, the extent to which awards vest would have been determined by the Company's TSR compared with that of the other members of the FTSE 100 at the start of the TSR performance period; and
- TSR would have been measured over a single three-year performance period (with the calculation performed by independent advisers) and would have been calculated by comparing average performance over three months prior to the start and end of the performance period. Vesting would have been as follows:

TSR Ranking of Company over Performance Period	**Vesting Percentage**
Below Median	0%
Median	25%
Upper Quartile	100%
Between Median and Upper Quartile	Pro rata between 25% and 100%

When performance shares vested, participants would have received a payment, usually in shares, equal to the dividends which would have been paid on such vested shares during the performance period.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors were eligible to participate in the Company's all-employee share schemes on the same terms as other employees. During 2007, these schemes comprised:

- The Sharesave Scheme, a savings-related share option scheme available to all employees;
- The Employee Share Option Scheme, an H M Revenue & Customs approved share option scheme under which options have been granted to substantially all employees (although Executive Directors elected not to participate); and
- The Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees could not exceed £3,000 per year. The value of share awards under this scheme was dependent on the Group's profits.

None of these share schemes will be operated in 2008.

PENSION BENEFITS

The Company does not provide pension arrangements for Mr Sandler and Ms Godbehere.

Mr Kuipers is the only current Executive Director for whom pension provision is made by the Company. He continues to accrue benefits in the Final Salary section of the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service, with benefits accruing at the rate of 1/60th for each year of pensionable service. The normal retirement age under the Final Salary section of the pension scheme is 60. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements. Mr Kuipers opted for primary and enhanced protection under the UK pension regime contained in the Finance Act 2004 which was effective from 6 April 2006 ("A Day").

BENEFITS IN KIND

Each Executive Director is provided with certain benefits, including company car and travel benefits, and medical insurance benefits. The Executive Directors, as employees of the Company prior to their appointment as Directors, have entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status in 1997, but existing loans are not affected.

Following commencement of the strategic review in September 2007, the Board authorised the Directors in office at that time to take personal legal advice at the Company's expense in relation to their duties as Directors. In addition, the Board authorised the temporary provision of enhanced security arrangements at Mr Applegarth's home.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by the Company on 12 months' notice given at any time (except when in the final year of their service contract, whereupon the notice would end on the day of their retirement). Each Executive Director can terminate his employment by giving 6 months' notice. The contracts of Executive Directors in service in 2007 were terminable immediately by the Company on payment in lieu of notice of an amount equal to the amount that the Executive Director would have received during his notice period. Payments in lieu of notice could be made on a phased basis, at the Company's discretion.

Service contract dates for the Executive Directors in service as at 31 December 2007 are as follows:

D A Jones	1 February 2007 (Mr Jones retired from the Board on 22 February 2008)
A M Kuipers	14 January 2008 (previous contract dated 5 January 2005)

Mr Sandler and Ms Godbehere joined the Board as Executive Chairman and Chief Financial Officer respectively on 22 February 2008. Their service contracts (which were approved by HM Treasury in connection with the Company's entry into temporary public ownership) are not consistent with the policy set out above in that their contracts may be terminated by either party on 3 months' notice (for Mr Sandler's contract) and 1 month's notice (for Ms Godbehere's contract), except that notice served by the Company must expire on or after 22 February 2009 for Mr Sandler or on or after 22 August 2008 for Ms Godbehere. Their contracts may be terminated immediately by the Company on payment in lieu of notice of an amount equal to the salary only (and not other benefits) that they would have received during their notice period.

The Executive Directors' service contracts generally are subject to Age Discrimination Legislation where applicable.

TERMINATION ARRANGEMENTS FOR FORMER DIRECTORS

Mr Bennett, who was employed by the Company under a service contract dated 26 August 1997 (amended by supplemental agreement dated 12 March 1998), retired as a Director on 31 January 2007. He ceased employment on 30 May 2007, and continued to receive his normal salary and benefits between these dates. No termination payment was made to Mr Bennett on his retirement. In accordance with the terms of his employment, he was entitled on retirement to purchase his company car at book value.

Mr Applegarth was employed by the Company under a service contract dated 1 March 2001. His employment terminated, and he retired as a Director, on 12 December 2007. His service contract was expressed to be terminable by the Company on 12 months' notice or by way of payment in lieu of notice equal to 12 months' salary. Under a settlement agreement dated 12 December 2007, Mr Applegarth became entitled to a termination payment of £760,000 as payment in lieu of 12 months' salary, to be paid in monthly instalments and to include salary attributable to his actual service from 16 November to 12 December 2007. Such instalments as are outstanding will be reduced in the event that Mr Applegarth commences alternative employment or the provision of services at a basic annual salary or fee of at least £20,000 prior to 16 November 2008. In such case, the monthly amount payable will be reduced by such sum as is equal to 50% of 1/12th of the basic salary or fee in excess of £20,000 which he may receive from such alternative employment. These settlement terms are substantially less than the amount which he would otherwise have been due on termination of his employment by the Company.
The Company agreed to contribute £5,000 plus VAT towards Mr Applegarth's legal fees. No benefits were provided except that (i) £75,000 of Mr Applegarth's mortgage will continue to be charged at the concessionary interest rate for staff loans until November 2008, and (ii) Mr Applegarth will, in accordance with the rules of the Northern Rock Pension Scheme, be entitled to a pension at age 55, subject to actuarial reduction for early receipt.

Mr Currie, who was employed by the Company under a service contract dated 5 January 2005, retired as a Director on 16 November 2007. He remained in service as an employee on his previous terms and conditions (that is, at a salary of £415,000 and potential bonuses outlined previously). However, he retired with effect from 18 January 2008. Under a settlement agreement dated 24 January 2008, no termination payment was made to Mr Currie. The Company agreed to contribute £1,500 plus VAT towards Mr Currie's legal fees. No other benefits were provided. On his retirement, Mr Currie became entitled to an immediate pension, subject to actuarial reduction for early receipt, under the Northern Rock Pension Scheme.

Mr Baker, who is employed by the Company under a service contract dated 26 August 1997 (amended by supplemental agreements dated 12 March 1998 and 1 July 1999), retired as a Director on 16 November 2007.
He continues in service as an employee on his previous terms and conditions (that is, at a salary of £530,000 and potential bonuses outlined previously). Mr Baker has agreed with the Company that he will retire on 2 May 2008. On leaving the Company, he will be entitled to an immediate pension, subject to actuarial reduction for early receipt, under the Northern Rock Pension Scheme. Mr Baker waived his contractual entitlement that, as he will have attained 55 on retirement, his pension should not be subject to actuarial reduction.
No termination payment will be made to Mr Baker on his retirement.

Mr Jones, who is employed by the Company under a service contract dated 1 February 2007, retired as a Director on 22 February 2008. He continues in service as an employee on his previous terms (that is, a salary of £415,000 per annum and potential bonuses outlined previously).

Mr Kuipers, who was then employed under a service contract dated 5 January 2005, retired as a Director on 16 November 2007, but rejoined the Board on 19 December 2007. In this one month period, he continued in service as an employee on his previous terms and condition (that is, a salary of £415,000 and potential bonuses outlined previously).

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. Neither of the Executive Directors in service on 21 February 2008 held any external non-executive directorship.

PERFORMANCE GRAPH

The performance graph set out below illustrates the Group's TSR performance over the preceding five years, 2003 to 2007, compared with that of the FTSE 100 Index of which Northern Rock was a constituent between September 2001 and 24 December 2007.

The performance graph has been prepared in accordance with the Regulations.

Cumulative Annual Change in Total Shareholder Return: Northern Rock vs FTSE 100


FTSE 100
TSR %
100
80
60
40
20
0
-20
-40
-60
-80
-100
2003
2004
2005
2006
2007
Northern Rock
FTSE 100

MANAGEMENT BOARD DIRECTORS

During 2007, the Company's 18 Management Board Directors were paid salaries ranging from £95,000 to £250,000. This salary range excludes Mr Baker, Mr Kuipers and Mr Currie who became Management Board Directors following their retirement from the Board.

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

Although the remuneration of the Company Chairman is usually determined by the Committee, Mr Sanderson's remuneration and the terms of his appointment were approved by the Board. Mr Sandler's remuneration and the terms of his appointment were approved by HM Treasury in connection with the Company's entry into temporary public ownership.

The Chairman and the Non-Executive Directors are entitled to fees from the Company and it is the Company's policy that they do not participate in bonus, incentive or pension schemes.

Of the Non-Executive Directors in service throughout 2007, Sir Ian Gibson served and Mr Queen serves the Company under letters of appointment, terminable by the Company at any time without liability for compensation. As described below, certain Non-Executive Directors (including Sir Ian Gibson and Mr Queen) waived their entitlement to fees in respect of the period from 14 September to 31 December 2007.

The annual fee structure that was in place until October 2007 was as follows:

Chairman	£315,000
Senior Independent Non-Executive Director	£72,000
Non-Executive Director's Basic Fee	£45,000
Additional Fee for Membership of a Board Committee	£5,000
Additional Fee for Chairman of a Board Committee	£16,000

The fee structure described above does not apply to the appointments described below. The fees for the Chairman and Non-Executive Directors described below were set at levels sufficient to attract the calibre of Non-Executive Director needed to assist the Company in its strategic review.

Mr Sanderson was appointed as a Non-Executive Director and the Chairman of the Company under a letter of appointment dated 19 October 2007. His appointment was for a fixed term of two years expiring on 19 October 2009 (the "Termination Date").

Mr Sanderson's initial annual fee was £315,000 and he was entitled to receive in addition £85,000 towards the costs of his London office accommodation and the costs of his personal assistant, subject to Mr Sanderson providing the Company with reasonable evidence in relation to those costs (the "Additional Payment"). The letter of appointment was expressed to be terminable by the Company at any time but if Mr Sanderson's appointment was terminated prior to the Termination Date for any reason (other than for a material breach of duties by Mr Sanderson or in the event of a material breach of the terms of the letter of appointment by the Company), Mr Sanderson was entitled to the balance of his fees and the Additional Payment to be provided up to the Termination Date.

Following Mr Sanderson's appointment as Chairman, the following individuals were appointed as Non-Executive Directors of the Company by letters of appointment, dated as follows:

(i) Mr Adams – 29 November 2007;

(ii) Mr Devaney – 26 November 2007;

(iii) Mr Laffin – 26 November 2007; and

(iv) Mr Thompson – 17 January 2008.

The letters of appointment for these Non-Executive Directors were for a fixed term, which is due to expire on 31 December 2008 (the "Termination Date"). They do not have service contracts. If their appointment is terminated prior to the Termination Date (other than for a material breach of duties by the Director of the terms of the letter of appointment), then the letters of appointment provide for them to receive the balance of their fees payable up to the Termination Date. They are entitled to a basic fee of £90,000 per annum and a further £10,000 per annum for each Committee membership.

Mr Thompson retired from the Board on 22 February 2008 and, pursuant to the provisions in the preceding paragraph, was paid the sum of £100,000.

Following commencement of a period of temporary public ownership, Messrs Hester, Remnant and Scholar were appointed as Non-Executive Directors of the Company. As at the date of this report, they have entered into letters of appointment although the fees for Messrs Hester and Remnant remain to be agreed. Mr Scholar has agreed to waive his fee entitlement.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985. This information relates only to Directors in service at 31 December 2007 or Directors who retired during the year.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration are set out below:

Non-Executive Directors	**2007** **£000**	2006 £000
Dr M W Ridley (retired 19 October 2007)	**223**	300
B K Sanderson (Chairman) (appointed 19 October 2007, retired 22 February 2008)	**63**	-
L P Adams (appointed 29 November 2007)	**13**	-
J F Devaney (appointed 26 November 2007)	**15**	-
N A H Fenwick (retired 16 November 2007)	**39**	54
Sir Ian Gibson (retired 22 February 2008)	**65**	80
S T Laffin (appointed 26 November 2007)	**15**	-
N Pease (retired 16 November 2007)	**47**	65
M J Queen	**39**	54
R A Radcliffe (retired 16 November 2007)	**42**	56
Sir Derek Wanless (retired 16 November 2007)	**62**	86
Sir George Russell (retired 25 April 2006)	**-**	26
	623	721

In addition to the remuneration shown above, certain Directors were entitled to the following amounts which were waived. These waivers were without prejudice to entitlements of those Directors to remuneration in the future (although only Messrs. Queen, Adams, Laffin and Devaney remain Directors of the Company at the date of this report).

	2007 **£000**	2006 £000
Dr M W Ridley	**30**	-
N A H Fenwick	**10**	-
Sir Ian Gibson	**26**	-
N Pease	**11**	-
M J Queen	**9**	-
R A Radcliffe	**10**	-
Sir Derek Wanless	**15**	-
	111	-

Sir Ian Gibson and Mr Queen recommenced receipt of fees on 1 January 2008.

Executive Directors	Former Chief Executive A J Applegarth (retired 12 December 2007)	Deputy Chief Executive D F Baker (retired 16 November 2007)	Former Group Finance Director R F Bennett (retired 31 January 2007)	Group Finance Director D A Jones (appointed 1 February 2007)	Executive Director K M Currie (retired 16 November 2007)	Chief Executive A M Kuipers (retired 16 November 2007 reappointed 19 December 2007)	Total
	£000	£000	£000	£000	£000	£000[1]	£000
2007							
Salaries and fees	723	466	44	380	364	385	2,362
Compensation for loss of office	37[2]	–	–	–	–	–	37
Bonus	–	–	–	–	–	–	–
Total remuneration	760	466	44	380	364	385	2,399
Non cash and other benefits	25	10	13	10	11	10	79
Total emoluments	785	476	57	390	375	395	2,478
2006							
Salaries and fees	690	455	455	–	365	365	2,330
Bonus	660	435	435	–	349	349	2,228
Total remuneration	1,350	890	890	–	714	714	4,558
Non cash and other benefits	14	10	19	–	11	11	65
Total emoluments	1,364	900	909	–	725	725	4,623

1 Mr Kuipers retired as a Director on 16 November 2007 but was reappointed on 19 December 2007 on becoming Chief Executive Officer of the Company. The information in the table excludes one month of remuneration and benefits amounting to £37,521 that relate to the period when Mr Kuipers was not a Director between 16 November 2007 and 19 December 2007.

2 Details of the payment to Mr Applegarth on termination of his service contract are set out on page 11.

The compensation for loss of office for Mr Applegarth represents his entitlement from the period of his retirement as a Director on 12 December 2007 to 31 December 2007. Under the terms of his contract of employment, he is entitled to up to £760,000 in the period 16 November 2007 to 16 November 2008 payable monthly in instalments. In the event that he obtains alternative employment, the amount payable is reduced by such sum as is equal to 50% of 1/12th of the basic salary or fee in excess of £20,000 which he may receive from such alternative employment.

The cash bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders and every 1% increase in profit before taxation generates a cash bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits.

No bonus is payable in respect of 2007.

Any business expenses incurred by Executive Directors must be specifically reclaimed from the Company. No amounts are paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that were chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 10.

SHARE MATCHING PLAN

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of this share scheme as at 31 December 2007.

Details of the Ordinary Shares over which the Directors who served during the year had, as at 31 December 2007, conditional rights under the share matching plan by year of grant are as follows:

Rights under the Share Matching Plan

	Date granted	Rights held under plan at 31 Dec 06 (or, if later, date of appointment)	Rights granted during 2007	Market price of each share at date of grant £	Rights lapsed during 2007	Rights released during 2007	Rights held under plan at 31 Dec 07 (or, if earlier, date of termination of appointment)	Date of end of qualifying period[3]
A J Applegarth	Jan 04	53,208	–	7.40	–	(53,208)	–[4]	–
	Jan 05	47,618	–	7.73	(47,618)	–	–	–
	Jan 06	55,315	–	9.57	(55,315)	–	–	–
	Apr 07	–	110,124	11.98	(110,124)	–	–	–
D F Baker	Jan 04	35,472	–	7.40	–	(35,472)	–[5]	–
	Jan 05	31,605	–	7.73	(31,605)	–	–	–
	Jan 06	34,517	–	9.57	–	–	34,517	Jan 09
	Apr 07	–	72,617	11.98	–	–	72,617	Jan 10
R F Bennett	Jan 04	35,472	–	7.40	–	(35,472)	–[6]	–
	Jan 05	31,605	–	7.73	(31,605)	–	–	–
	Jan 06	34,517	–	9.57	–	–	34,517	Jan 09
	Jan 07	–	36,308	11.98	–	–	36,308	Jan 10
K M Currie	Jan 04	20,270	–	7.40	–	(20,270)	–[7]	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Apr 07	–	58,254	11.98	–	–	58,254	Jan 10
D A Jones	Jan 05	10,535[8]	–	7.73	(10,535)	–	–	–
	Jan 06	11,062	–	9.57	–	–	11,062	Jan 09
	Apr 07	–	39,897	11.98	–	–	39,897	Jan 10
A M Kuipers	Jan 04	20,270	–	7.40	–	(20,270)	–	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Apr 07	–	58,254	11.98	–	–	58,254	Jan 10

3 These dates are the normal vesting dates and represent the position as at 31 December 2007.
4 Mr Applegarth retired on 12 December 2007.
5 Mr Baker retired as an Executive Director on 16 November 2007.
6 Mr Bennett retired as an Executive Director on 31 January 2007.
7 Mr Currie retired as an Executive Director on 16 November 2007.
8 Mr Jones was appointed as an Executive Director on 1 February 2007.

Shares granted in January 2004 vested in January 2007 when the Company's share price was £11.98.

Executive Directors and certain other senior executives were entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares; alternatively they could elect to deposit their own shares. The shares acquired or deposited were eligible under this scheme for additional Matching Shares at the end of a three-year period. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards granted in 2005 and following years the release of Matching Shares would have been dependent on the Group achieving real EPS growth of 3% p.a. over the three years prior to their release.

As this growth target has not been met for the awards granted in 2005, these awards expired unexercised ("lapsed") and will not become exercisable. All remaining awards lapsed pursuant to the Transfer Order on 22 February 2008.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of the awards is charged to the income statement over the three-year period to which they relate. In 2007 £1,678,176 was credited to the income statement due to lapsing of the awards granted in 2005 and a revision to the estimate of the number of rights that were expected to vest in future years (2006 charge of £1,367,302).

2007 awards were granted to Mr Applegarth, Mr Baker, Mr Jones, Mr Currie and Mr Kuipers under the new Share Matching Plan after the AGM based on a share price of £11.98 per share (the share price prevailing on 26 January 2007 – the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme). As explained on page 8, Mr Bennett received an award under the existing Bonus Matching Plan in January 2007.

Mr Applegarth's rights under the scheme lapsed on 12 December 2007.

DEFERRED SHARE SCHEME

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of this share scheme as at 31 December 2007.

Following the approval of the new share scheme arrangements at the AGM in 2007, there were no further awards under the Deferred Share Scheme after the January 2007 awards to Mr Applegarth, Mr Baker, Mr Bennett, Mr Currie, Mr Jones and Mr Kuipers (details of which are outlined below) relating to the 2006 annual bonus.

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 06 (or, if later, date of appointment)	Rights granted during 2007	Market price of each share at date of grant £	Rights lapsed during 2007	Rights released during 2007	Rights held under plan at 31 Dec 07 (or, if earlier, date of termination of appointment)	Date of end of qualifying period[9]
A J Applegarth	Jan 04	53,208	–	7.40	–	(53,208)	–[10]	–
	Jan 05	47,618	–	7.73	(47,618)	–	–	–
	Jan 06	55,315	–	9.57	(55,315)	–	–	–
	Jan 07	–	55,061	11.98	(55,061)	–	–	–
D F Baker	Jan 04	35,472	–	7.40	–	(35,472)	–[11]	–
	Jan 05	31,605	–	7.73	(31,605)	–	–	–
	Jan 06	34,517	–	9.57	–	–	34,517	Jan 09
	Jan 07	–	36,308	11.98	–	–	36,308	Jan 10
R F Bennett	Jan 04	35,472	–	7.40	–	(35,472)	–[12]	–
	Jan 05	31,605	–	7.73	–	(31,605)	–	–
	Jan 06	34,517	–	9.57	–	(34,517)	–	–
	Jan 07	–	36,308	11.98	–	(36,308)	–	–
K M Currie	Jan 04	20,270	–	7.40	–	(20,270)	–[13]	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Jan 07	–	29,126	11.98	–	–	29,126	Jan 10
D A Jones	Jan 05	10,535[14]	–	7.73	(10,535)	–	–	–
	Jan 06	11,062	–	9.57	–	–	11,062	Jan 09
	Jan 07	19,949	–	11.98	–	–	19,949	Jan 10
A M Kuipers	Jan 04	20,270	–	7.40	–	(20,270)	–	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Jan 07	–	29,126	11.98	–	–	29,126	Jan 10

9 These dates are the normal vesting dates and represent the position as at 31 December 2007.

10 Mr Applegarth retired on 12 December 2007.

11 Mr Baker retired as an Executive Director on 16 November 2007.

12 Mr Bennett retired as an Executive Director on 31 January 2007.

13 Mr Currie retired as an Executive Director on 16 November 2007.

14 Mr Jones was appointed as an Executive Director on 1 February 2007.

Shares granted in January 2004 vested in January 2007 when the Company's share price was £11.98.

Executive Directors and certain other senior executives who received a cash bonus were eligible under this scheme to receive deferred shares of an equivalent value. Prior to 2005, the release of deferred share awards was not dependent on satisfaction of a further performance condition (other than normally remaining in employment until the date of vesting) because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance. For awards in 2005 and subsequent years the release of any deferred share awards became dependent on the Group achieving average real EPS growth of 3% p.a. over the three years prior to their release. As this growth target has not been met for the awards granted in 2005, these awards have now expired unexercised ("lapsed") and will not become exercisable. All remaining awards lapsed pursuant to the Transfer Order on 22 February 2008.

Mr Applegarth's rights under the scheme lapsed on 12 December 2007.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of the awards is being charged to the income statement over the three-year period to which they relate. In 2007 £513,303 was credited to the income statement due to the lapsing of the awards granted in 2005 and a revision to the estimate of the number of rights that are expected to vest in future years (2006 charge of £1,367,302).

LONG TERM INCENTIVE PLAN

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of this share scheme as at 31 December 2007.

Details of the Ordinary Shares over which the Directors have conditional rights under the existing Long Term Incentive Plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 06 (or, if later, date of appointment)	Rights granted during 2007	Market price of each share at date of grant	Rights lapsed during 2007	Rights released during 2007	Rights held under plan at 31 Dec 07 (or, if earlier, date of termination of appointment)	Date of end of qualifying period[15]
A J Applegarth	Jan 04	76,351	–	7.40	(43,292)	(33,059)	–[16]	–
	Jan 05	80,854	–	7.73	(80,854)	–	–	–
	Jan 06	72,100	–	9.57	(72,100)	–	–	–
	Apr 07	–	63,439	11.98	(63,439)	–	–	–
D F Baker	Jan 04	50,676	–	7.40	(28,734)	(21,942)	–[17]	–
	Jan 05	50,453	–	7.73	(50,453)	–	–	–
	Jan 06	47,544	–	9.57	–	–	47,544	Jan 09
	Apr 07	–	44,240	11.98	–	–	44,240	Jan 10
R F Bennett	Jan 04	50,676	–	7.40	(28,734)	(21,942)	–[18]	–
	Jan 05	50,453	–	7.73	(50,453)	–	–	–
	Jan 06	47,544	–	9.57	(25,204)	–	22,340	Jan 09
	Jan 07	–	44,240	11.98	(38,185)	–	6,055	Jan 10
K M Currie	Jan 04	29,054	–	7.40	(16,474)	(12,580)	–[19]	–
	Jan 05	34,929	–	7.73	(34,929)	–	–	–
	Jan 06	38,140	–	9.57	–	–	38,140	Jan 09
	Apr 07	–	34,641	11.98	–	–	34,641	Jan 10
D A Jones	Jan 05	16,171[20]	–	7.73	(16,171)	–	–	–
	Jan 06	15,674	–	9.57	–	–	15,674	Jan 09
	Apr 07	–	34,641	11.98	–	–	34,641	Jan 10
A M Kuipers	Jan 04	29,054	–	7.40	(16,474)	(12,580)	–	–
	Jan 05	34,929	–	7.73	(34,929)	–	–	–
	Jan 06	38,140	–	9.57	–	–	38,140	Jan 09
	Apr 07	–	34,641	11.98	–	–	34,641	Jan 10

15 These dates are the normal vesting dates and represent the position as at 31 December 2007.

16 Mr Applegarth retired on 12 December 2007.

17 Mr Baker retired as an Executive Director on 16 November 2007.

18 Mr Bennett retired as an Executive Director on 31 January 2007.

19 Mr Currie retired as an Executive Director on 16 November 2007.

20 Mr Jones was appointed as an Executive Director on 1 February 2007.

The gross awards granted in 2004 shown above matured in January 2007 and led to the release of 43.3% of the shares originally awarded. The remaining 56.7% of rights lapsed under the performance conditions of the scheme. The Company's share price on the release date was £11.98. There were no variations made in the terms and conditions of the plan interests during 2007.

Shares could only be released if strategic performance targets were achieved and if the participant remained in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance was measured over a three year period on the basis of TSR, comparing the Company's performance with that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's TSR would have been compared to that of other companies in the FTSE 100 Index at the date of the award. See page 9 for further details.

As the performance criteria have not been met for the awards granted in January 2005, these awards have now lapsed. All remaining awards lapsed pursuant to the Transfer Order on 22 February 2008.

Mr Applegarth's rights under the scheme lapsed on 12 December 2007.

A proportion of Mr Bennett's rights under the awards granted in 2006 and 2007 lapsed on his retirement in accordance with the terms of his retirement.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2007 £1,281,053 was credited to the income statement due to the lapsing of the awards granted in 2005 and a revision to the estimate of the number of rights that are expected to vest in future years (2006 charge of £1,031,257).

PENSIONS

Set out below are details of the pension benefits to which each of those individuals who were Executive Directors at some time during the financial year is entitled.

	Age at 31 Dec 07	Years and months of service at 31 Dec 07	Accrued pension entitlement at 31 Dec 07 (Per Annum)	Accrued pension entitlement at 31 Dec 06 (Per Annum)	Additional pension entitlement earned in year	Additional entitlement earned in year (in excess of inflation)
			£	£	£	£
A J Applegarth	45	24 yrs 2 mths	304,643	266,417	38,226	28,635
D F Baker	54	30 yrs 7 mths	300,880	255,306	45,574	36,383
R F Bennett	60	13 yrs 6 mths	323,881	303,334	20,547	9,627
K M Currie	51	27 yrs 5 mths	211,232	183,007	28,225	21,637
D A Jones	49	15 yrs 2 mths	101,429	42,121	59,308	57,792
A M Kuipers	50	20 yrs 3 mths	142,610	117,104	25,506	21,290

	Transfer value of accrued pension entitlement at 31 Dec 07	Transfer value of accrued pension entitlement at 31 Dec 06	Increase in transfer value less Directors' contributions	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions)
	£	£	£	£
A J Applegarth	2,618,236	2,235,907	346,246	196,135
D F Baker	4,306,837	3,516,436	767,140	468,077
R F Bennett	6,684,316	6,069,333	603,972	187,696
K M Currie	2,520,063	2,129,335	372,514	225,267
D A Jones	1,124,168	475,697	628,408	547,162
A M Kuipers	1,562,163	1,245,550	295,489	199,122

The accrued pension entitlement is the amount at the end of the year that the Director would receive if he retired at age 60 or in the case of Mr Bennett, at 31 December 2007. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors (or former Directors) and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' (or former Directors') contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director (or former Director) has earned in the period, whereas the change in his transfer value, required by the Regulations, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2007 of £323,900.

As Mr Jones joined the Company's Pension Scheme after the cap on Pensionable Earnings and Final Pensionable Earnings was introduced by the Finance Act 1989, the Company provides him with arrangements to provide the difference between benefits based upon actual Final Pensionable Earnings and the scheme specific cap. These benefits provided by the Company outside the Pension Scheme attract the same terms as those provided by the Scheme, save for the option to take a tax free lump sum at retirement. This arrangement does not affect the level of contribution made to the scheme by Mr Jones, whose contributions are made by reference to full pensionable earnings.

As above, the pension benefits that are provided to Mr Jones, which accrue at the rate of 1/60th of pensionable salary for each year of service (and pro rata for each part year) are split between the Northern Rock Pension Scheme and an unfunded arrangement. The pension scheme provides benefits up to an earnings cap, currently £108,600 for 2006/07 (2005/06 – £105,600) per annum, whilst the unapproved arrangement provides benefits on earnings in excess of the cap. Mr Jones contributes 5% of his basic salary to the pension scheme, including those earnings in excess of the earnings cap. If, with the agreement of the Company, Mr Jones were to commute some of his unapproved pension for a lump sum at retirement, the Company would not reimburse Mr Jones for any taxes that are due on any such payment. Mr Jones has also been awarded a pensionable service credit in the pension scheme in respect of a transfer payment that he brought into the scheme.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

					Contingent Interests	
	At 21 Feb 08	**At 31 Dec 07 (or date of appointment)**	**At 31 Dec 06 (or date of appointment)**	**At 21 Feb 08**	**At 31 Dec 07 (or date of appointment)**	**At 31 Dec 06 (or date of appointment)**
Non Executive Directors						
B K Sanderson (appointed 19 October 2007)	–	–	–	–	–	–
L P Adams (appointed 29 November 2007)	–	–	–	–	–	–
J F Devaney (appointed 26 November 2007)	–	–	–	–	–	–
Sir Ian Gibson	15,000	15,000	15,000	–	–	–
S T Laffin (appointed 26 November 2007)	–	–	–	–	–	–
M J Queen	16,000	16,000	4,000	–	–	–
Executive Directors						
D A Jones (appointed 1 February 2007)	73,323	94,393	25,988	132,285	132,285	94,988
A M Kuipers	138,423	174,663	61,559	207,951	207,951	226,693

Contingent interests as at the stated dates represent Ordinary Shares over which the Directors had conditional rights under the Share Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan.

As a result of The Northern Rock plc Transfer Order 2008 on 22 February 2008 all of the Ordinary Shares were transferred to the Treasury Solicitor as the Treasury's nominee and contingent interests lapsed.

DIRECTORS' SHARE OPTIONS

As a result of The Northern Rock plc Transfer Order 2008 all share options were extinguished on 22 February 2008. This note therefore reflects the position of these share options as at 31 December 2007.

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2007 to 31 December 2007 are as follows:

	Option type	At 31 Dec 06	Granted in 2007	Exercised in 2007	Lapsed in 2007	Exercise price	At 31 Dec 07	Date from which first exercisable	Expiry date
						£			
A J Applegarth	Sharesave 4	2,273	-	-	(2,273)	7.27	-	-	-
D F Baker	Sharesave 4	1,303	-	-	-	7.27	1,303	1 May 08	1 Nov 08
R F Bennett	Sharesave 5	959	-	-	(959)	9.74	-	-	-
K M Currie	Share Option Scheme	4,854	-	(4,854)	-	6.18	-	-	-
	Sharesave 4	1,303	-	-	-	7.27	1,303	1 May 08	1 Nov 08
D A Jones	Sharesave 5	1,652	-	-	(1,652)	9.74	-	-	-
	Sharesave 6	-	2,287	-	-	7.16	2,287	1 Oct 12	1 Apr 13
A M Kuipers	Sharesave 2	8,546	-	(8,546)	-	2.15	-	-	-
	Sharesave 4	2,273	-	-	-	7.27	2,273	1 May 10	1 Nov 10

No Executive Director option terms were varied during 2007 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director saved £250 per month.

Options listed in the table above are H M Revenue & Customs approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was not met in 2007. Options under the Sharesave Scheme do not have any performance conditions.

For each unexercised option at the end of the year, the market price of each share at 31 December 2007 was £0.84, the highest market price during the year was £12.51 (9 February 2007) and the lowest market price during the year was £0.83 (28 December 2007).

On 26 January 2007 KM Currie exercised and sold 4,854 share options in relation to an option scheme which was exercisable between June 2001 and June 2008. The exercise price was £6.18. The market price of the shares on 26 January 2007 was £11.92.

On 1 May 2007 A M Kuipers exercised 8,546 Sharesave Options. The exercise price was £2.15. The market price of the shares on 1 May 2007 was £10.52.

The specific individual interests of Executive Directors are shown in the tables above. In addition, the current Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2007 as follows:

(i) Northern Rock Employee Trust held 7,993,446 shares (31 December 2006 – 6,740,740 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust held 666,584 shares (31 December 2006 – 600,852 shares); and

(iii) Northern Rock Trustees Limited held 401,654 shares (31 December 2006 – 85,708 shares).

R A Sandler
Executive Chairman
29 March 2008

INTRODUCTION

Corporate Social Responsibility ("CSR") reporting is broken down into a number of interconnected sections and a summary of our key activities within each area is summarised in this report.

Full CSR reports are now web based and comprehensive information and details of our CSR policies can be found at:

http://companyinfo.northernrock.co.uk/investorrelations/corporatereports.asp

ENGAGEMENT

As a Company we value two-way engagement with all stakeholders in relation to CSR issues and policies. This dialogue ensures that we continue to focus on the most relevant issues, adjust policies and targets where appropriate and continue to report in the most transparent way. Where possible we do respond to questionnaires but prefer to provide as much information as is available on our web-based report, which is updated regularly, so that interested parties can gather information in a format that is relevant to their own requirements.

Some of the ways in which our work has been acknowledged are given below:

- **FTSE4Good** – This Index Series has been designed to measure the performance of companies that meet globally recognised CSR standards. Northern Rock maintained pass ratings in all areas during the 2007 assessment.
- **EIRIS** – EIRIS is one of the principle organisations in the assessment of company performance in CSR management. Our environmental performance ratings by EIRIS were increased to "Major Improvement" in relation to water management and "Significant Improvement" for waste management and recycling practices.
- **Honorary Freedom of the City of Newcastle** – We received the Freedom of the City during 2007. The award, proposed by the North East Chamber of Commerce and City Councillors, was awarded to us for our contribution (and that of The Northern Rock Foundation) to the business, social and cultural life of the City and the region.

CONFIDENTIAL INFORMATION

Northern Rock has robust and audited procedures for the disposal of confidential waste from all of our sites. All confidential waste is shredded and certificates of destruction are issued for all consignments. To date we have had no known breaches of this policy.

BUSINESS ETHICS AND HUMAN RIGHTS

Our relationship with our customers and other stakeholders is of paramount importance to us.

Our Code of Business Ethics and Human Rights (the "Code"), therefore, forms a key element of the way we conduct business with all of our stakeholders.

The Code is subject to regular review and in 2007 a minor amendment was made in response to the new requirements under Age Discrimination Regulations. Staff who are members of the Northern Rock Pension Scheme are now able to accrue Money Purchase Benefits beyond the previous normal retirement age of 60.

Our commitment to Treating Customers Fairly was demonstrated during September when exceptional levels of customer transactions meant that staff in both branches and at Head Office worked extended hours to service customer requests as efficiently as was possible. The loyalty, dedication and professionalism of the staff during this exceptionally difficult period was a credit to them all.

WORKPLACE

All Company employees are regarded as partners in the business and it is recognised that each person makes a distinctive contribution to the success of the business. All employee objectives are linked to the organisation's Key Business Goals. The Company endeavours to engineer a collective vision through all areas of employee life.

Key points from 2007 are:

- A new role of Assistant Director for Diversity was created within our Personnel Department, with a remit to undertake responsibility for the strategic direction of Equality and Diversity within Northern Rock and to champion its projects.
- Work commenced on a separate Equality and Diversity Intranet site, holding more information for staff disability awareness, English sign language finger spelling charts, local and national projects and campaigns with information sheets on anti-discrimination legislation.
- Receipt of the Regional Shaw Trust STAR Award for National Employer of the Year – Shaw Trust's STAR Awards provide a way of recognising the contribution made by employees, employers and other organisations who work in partnership with Shaw Trust to assist people in their route to employment.
- Recognition as an Exemplar Employer by Opportunity Now, in partnership with the Government Equalities Office (formerly part of the Department for Local Communities). Over 100 Exemplar Employers have been identified as doing innovative work to address occupational segregation, equal pay and opportunities for women in the workplace. All organisations have committed to sharing their best practice with other organisations in the future. It is hoped that this comprehensive sharing of expertise and solutions will ultimately help to address both the gender pay and opportunities gap in the UK.

COMMUNITY

In addition to our support of the The Northern Rock Foundation we are involved with a number of other "community" initiatives:

- **Northern Rock Charity Committee** – Northern Rock staff are active in raising considerable sums for charity. All funds raised are matched via the Northern Rock Foundation Scheme. Each year staff choose which charities will benefit and all funds raised are matched by the Foundation. In 2007 Great North Air Ambulance and Cancer Research UK each received £162,171.

- **Northern Rock Cyclone Challenge –** Northern Rock was pleased to sponsor the inaugural 'festival of cycling' which, because of its appeal to cyclists of all levels, it is hoped will grow into the stature of the Great North Run.
- **Sports Sponsorships** – we continue to sponsor Newcastle United, Newcastle Falcons and Durham and Middlesex cricket clubs.

ENVIRONMENT

The key environmental impacts arising from our corporate operations have been identified as the use of energy, carbon dioxide emissions, waste, water use, corporate transport and staff transport to work. Where practical we are also committed to ensuring that environmental awareness and best practice form an integral part of our corporate thinking.

- **Energy** – all energy usage is monitored to ensure consumption is reduced as far as is possible without impacting on business operations. Consumption per employee was 4,716 kwh in 2007, a 1.7% decrease on 2006 levels.
- **Carbon Dioxide Emissions** – In line with Government targets to reduce carbon emissions by 20% between 1990 and 2010 we have actively managed carbon dioxide outputs since 1996. At that time our output was 3.1 tonnes per employee. Output per employee in 2007 was 0.524 tonnes.
- **Waste** – Northern Rock follows the principles of "Reduce, Reuse and Recycle". Furniture and equipment that are no longer required are donated to local schools, charities and community groups. All our paper waste and cardboard are recycled following destruction. There are also recycling schemes in place in Head Office sites for plastic bottles, plastic cups, aluminium cans, waxed paper cups, toner cartridges, computer consumables, waste electrical equipment and mobile phone batteries.
- **Water** – We benchmark and target our water use against the DEFRA corporate environmental reporting guidance for offices, which is $0.05m^3$ per employee per working day. During 2007 our equivalent figure was $0.041m^3$.
- **Corporate Transport** – The Company has continued to control carbon dioxide emissions from corporate transport activities by promoting a corporate transport policy and reducing corporate transport mileage wherever practical.
- **Staff Travel** – We recognise that staff have an impact on the environment as a result of the way they travel to work. A comprehensive Transport Management Policy is in place and staff surveys are carried out every 2 years alongside an "on-street parking survey" to assess the impact the policy is having on the way in which staff travel to work. In response to staff feedback there are many incentives available including car share bays, travel tickets with staff discounts, cycle to work packs and cycle storage, drying room, showers and locker facilities.

From 1997 to 2007, Northern Rock plc donated over £190 million to The Northern Rock Foundation, which was established when Northern Rock Building Society converted to a public limited company. The Company covenanted 5% of its pre-tax profits each year to the Foundation and was ranked third largest UK corporate giver, in The Guardian's 'Giving List' (November 2006).

The aims of Northern Rock Foundation are to tackle disadvantage and improve quality of life in North East England and Cumbria. The Foundation does this by investing in charitable activities through grants, loans, training, research and demonstration work. The Foundation is a charity and company limited by guarantee with an independent Board of Trustees that make all decisions on governance, finance and policy. 2007 was the Foundation's tenth year of operation. During the year its Trustees awarded 226 grants worth £17 million through their main programmes. Since 1997 the Foundation has awarded grants, loans and other investments worth more than £170 million.

In 2007, the Trustees began making grants under new programmes introduced following a comprehensive review held the previous year. The majority of the Foundation's investments continued to target social and economic disadvantage. The Money and Jobs, Strong and Healthy Communities, Building Positive Lives, Independence and Choice and Safety and Justice programmes dealt with a broad range of issues, including youth disaffection, homelessness, unemployment, financial exclusion, poor diet, mental ill-health, welfare advice and domestic violence. The Foundation's Better Buildings programme supported charitable organisations to improve or develop a wide range of facilities, from community centres to arts venues. The Trustees also invested in developing the capacity of the voluntary sector through support organisations and training programmes.

The Foundation maintained its role as a major funder of cultural activity in the region. Through the Culture and Heritage programme, it made grants worth £2.5 million for high-profile and high-quality events and activities. The Foundation also continued as a key partner in the Culture 10 initiative, a ten-year programme focused on Newcastle and Gateshead, but including other parts of the North East. 2007 also marked the sixth year of the Foundation's annual Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2007 winner was the poet Sean O'Brien, whose work has won considerable literary praise and several other prestigious awards.

Current programmes 2007 approved amounts:



Awards £	Programme
2,814,827	Money and Jobs
2,462,562	Independence and Choice
1,982,245	Strong and Healthy Communities
3,181,388	Building Positive Lives
2,107,203	Safety and Justice
2,544,167	Culture and Heritage
1,907,491	Better Buildings
100,000	Exceptional grants
1,767,131	Training and development grants
130,000	Policy grants
1,000,000	Special initiatives
£19,997,014	**Grant making total**
1,232,855	Work directly commissioned through programmes, training and policy
300,000	Loans
1,865,615	Staff matched
233,889	Other
£23,629,373	**Total investment**

During the year, the Foundation continued to explore ways of ensuring the lessons from its grant-making were used to inform and influence a wide audience of policy-makers and practitioners in the North East and Cumbria, and nationally. A new research series, *Think*, was launched, and the Foundation commissioned a ground-breaking study of trends within and affecting the voluntary and community sector. The Foundation also carried on playing a role in regional and national developments, in particular as part of the consortium running the Government's Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, and a Trustee sits on its investment committee.

The Foundation also runs a scheme where it matches money donated to UK charities by Northern Rock employees. Some of the money comes from the Give As You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. In 2007, the Foundation double-matched donations, giving £2 for every £1 raised or given by staff. By the end of 2007, the ten-year total raised by staff when matched by the Foundation reached £4.4 million. The total raised and matched in 2007 was £1.9 million.

Thanks to the generosity of Northern Rock plc and to prudent house-keeping by successive Boards of Trustees, the Foundation was able to continue grant-making in late 2007 while the Company undertook its strategic review. Although they cut back on some planned expenditure, mainly for new developments, the Foundation's Trustees still invested nearly £22 million in total.

The Foundation will receive a minimum of £15 million a year in 2008, 2009 and 2010 from Northern Rock, as part of the arrangement under which Northern Rock was taken into temporary public ownership. In 2008, the Trustees now intend to spend a minimum of £11 million on grants.

More information about the Foundation is available from:

The Northern Rock Foundation
The Old Chapel
Woodbine Road
Gosforth
Newcastle upon Tyne
NE3 1DD

Telephone: 0191 284 8412
Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

DESCRIPTION OF THE BUSINESS

Northern Rock's core business is secured residential lending, which comprises over 90% by value of total loans to customers. The balance of our loans to customers includes a portfolio of personal unsecured loans and a small portfolio of secured commercial loans.

OVERVIEW OF 2007

During the first half of 2007, Northern Rock's operational performance was in line with our previously stated strategic targets, with asset growth of 12.4% over the six months to 30 June 2007.

Margin pressure was experienced in the first half of 2007, due in large part to the prevailing interest rate environment. Increases in Bank Base Rate had a negative impact on net interest income, as the mortgage market was slow to reflect interest rate increases in product pricing. Increases in money market and swap rates also had a negative impact on our financial performance due to the timing of our hedge transactions for fixed rate mortgages. As a result we changed our policy on hedging such interest rate risk by accelerating the timing of transacting the hedges to reduce the future exposure to this risk. On 27 June 2007 we revised downward our profit guidance.

Northern Rock raised £12.1 billion in aggregate in the first half of 2007 to support our growth through the four funding channels of wholesale funding, securitisations, covered bond issues and retail deposits. We also sold the first tranche of our commercial secured loans in June 2007 to Lehman Commercial Mortgage Conduit Limited, with further tranches sold in the second half of the year. These transactions provided additional funding for secured residential lending amounting to £1.46 billion.

As at 30 June 2007 around 75% of Northern Rock's total funding was sourced from the non-retail money markets with £53.8 billion of our total non-retail funding balances of £80.5 billion, i.e. two thirds, raised from securitisations and covered bonds.

Concerns about credit exposure in financial markets began to surface in the summer of 2007 and credit spreads (the cost of credit) increased. The announcement by a major US investment bank of difficulties in one of its investment conduits and subsequent similar announcements by other banks led to a serious disruption in the medium term funding markets on 9 August 2007. This quickly led to severe restrictions in the liquidity of the short term wholesale markets. Despite these restrictions during August and early September 2007, we continued to fund in the short dated wholesale markets and maintained significant balances of liquid assets whilst we, together with our advisers, sought to find a solution to likely funding difficulties should the markets not recover. Such a solution included discussions with interested parties about the sale of the Company.

In the week commencing 10 September 2007, despite the fact that we continued to raise funds at shorter durations, the general tightening of longer term liquidity and the closure of the securitisation and medium term markets meant it was necessary to arrange a facility in case such markets failed to reopen. Therefore we approached the Bank of England for a liquidity support facility which was provided at a premium rate of interest.

In the days that followed the grant of the Bank of England loan facility, there were significant withdrawals by Northern Rock's retail depositors reflecting customers' concerns as to the security of their savings. Although we had liquid resources totalling £5.9 billion in early September 2007, in addition to the treasury investment portfolio, the substantial amount of retail deposits withdrawn, together with the impact of maturing wholesale funding, contributed to Northern Rock having to draw on the Bank of England facility.

On 17 September 2007, the Chancellor of the Exchequer announced that, should it be necessary, arrangements would be put in place to guarantee all existing deposits in Northern Rock during the current instability in the financial markets, which significantly slowed the level of customer withdrawals. The guarantee arrangements were clarified and extended by HM Treasury on 20 and 21 September, 9 October and 18 December 2007 to include all unsecured retail products, all uncollateralised and unsubordinated wholesale deposits and wholesale borrowings, all payment obligations under any uncollateralised derivative transactions and all obligations of the Company to make payments on the repurchase of mortgages under the documentation for the Granite securitisation programme. In order to minimise any unfair commercial advantage to the Company, Northern Rock has agreed to pay a fee to HM Treasury for the guarantee arrangements.

In the weeks following the initial announcement of the HM Treasury guarantee arrangements, Northern Rock's level of retail deposits stabilised. As a result of the significant diminution of our retail deposits and our inability to raise sufficient new finance in the interbank and wholesale markets, lending activities have been significantly reduced with effect from the last quarter in 2007. Our need to fund at higher rates than average spreads on existing liabilities had a substantial impact on margins on new and existing business. The Bank of England facility has also supported operating cash flows and the repayment of maturing non-retail liabilities.

STRATEGIC REVIEW

Following the events of September 2007, we engaged in a strategic review process with our advisers, having consulted with the Tripartite Authorities (comprising the Bank of England, the Financial Services Authority and HM Treasury) acting in their respective capacities, to look at a range of options for the business; these included proposals put forward by both the Board and third parties. All of the proposals would have required substantial continuing support from HM Treasury and the Bank of England in the medium term. At the beginning of February 2008 both the Company and a third party submitted proposals to the Tripartite Authorities.

On 17 February 2008, the Chancellor of the Exchequer announced that the Government had decided to take Northern Rock into a period of temporary public ownership. The necessary legislation for this was passed so that the Ordinary, Preference and Foundation Shares of Northern Rock were transferred to the Treasury Solicitor on 22 February 2008. An independent valuer appointed by HM Treasury will determine the level of any compensation payable to shareholders.

TEMPORARY PUBLIC OWNERSHIP

The objectives of the Tripartite Authorities in providing the liquidity support facilities and guarantee arrangements and in taking the Company into temporary public ownership are to:

- Protect taxpayers
- Maintain wider financial stability
- Protect consumers

As a consequence, the Company's previous annual strategic targets of asset growth of 20% +/- 5%, growth in underlying profit attributable to ordinary shareholders of 20% +/- 5% and return on equity of 20% - 25% are no longer appropriate.

The Company's prime objectives now are:

- The repayment of the Bank of England debt
- The release of HM Treasury guarantee arrangements
- A successful return to the private sector

To meet these objectives, whilst complying with European State aid rules (including compensatory measures) and in light of market conditions, it will be necessary to restructure our business and significantly reduce the size of the Group's balance sheet. This will be achieved principally through redemptions from existing loan books, whereas previously asset growth was supported by our strong customer retention policy. Where appropriate, asset disposals will also be considered in order to accelerate repayment of the Bank of England debt. New mortgage lending will be significantly reduced compared with historic levels and will be balanced with funding generated in the retail and non-retail funding markets. In 2008, we have stopped offering our "Together" range of loans, which comprised a combined secured and unsecured loan aimed particularly at first time buyers, and have withdrawn from new personal unsecured lending. This revised lending strategy will further focus our capabilities and infrastructure on our core business of secured residential lending, to enable a viable business to emerge in the future following repayment of the Bank of England debt. Pricing and credit criteria for new lending will be set to appropriately manage volumes, profitability and credit risk.

Prior to the Group's liquidity problems, growth was supported by funding from the securitisation, covered bond, wholesale and retail deposit markets. Going forward, it is intended that the mix of funding will change with a target balance of 50% from retail deposits and 50% from non-retail funding over the next three to four years, as retail balances recover and non-retail balances mature. It is intended that our retail deposit balances will recover gradually on an annual basis but that our market share of balances during the restructuring period will remain below our previous historic peak. Retail deposits will continue to be available in branches, online and by post. We intend to retain our offshore Guernsey and Ireland retail operations but will close our small Danish branch. The Northern Rock brand will be retained.

The revised strategy and business model require a period of stabilisation and restructuring. As the Bank of England debt is repaid there will be significant contraction in the balance sheet over the next two to three years, with a rebalancing of our funding profile. Over the next four years we will also seek release from the guarantee arrangements to depositors provided by HM Treasury.

EMPLOYEES

Northern Rock values its reputation as a caring employer and has always sought to attract and retain high calibre employees. Opportunities for training are given a high priority to ensure that all individuals can contribute to their own career development. This approach extends itself to the fair treatment of people with disabilities in relation to their recruitment, training and development.

Restructuring the organisation and its operations to meet the revised objectives of the business will result in lower staffing levels. The final outcome will, however, depend upon the evolution of the business in light of market and economic developments.

The Company is committed to doing all it can to communicate openly with staff and to provide the best possible support during the restructuring process. We will work closely with UNITE and other employee representatives to reduce staff numbers in a fair and considered manner. Outplacement services will be provided to help affected staff find alternative employment, working closely with local agencies including One NorthEast.

As an integral part of our commitment to provide appropriate reward and retention strategies for employees, Northern Rock had in place a number of share based plans (see note 8 to the Accounts). Following the Company's move into temporary public ownership, these plans have been cancelled. It is intended that a company-wide incentive scheme will be introduced for all staff, linked to the achievement of revised business objectives.

2007 OPERATIONAL PERFORMANCE

LENDING

Total gross lending in 2007 was £32,251 million (2006 – £32,989 million), with total net lending of £12,211 million (2006 – £16,621 million). At the start of 2008 the pipeline of business was significantly lower than at the start of 2007 due to our reduced appetite for new business given funding constraints described above.

An analysis of new lending by portfolio is set out in the following table:

	Residential	**Commercial**	**Unsecured**	**Total**
	£m	**£m**	**£m**	**£m**
2007 Full Year				
Gross	29,494	245	2,512	32,251
Net	13,306	(1,270)	175	12,211
Closing balances	90,778	316	7,351	98,445
2007 2nd Half				
Gross	12,060	57	808	12,925
Net	3,237	(522)	(379)	2,336
Closing balances	90,778	316	7,351	98,445
2007 1st Half				
Gross	17,434	188	1,704	19,326
Net	10,069	(748)	554	9,875
Closing balances	87,495	818	7,829	96,142
2006 Full Year				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,403	1,560	7,277	86,240

Note: Gross and net lending represents net cash flows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

At 31 December 2007, 92.2% by value of our loans to customers were residential secured loans (31 December 2006 – 89.8%), 0.3% commercial secured loans (31 December 2006 – 1.8%) and 7.5% within our personal unsecured portfolios (31 December 2006 – 8.4%). In the second half of 2007 our residential and unsecured lending volumes reduced reflecting funding conditions. This resulted in negative net lending in the fourth quarter of 2007, following the rundown of the half year pipeline and as a result of the active steps we took to reduce retention of maturing loans. The low level of growth of personal unsecured assets reflects lower levels of new unsecured lending and redemptions from the book. The reduction in commercial balances reflects the assets which were sold to Lehman Commercial Mortgage Conduit Limited during 2007.

RESIDENTIAL – UK MARKET

The UK residential lending market remained buoyant during most of 2007 resulting in gross lending for the year of £364 billion, an increase of 6% over the £345 billion seen in 2006. During the year, lending associated with house moving represented around 60%, with 40% driven by remortgage activity. UK residential net lending in 2007 at £108 billion represented a small decrease of 2% (2006 – £110 billion).

RESIDENTIAL – NORTHERN ROCK PERFORMANCE

In 2007 gross residential lending was £29,494 million (2006 – £28,972 million) and net residential lending was £13,306 million (2006 – £15,090 million).

The following analysis of mortgage lending is based on total gross lending in each year.

	2007	2006
	%	%
Type of lending		
Fixed rate (long term – over 2 years)	17	23
Fixed rate (short term – up to and including 2 years)	43	33
Discount	4	5
Together	27	31
Lifetime	1	1
Buy to Let	8	7
Type of customer		
First time buyer	20	24
Next time buyer	48	44
Remortgage	32	32
Geographic spread		
North	12	14
Scotland/Northern Ireland	10	10
Midlands	22	26
South	56	50

The average Loan to Value ("LTV") ratio of new lending in 2007 increased to 79% (2006 – 78%). New lending at or below 90% LTV reduced slightly to 77% (2006 – 78%) of completions. The average indexed LTV (representing the current loan balances as a percentage of updated property valuations) of our mortgage book at the year end remained at 60%. New lending continued to be geographically spread across the UK.

Our Lifetime mortgage portfolio (comprising products aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle) was sold to JP Morgan in January 2008 at a premium of 2.25% to the balance sheet value. The proceeds of this sale of approximately £2.2 billion were used to reduce the level of the facility with the Bank of England.

In February 2008 we withdrew the "Together" products from our new loan product range in line with other mortgage lenders.

UNSECURED

Our personal unsecured credit portfolios comprise the unsecured element of "Together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

	Standalone Unsecured £m	Together Unsecured £m	Total £m
2007 Full Year			
Gross	1,492	1,020	2,512
Net	(241)	416	175
Closing balances	3,980	3,371	7,351
2007 2nd Half			
Gross	391	417	808
Net	(473)	94	(379)
Closing balances	3,980	3,371	7,351
2007 1st Half			
Gross	1,101	603	1,704
Net	232	322	554
Closing balances	4,497	3,332	7,829
2006 Full Year			
Gross	2,332	1,262	3,594
Net	782	709	1,491
Closing balances	4,221	3,056	7,277

Standalone unsecured gross lending slowed in line with our reduced lending appetite. Net lending was negative as the portfolio matured and redemptions and repayments increased. Volumes of new "Together" unsecured lending were broadly in line with the growth of "Together" mortgage lending with the unsecured element being 14% of combined "Together" advances (2006 – 15%).

In February 2008 we withdrew the "Together" products from our new loan product range and in March 2008 we discontinued offering new standalone unsecured lending products. As a consequence, these unsecured loan portfolios will run-off over time.

COMMERCIAL

Following the adoption of Basle II and the higher capital requirements for commercial loans compared with residential loans, Northern Rock decided to sell the majority of our commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited. This was achieved in three tranches between June and October 2007 at a premium of just over 1%, raising cash of £1.46 billion in total. Following these sales, the remaining commercial loan portfolio amounted to £0.3 billion at 31 December 2007 (2006 – £1.6 billion).

TREASURY INVESTMENTS

Treasury investments represented 7.3% of Northern Rock's balance sheet at the end of 2007.

Holdings of capital notes (before impairments) in Structured Investment Vehicles (SIVs) totalled £327 million at 31 December 2007. These SIV investments are classified as loans and receivables and are carried at cost but are subject to a test for impairment.
The Company's SIV investments have been assessed on a case by case basis including whether committed funding is in place. Following this assessment and taking into account the net asset value (NAV) of each SIV, an impairment charge of £232.2 million has been made in relation to this investment portfolio, which is reflected in the current year financial statements.

The Company's portfolio of US$ collateralised debt obligations ("CDOs"), before impairments, amounted to £195.5 million at the end of December 2007. An impairment provision of £178.3 million has been made against this portfolio at the end of the year. In addition, a mark to market reduction in value of this portfolio of £11.2 million has been recorded within the available for sale (AFS) reserve.

A review of our other AFS assets has been undertaken, and while these have seen market price falls, these falls are considered to be due to widening credit spreads and liquidity shortages rather than the performance of the underlying assets. Consequently, no provision for impairment is considered necessary against this portfolio. The fair value of AFS assets in total are recorded on the balance sheet at £6.0 billion.

FUNDING

Northern Rock traditionally had four funding arms comprising wholesale funding, securitisation, covered bonds and retail deposits. Since the arrangement of the loan facility with the Bank of England in September 2007, Northern Rock has primarily depended on this source of funding to meet retail deposit outflows, contractual maturities in the non-retail books and net lending.

Flows of each funding channel and closing balances are shown in the following table:

	Retail	Wholesale	Securitisation	Covered Bonds
	£m	£m	£m	£m
2007 Full Year				
Net flow	(12,168)	(11,695)	1,283	2,194
Closing balances	10,469	11,472	43,070	8,938
2007 2nd Half				
Net flow	(13,902)	(14,204)	(4,349)	-
Closing balances	10,469	11,472	43,070	8,938
2007 1st Half				
Net flow	1,734	2,509	5,632	2,194
Closing balances	24,350	26,710	45,698	8,105
2006 Full Year				
Net flow	2,527	2,876	10,628	2,733
Closing balances	22,631	24,240	40,226	6,202

Note: Net flow represents net cash flows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

At 31 December 2007, Northern Rock had borrowed £26.9 billion from the Bank of England under the loan facility described above.

RETAIL

Retail funding comprised a full year net outflow of funds of £12.2 billion, compared with a net inflow of £1.7 billion in the first half of the year and net inflow in 2006 of £2.5 billion.

Closing retail balances comprised:

	2007	2006
	£m	£m
Branch accounts	3,035	5,573
Postal accounts	4,351	10,201
Internet accounts	1,531	2,225
Offshore accounts	1,088	3,614
Telephone accounts	181	527
Legal & General branded accounts	283	491
Total retail balances	10,469	22,631

During the first half of the year, new retail funding was largely into our Silver Savings accounts (which are available online, via post and through our branch network) and Fixed Rate bonds. In March 2008, we announced our intention to close our retail funding operation in Denmark. Northern Rock's offshore retail funding operations in Ireland and Guernsey remain in place.

WHOLESALE

During the first half of the year we raised a net £2.5 billion of wholesale funding, including £2.0 billion medium term wholesale funds from the US and Europe. This included US$2.0 billion senior debt issued to domestic US investors and €1.0 billion raised from a benchmark senior debt issue targeted at European investors.

The second half of the year saw substantial outflows of wholesale funds, as maturing loans and deposits were not renewed. This resulted in a full year net outflow of £11.7 billion.

Our current credit ratings following temporary public ownership are set out in the following table:

	Standard & Poor's	Moody's	FitchIBCA
Short term	A1	P1	F1+
Long term	A (positive outlook)	A2 (watch developing)	A– (stable outlook)

SECURITISATION

Securitisation is the process whereby Northern Rock, through the Granite programme, is able to raise wholesale funding secured on a segregated pool of mortgage assets. These assets are held in special purpose entities (SPEs) set up for this purpose, which are fully consolidated in Northern Rock's financial statements. Northern Rock retains an economic interest in the SPEs through a combination of subordinated loans and profit retained in the SPEs.

The mortgages which are used are broadly representative of Northern Rock's total mortgage book and the Company does not provide any credit support to the SPEs by removing any loans in arrears from them.

Borrowings secured on this pool of mortgages may not be repaid from any source other than the proceeds of those mortgages within the pool. In order to maintain this funding structure, Northern Rock periodically sells further mortgages to the SPEs when necessary.

During the first half of 2007, two residential mortgage-backed issues were completed raising £10.7 billion gross (2006 – £17.8 billion) and £5.6 billion net (2006 – £10.6 billion) through our Granite vehicles. As with previous issues, the characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution were similar to those of our non-securitised mortgages. The pricing of these issues continued the trend of being at lower cost than maturing older deals they were replacing. No new Granite paper was issued to the market during the second half of the year as investor demand for this type of instrument reduced significantly. However, in September 2007 a securitisation issue of £5.0 billion was undertaken in which Northern Rock retained all of the notes issued.

At 31 December 2007, securitised notes in the Group balance sheet amounted to £43.1 billion (31 December 2006 – £40.2 billion), representing 58% (31 December 2006 – 43%) of our total funding balances.

COVERED BONDS

Covered bonds are secured by a pool of ring-fenced residential mortgages. In the first half of 2007 we increased the size of the covered bond programme to €30 billion and completed three issues raising £2.2 billion (2006 – £2.7 billion). The bonds were issued in a range of maturities from five to ten years and included a small privately placed sterling bond (£250 million) and our inaugural US dollar issue of $1.5 billion (£754 million equivalent).

No further funds were raised through the covered bond programme in the second half of the year due to prevailing market conditions. At 31 December 2007, covered bonds in the Group balance sheet amounted to £8.9 billion (31 December 2006 – £6.2 billion) representing 12.1% (31 December 2006 – 6.6%) of our total funding balances.

BANK OF ENGLAND FACILITY

Borrowings provided by the Bank of England under the loan facility amounted to £26.9 billion at the end of 2007 and are included in note 28 to the Accounts. The repayment of the Bank of England facility will be a key performance objective of the business over the next few years.

2007 FINANCIAL PERFORMANCE AND POSITION

The summary income statement for 2007 and 2006 is set out as follows:

	2007 £m	2006 £m
Net interest income	761.4	818.1
Other income	(39.0)	198.7
Total income	722.4	1,016.8
Administrative expenses	(276.1)	(277.5)
Non-recurring expenses	(127.2)	-
Covenant to The Northern Rock Foundation	(14.8)	(31.4)
Total expenses	(418.1)	(308.9)
Impairment charges on loans and advances	(239.7)	(81.2)
Impairment charges on unsecured investment loans	(232.2)	-
(Loss)/profit before taxation	(167.6)	626.7
Income tax expense	(31.4)	(183.7)
(Loss)/profit for the year	(199.0)	443.0
Attributable to:		
Appropriations	44.5	48.5
(Loss)/profit attributable to equity shareholders	(243.5)	394.5
Total	(199.0)	443.0
Basic (loss)/earnings per share	(65.6)p	94.6p

TOTAL INCOME AND INTEREST MARGIN AND SPREAD

The following table shows net interest income, total income and income ratios for 2007 and 2006.

	2007 £m	2006 £m
Net interest income	761.4	818.1
Other income	(39.0)	198.7
Total income	722.4	1,016.8
Total income: mean total assets	0.69%	1.11%
Total income: mean risk weighted assets	3.82%	3.56%
Interest margin	0.70%	0.92%
Interest spread	0.52%	0.77%

Note: Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

Interest margin at 0.70% and interest spread at 0.52% compares with the 2006 ratios of 0.92% and 0.77% respectively. The reduction in spread primarily reflects the lower margin mortgage business written in the first half of 2007 and the higher funding costs in the second half of the year due to the Bank of England funding being charged at a premium rate above the existing average cost of funds.

The table below shows an analysis of other income:

	2007	2006
	£m	£m
Net fee and commission income	137.4	150.3
Other operating income	1.3	1.4
(Losses)/gains on available for sale securities	(136.6)	45.1
Gain on disposal of loan book	23.8	-
Net trading (expense)/income	(64.9)	1.9
Total other income	(39.0)	198.7

Net fee and commission income mainly comprises valuation commission, commission income generated on sales of third party products such as building and contents and payment protection insurance less third party administration fees not included within net interest income.

(Losses)/gains on available for sale securities in 2007 comprise realised gains on AFS securities sold primarily in the first half of 2007 amounting to £41.7 million offset by a charge of £178.3 million in the second half of the year in relation to impairments on US$ CDOs.

The gain on disposal of loan book represents the gain realised on the sale of the secured commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited.

Net trading (expense)/income includes gains on fair value movements on derivatives not in designated hedge accounting relationships of £998.4 million (2006 - loss of £2,811.8 million), together with cross-currency exchange rate losses of £1,045.2 million (2006 – gain of £2,812.6 million). These are covered in more detail below within the narrative on hedge ineffectiveness. In addition, within net trading (expense)/income is a negative movement in the fair value of treasury investment securities designated as "held at fair value through the income statement" amounting to £21.1 million (2006 – gain of £0.5 million).

HEDGE INEFFECTIVENESS

Volatility in reported results arises from hedge ineffectiveness on derivative instruments that hedge risk exposure on an economic basis. Such accounting volatility, which will offset over time, arises due to accounting ineffectiveness on designated hedges or because hedge accounting has not been adopted or is not achievable on certain transactions. The Company manages its risk exposures on an economic basis and does not include accounting hedge ineffectiveness in the assessment of its operating performance or in assessing the effectiveness of its derivative positions in any one financial period.

An analysis of hedge ineffectiveness and other fair value gains and losses is set out below:

	2007	2006
	£m	£m
Fair value hedge ineffectiveness	6.7	14.1
Cash flow hedge ineffectiveness	(7.5)	–
Hedge ineffectiveness included within interest margin	(0.8)	14.1
Fair value movements on hedging derivatives	998.4	(2,811.8)
Cross-currency movements	(1,045.2)	2,812.6
	(46.8)	0.8
Total hedge ineffectiveness and other fair value gains and losses	(47.6)	14.9

Northern Rock enters into derivative financial instruments for economic hedging purposes. Some of these are designated and accounted for as IAS 39 compliant fair value or cash flow hedge relationships. Where effective fair value hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the instrument being hedged. Any ineffectiveness arising from different movements in fair value will offset over time. Ineffectiveness is included within interest income or expense, as appropriate. This represents a change in accounting presentation in 2007, as previously this was included within net hedge ineffectiveness and other fair value gains and losses (see note 3 to the Accounts).

Where derivatives are economically effective for hedging purposes but cannot be included within effective IAS 39 compliant accounting hedge relationships, the movement in their fair value is recorded within net trading expense. These are also excluded from management's view of operational performance as these fair value adjustments are not realised in the current accounting period. The same treatment applies to the revaluation at each balance sheet date of economically hedged foreign currency assets and liabilities.

The Group is exposed to some currency mis-match in its assets and liabilities denominated in US$ and euros. This resulted in gains of £130 million from mid-September 2007 to the year end, which are included within cross-currency movements above.

In addition to the above table, interest related fair value movements on forward exchange contracts represented a gain of £49.6 million in 2007 (2006 – gain of £26.1 million), giving a net gain on hedge ineffectiveness of £2.0 million in 2007 (2006 – gain of £41.0 million).

ADMINISTRATIVE EXPENSES

(excluding non-recurring expenses and the covenant to The Northern Rock Foundation)

	2007	2006
	£m	£m
Staff costs	158.6	162.0
Other expenses	88.6	85.2
Depreciation and amortisation	28.9	30.3
Total operating expenses	276.1	277.5

Total operating expenses amounted to £276.1 million, representing a decrease of 0.5% (2006 – £277.5 million). Included within the 2007 operating expenses is a credit for staff share schemes of £8.8 million (2006 – expense of £16.5 million) as performance conditions for certain share schemes were not met. Also included are gains on property sale and leasebacks of £7.5 million (2006 – nil).

NON-RECURRING EXPENSES

Non-recurring expenses of £127.2 million were incurred during the second half of 2007 representing professional fees and costs incurred as a result of the strategic review process. In addition, impairment charges have also been incurred in relation to certain property and software as described below.

	2007
	£m
Professional fees incurred by the Company	21.2
Professional fees recharged by the Tripartite Authorities	12.5
Corporate advisory fees	2.5
Reimbursement of third party expenses	5.1
Cost of staff withdrawals from Save As You Earn schemes	4.5
Other non-recurring administrative expenses	5.2
Non-recurring administrative expenses	51.0
Impairment charges on fixed assets	76.2
Total non-recurring expenses	127.2

Impairment charges on fixed assets have arisen in 2007 primarily on properties in the course of construction at the Group's head office sites in Gosforth and Sunderland, as well as accelerated write off of capitalised software. These charges reflect the changed circumstances of the Group in 2007 leading to the cancellation of planned expansion. This has been further clarified by the revised business and funding plan to be implemented under temporary public ownership. The impairment of properties in the course of construction includes provision in respect of costs to complete the properties in excess of their estimated value following completion.

CREDIT QUALITY AND LOAN LOSS IMPAIRMENT

The arrears position of each of our main personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the table below:

	CML Residential Average	Residential	Together Secured	Together Unsecured	Standalone Unsecured
31 December 2007	1.10%	0.57%	1.07%	1.15%	1.52%
30 June 2007	1.05%	0.47%	0.90%	0.97%	1.11%
31 December 2006	1.02%	0.42%	0.84%	0.85%	1.09%

Source: Northern Rock and Council of Mortgage Lenders ("CML")

Residential accounts three months or more in arrears at 0.57% were higher than the equivalent figure of 0.47% at the half year, reflecting deteriorating market conditions but remained well below the CML average of 1.10%. The "Together" secured three months plus arrears have increased during the year to be 1.07% at the year end from 0.90% at the half year and 0.84% at 31 December 2006, reflecting worsening market conditions.

At 31 December 2007, properties in possession totalled 2,215, representing 0.29% of all accounts compared with 1,314 (0.17%) at the half year and 662 (0.09%) at the end of 2006. This increase is in line with our policy of rapid movement towards recovery where it is clear the borrower will not maintain payments and where we have higher risk.

Three months plus arrears within our standalone personal unsecured loan portfolio were 1.52% at the end of 2007 compared with 1.09% at 31 December 2006 and 1.11% at 30 June 2007. The increase in standalone unsecured arrears since the half year is in large part due to the contraction of the unsecured loan book. "Together" unsecured arrears have also increased in line with the increase in "Together" secured arrears.

At 31 December 2007, 0.81% of our commercial loan accounts with balances outstanding of £4.3 million were three months or more in arrears compared with 0.31% of accounts with outstanding balances of £20.5 million at 31 December 2006.

The 2007 charge for customer loan loss impairment amounted to £239.7 million (2006 – £81.2 million) representing 0.26% of mean advances to customers (2006 – 0.10%). The increases in the loan loss impairment charge and year end impairment provision balances reflect the increase in default rates highlighted by higher arrears and properties in possession but also a significant deterioration in forecast recoveries on impaired loans. The reduction in house prices reported for the last quarter of 2007, together with further anticipated falls as evidenced by trends in losses in the first quarter of 2008 have resulted in an increase in expected losses to be incurred on impaired mortgage loans. Anticipated recoveries on impaired unsecured loans have also fallen dramatically as customers' equity in their residential properties is expected to continue to fall and the market for debt sales since the year end has substantially disappeared.

We will remain focussed on managing our lending portfolios as the book reduces in line with the objective of achieving redemptions in order to repay the Bank of England debt. However, it is expected there will be a negative impact on loan loss impairment charges in the future as the propensity of customers to default increases and recoveries on defaulted loans reduce further.

Loan loss impairment provisions and coverage at the year end are set out in the following table:

	Residential	Commercial	Unsecured	Total
2007				
Impairment provision £m	63.7	0.7	178.6	243.0
% share of closing balances	0.07%	0.22%	2.37%	0.25%
2006				
Impairment provision £m	26.2	7.4	92.4	126.0
% share of closing balances	0.03%	0.47%	1.25%	0.15%

TAXATION

Based on a loss before tax of £167.6 million, the effective tax rate in 2007 is a charge of 18.74% of pre-tax losses (2006 - 29.31% of pre-tax profits). This rate is unusually high and is largely due to the non recognition of a deferred tax asset and the high level of non-recurring, non-tax deductible expenses recognised in 2007.

	%
Expected effective corporation tax rate (based on the standard corporation tax rate for 2007 of 30%)	(30.00)
Deferred income tax asset not recognised	33.23
Non-recurring, non-tax deductible expenses	22.26
Restatement of the group deferred tax liability from 30%	0.36
Utilisation of previously unrecognised tax losses	(2.00)
Current year recurring, non taxable income	(0.24)
Other net prior year adjustments	(4.87)
Effective tax rate	18.74

DIVIDENDS

The final ordinary dividend for 2006 of 25.3p was paid to shareholders on 25 May 2007. The interim dividend for 2007 was declared at 14.2p (2006 - 10.9p) and was due to be paid in the second half of the year. However, as a result of the challenging conditions faced by the Company, the Board considered that it was not appropriate to pay this dividend and it was therefore cancelled. No ordinary dividend has been declared for the full year 2007.

Preference share dividends amounting to £27.8 million were paid on 4 July 2007.

RECONCILIATION OF STATUTORY AND UNDERLYING PROFIT BEFORE TAX

As described above, management do not consider the volatility in reported income arising from hedge ineffectiveness in their assessment of operating performance of the Group in any one financial period and have historically reported underlying results together with statutory results.

In line with financial information provided by the Group prior to temporary public ownership, realised gains on swaps closed in the first half of the year are included in underlying results. In addition, non-recurring expenses and impairments on treasury assets are excluded from management's assessment of underlying results as set out in the following table:

	2007	2006
	£m	£m
Statutory (loss)/profit before tax	(167.6)	626.7
Adjustments:		
Hedge ineffectiveness	(2.0)	(41.0)
Impairment on treasury assets	410.5	-
Non-recurring expenses	127.2	-
Realised gain on swaps	39.0	-
Net losses/(gains) on changes in fair value from assets held at fair value	21.1	(0.5)
Notional impact on covenant to The Northern Rock Foundation	(6.3)	2.0
Underlying profit before tax	421.9	587.2

The shortfall in 2007 underlying profit relative to management's expectations at the end of last year is primarily due to the increase in expected losses on impaired loans. The deterioration as described above reflects a number of factors emerging from the fourth quarter of 2007 including falling house prices and much lower anticipated recoveries on impaired loans.

COMPOSITION OF BALANCE SHEET

Following the receipt of the liquidity support facility from the Bank of England in September 2007, Northern Rock's balance sheet changed significantly by the year end, particularly in relation to the composition of liabilities. Retail deposits fell to £10.5 billion compared to £22.6 billion at 31 December 2006 as customers withdrew funds. Wholesale funding balances also fell to £11.5 billion compared with £24.2 billion at 31 December 2006 as counterparties withdrew balances on maturity dates. No new securitisation or covered bond issues were undertaken in the second half of 2007. These changes contributed to the drawdown on the Bank of England facility amounting to £26.9 billion at 31 December 2007.

Liquid assets at 31 December 2007 are significantly lower than at the end of 2006 as all cash assets have been used to repay liabilities, with liquidity requirements being met by the Bank of England facility.


2007
Assets £109.3bn
7%
3%
7%
83%
Residential mortgages
Liquid assets
Other advances
Other
Liabilities £109.3bn
4%
3%
10%
10%
39%
8%
26%
Loans from Bank of England
Retail
Wholesale
Securitised bonds
Covered bonds
Capital
Other
2006
Assets £101.0bn
9%
1%
13%
77%
Residential mortgages
Liquid assets
Other advances
Other
Liabilities £101.0bn
6%
4%
3%
22%
24%
41%
Retail
Wholesale
Securitised bonds
Covered bonds
Capital
Other

Over the next two to three years the balance sheet will contract significantly as Northern Rock customers coming to the end of their mortgage product redeem and we continue to restrict new lending volumes. Other advances will reduce following the decision to cease offering new "Together" products to customers and the withdrawal from new standalone unsecured lending.

CAPITAL

The following table shows a summary of Northern Rock's capital position at the end of 2007 and 2006. Further detail on capital is disclosed in note 41 to the Accounts.

	2007	2006
	£m	£m
Tier 1 Capital		
Core tier 1 capital	1,316.4	1,700.5
Preference share capital	400.0	400.0
Tier one notes	207.7	209.6
Reserve capital instruments	300.0	300.0
Total tier 1 capital before deductions	2,224.1	2,610.1
Deductions from tier 1 capital	(625.8)	(611.3)
Total tier 1 capital after deductions	1,598.3	1,998.8
Tier 2 Capital		
Upper tier 2 capital	1,029.2	688.4
Lower tier 2 capital	811.9	766.6
Total tier 2 capital before deductions	1,841.1	1,455.0
Deductions from tier 2 capital	(445.8)	(471.3)
Total tier 2 capital after deductions	1,395.3	983.7
Deductions from tier 1 and tier 2 capital	(5.1)	(5.1)
Total capital resources	2,988.5	2,977.4
Risk weighted assets	20,768.0	17,046.5
Tier 1 ratio	7.7%	11.7%
Total capital ratio	14.4%	17.5%

In June 2007 the Company issued $650 million (£328 million sterling equivalent) Upper Tier 2 subordinated debt.

On 29 June 2007 the Company received notification of approval by the FSA of our Basle II waiver application and our regulatory capital requirements have been calculated under Basle II with effect from that date. We have adopted the Retail Internal Ratings Based (IRB) approach for our residential and personal unsecured loans, the Foundation IRB approach for our treasury portfolios and the Standardised approach for commercial loans and operational risk.

The implementation of Basle II results in lower Pillar I risk weighted assets than under Basle I due to the high proportion of secured residential lending within our loan books.

SOCIAL RESPONSIBILITY – THE NORTHERN ROCK FOUNDATION

Since demutualisation in 1997, Northern Rock has donated 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes in the North East of England and Cumbria. The covenant for 2007 amounts to £14.8 million (2006 full year – £31.4 million) representing the charge for the first half of 2007. This results in approximately £190 million having been donated since its inception in 1997. Following the Company entering into temporary public ownership, we have committed that the Foundation will receive at least £15 million per year in 2008, 2009 and 2010. Further information on The Northern Rock Foundation is available on the Company's website.

OUTLOOK

In accordance with European legislation, the Government is required to seek approval for the granting of the facilities to Northern Rock under State aid law, and the continuation of these facilities is dependent upon approval by the European Commission. A submission to the European Commission was made by the Government on 17 March 2008 and at the date of the approval of the Report and Accounts remained under review.

Going forward the Company's business plan will be aligned with the objectives of the Tripartite Authorities at the time of taking Northern Rock into temporary public ownership. Together with compliance with European State aid law this will necessitate a significant contraction in the Group's balance sheet driven by increased loan redemptions. At the same time, new business levels will be significantly lower than in previous years. New business will be focussed on prime residential mortgages with absolute levels dependent on new funding generated mainly from retail deposits in the UK. Longer term, it is intended that Northern Rock will return to the private sector as a lower risk, financially viable mortgage and savings bank.

The Directors present their report and the audited financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The principal activities of the Group are discussed in the Operating and Financial Review on pages 25 to 39.

REVIEW OF BUSINESS, FUTURE DEVELOPMENTS, PRINCIPAL RISKS AND UNCERTAINTIES

A review of the business, future developments, principal risks and uncertainties is set out in the Operating and Financial Review on pages 25 to 39.

DIVIDENDS

The Directors do not propose the payment of any dividends on the Ordinary Shares in respect of the year ended 31 December 2007.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation and impairment losses, amounted to £106.8 million at 31 December 2007. In the Directors' opinion, based on valuations carried out by the Group's qualified chartered surveyors, the total market value of these assets at that date was not significantly different.

Details of changes to tangible fixed assets are included in note 27 to the Accounts.

POST BALANCE SHEET EVENTS

Details of post balance sheet events including temporary public ownership and new banking facilities are given in note 45 to the Accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 3. The following table shows details of Board appointments and retirements up to the date of this report.

R F Bennett	Retired 31 January 2007
D A Jones	Appointed 1 February 2007. Retired 22 February 2008
B K Sanderson	Appointed as Chairman 19 October 2007. Retired 22 February 2008
J F Devaney	Appointed 26 November 2007
S T Laffin	Appointed 26 November 2007
L P Adams	Appointed 29 November 2007
P A Thompson	Appointed 18 January 2008. Retired 22 February 2008
A M Kuipers	Retired 16 November 2007. Reappointed as Director and Chief Executive 13 December 2007
Dr M W Ridley	Retired 19 October 2007
Sir Derek Wanless	Retired 16 November 2007
Ms N Pease	Retired 16 November 2007
N A H Fenwick	Retired 16 November 2007
Ms R A Radcliffe	Retired 16 November 2007
D F Baker	Retired 16 November 2007
K M Currie	Retired 16 November 2007
A J Applegarth	Retired 12 December 2007
Sir Ian Gibson	Retired 22 February 2008
R A Sandler	Appointed 22 February 2008
A F Godbehere	Appointed 22 February 2008
P J Remnant	Appointed 22 February 2008
T W Scholar	Appointed 22 February 2008
S A M Hester	Appointed 22 February 2008

Details of the interests of Directors in the shares of the Company at 31 December 2007 and 21 February 2008 are set out on page 19. Following temporary public ownership taking effect on 22 February 2008, no Director had any interest in the shares of the Company.

The powers of the Directors, along with provisions relating to their appointment and replacement, are set out in the Articles of Association and The Northern Rock plc Transfer Order 2008 and are also governed by UK company law. Any alteration to the Articles of Association must be approved by shareholders.

The service or employment contracts of certain Directors and executives contain provisions entitling such Directors and executives to terminate their respective service or employment contracts in the event of a change of control of the Company. In such circumstances, the relevant directors and executives are entitled to a liquidated payment in lieu of salary, bonus, pension and other benefits. As at 31 December 2007, 18 directors of Group companies and 37 individual executives had such provisions in their service or employment contracts.

The Company's Articles of Association provide an indemnity to the Directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgement is given in the Directors' favour, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition, the Company arranges Director's and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 2006. As part of the terms of their letters of appointment or service contracts, new Directors appointed after September 2007 are generally offered separate contractual indemnities from the Company.

SHARES

Details of the structure of the Company's authorised and issued share capital as at the year end, as well as movements in and changes to the authorised and issued share capital during the year, are provided in note 38 to the Accounts.

As at 31 December 2007 the Company had issued share capital of £496m, comprising £421.2m (84.92% of the Company's nominal capital issued) in Ordinary Shares, £74.4m (15%) in Foundation Shares and £0.4m (0.08%) in Preference Shares. Holders of Ordinary Shares had the rights accorded to them under UK company law including the right to receive the Company's Annual Report and Accounts, to attend and speak at general meetings, to appoint proxies and to exercise voting rights. Holders of Preference Shares had limited voting rights and in general could only vote on a variation of class rights, on a resolution to wind up the Company or in the event of the preference dividend being unpaid. Holders of Foundation Shares had limited voting rights and in general could only vote on a variation of class rights. Holders of Foundation Shares did not, in general, have any right to participate in the profits of the Company. The Foundation Shares converted into Ordinary Shares on 22 February 2008 and were transferred, along with all Ordinary and Preference Shares on 22 February 2008, to the Treasury Solicitor as nominee for Her Majesty's Treasury. Further details regarding the rights and obligations attaching to share classes are contained in the Articles of Association.

Pursuant to The Northern Rock plc Transfer Order 2008 on 22 February 2008 all shares in the Company were transferred to the Treasury Solicitor as nominee for HM Treasury and each Foundation Share was converted into and redesignated as an Ordinary Share.

Other than in respect of Foundation Shares and pursuant to certain Employee Schemes, as at 31 December 2007, there were no restrictions on the transfer of shares and as at the date of this report there are no restrictions on the transfer of Ordinary and Preference Shares.

There are no restrictions on the transfer of shares and prior approval is not required from the Company.

At the Annual General Meeting on 22 April 2007, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the ordinary shares repurchased. These authorities were not used and expire at the Annual General Meeting in 2008.

EMPLOYEES

Employee communications are vital to the success of the Company, and good staff relations are a key part of management responsibility at all levels. Employee consultation takes place with the national committee of UNITE. The Company also issues weekly news bulletins to employees.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job.

EMPLOYEE SHARE SCHEMES

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of these share schemes as at 31 December 2007.

As at 31 December 2007, the Company operated a number of employee share schemes.

In relation to some schemes (namely the Share Incentive Plan ("SIP"), the Share Matching Plan and the Deferred Bonus Plan), employees were beneficial owners of the shares but were subject to restrictions on transfer and (other than in the case of the SIP) risk of forfeiture.

In relation to other schemes (namely the Sharesave Scheme, the Employee Share Option Scheme, the Long Term Incentive Plan and elements of the Share Matching Plan), employees held options or conditional awards of shares and so had no voting or other rights in respect of the shares awarded under the schemes prior to vesting.

The Company operated employee benefit trusts to hold shares pending employees becoming entitled to them under the employee share schemes. 9,061,684 shares were so held as at 31 December 2007. Where the shares had not been allocated to employees, the trusts had full discretion in relation to the voting of such shares. Where shares have been allocated to employees, the trustee holding those shares sought voting instructions from the employee as beneficial owner, and voting rights are not exercised if no instructions are given.

For legal and practical reasons, the rules of the Company's employee share schemes generally set out the consequences of a change of control of the Company.

FINANCIAL INSTRUMENTS

The Group's financial risk management objectives and policies, including its governance framework and approach to the management of key risks including credit risk, market risk and liquidity risk, are discussed in note 41 to the Accounts.

SIGNIFICANT SHAREHOLDINGS

As at the date of this report, all of the issued share capital is held by the Treasury Solicitor as nominee for HM Treasury. At 31 December 2007, the disclosable interests in the voting rights of the Company, as notified to the Company in accordance with Chapter 5 of the UK Listing Authority's Disclosure & Transparency Rules were as shown in the table below.

Barclays PLC	5.01%
RAB Capital plc	6.66%
SRM Global Master Fund	9.10%

Other than as shown, the Company is not aware of any ordinary shareholder who held an interest of 5% or more in the issued share capital of the Company as at 31 December 2007.

BRANCH OFFICES

The Company has branch offices in both Ireland and Denmark and a subsidiary through which it operates in Guernsey.

In March 2008, the Company announced the closure of its retail funding operation in Denmark.

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay them within an agreed payment period.

The average creditor payment period at 31 December 2007 was 20 days (2006: 29 days).

SIGNIFICANT AGREEMENTS

For the purposes of the Companies Act 2006, the Company has identified the significant agreements summarised below that, as at 31 December 2007, take effect, alter or terminate on a change of control of the Company:

- Bank of England Facility. Under the Sterling Loan Agreement dated 14 September 2007 as amended and restated on 9 October 2007 together with further subsequent amendments between the Company and The Governor and Company of the Bank of England, the facility will, upon the occurrence of a change of control, be cancelled and all outstanding loans, together with all other amounts accrued and outstanding, will become immediately due and payable.

In addition, the Company, or other members of the Group, are party to certain non-material agreements that contain change of control provisions in the event of the takeover of the Company but these are not considered to be significant on an individual basis.

CHARITABLE CONTRIBUTIONS AND POLITICAL DONATIONS

Details of charitable contributions relating to 2007 are included within the Operating and Financial Review on page 39.

There were no political donations in the year (2006 nil).

GOING CONCERN

As set out in note 1 to the Accounts the Bank of England and HM Treasury have provided various on demand facilities and comfort to the Directors in relation to the Company's future financing requirements. These facilities are subject to clearance being obtained from the European Commission. If such clearance is not obtained then the facilities may be withdrawn. Subject to this material uncertainty pertaining to the Company's funding requirements, the Directors are satisfied at the time of approval of the financial statements that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 44 to 102 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Northern Rock plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

AUDITORS AND DISCLOSURE OF INFORMATION TO AUDITORS

So far as every Director as at the date of this report is aware, there is no relevant audit information needed in preparation of the auditors' report of which the auditors are not aware. The Directors have taken the steps that they need to have taken as Directors to make themselves aware of any relevant audit information and to establish that the auditors are also aware of that information.

By order of the Board

C Taylor, Company Secretary
29 March 2008

We have audited the Group and Parent Company financial statements (the "financial statements") of Northern Rock plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Statements of Recognised Income and Expense, the Group and Parent Company Cash Flow Statements and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's shareholder in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Executive Chairman's Statement, the Corporate Governance statement, the unaudited part of the Directors' Remuneration Report, the Operating and Financial Review and the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its loss and cash flows for the year then ended;
- the Parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Parent Company's affairs as at 31 December 2007 and cash flows for the year then ended;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

EMPHASIS OF MATTER – GOING CONCERN

In forming our opinion on the financial statements, which is not qualified, we have considered the adequacy of disclosure made in note 1 to the financial statements concerning the Company's ability to continue as a going concern. As described in note 1 to the financial statements, the Company is reliant upon the continuation of on demand facilities provided by the Bank of England which are subject to appropriate clearance being obtained from the European Commission for State aid for the Company and any other constraints imposed by European law. These outstanding clearances indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments that would result if the Company was unable to continue as a going concern.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
Newcastle upon Tyne
29 March 2008

PRICEWATERHOUSECOOPERS

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Note	2007	2006
			(Restated)
			(note 3)
		£m	£m
Interest and similar income	5	**6,907.5**	4,934.8
Interest expense and similar charges	6	**(6,146.1)**	(4,116.7)
Net interest income		**761.4**	818.1
Fee and commission income		**185.1**	193.2
Fee and commission expense		**(47.7)**	(42.9)
Other operating income		**1.3**	1.4
(Losses)/gains on available for sale securities	24	**(136.6)**	45.1
Gain on disposal of loan book	11	**23.8**	-
Net trading (expense)/income	12	**(64.9)**	1.9
		(39.0)	198.7
Total income		**722.4**	1,016.8
Non-recurring administrative expenses	7	**(51.0)**	-
Non-recurring impairment charges on property, plant and equipment	27	**(56.3)**	-
Provisions for onerous contracts	27, 33	**(12.9)**	-
Non-recurring impairment charges on intangible assets	26	**(7.0)**	-
		(127.2)	-
Administrative expenses	7	**(247.2)**	(247.2)
Depreciation and amortisation		**(28.9)**	(30.3)
Covenant to The Northern Rock Foundation	43	**(14.8)**	(31.4)
Operating expenses		**(418.1)**	(308.9)
Impairment charges on loans and advances	10	**(239.7)**	(81.2)
Impairment charges on unsecured investment loans	10	**(232.2)**	-
(Loss)/profit before taxation		**(167.6)**	626.7
Income tax expense	13	**(31.4)**	(183.7)
(Loss)/profit for the year		**(199.0)**	443.0
Attributable to:			
Appropriations	36, 37	**44.5**	48.5
(Loss)/profit attributable to equity shareholders		**(243.5)**	394.5
Total (loss)/profit attributable to equity holders of parent company		**(199.0)**	443.0
Earnings per share			
Basic (loss)/earnings per share	16	**(65.6)p**	94.6p
Diluted (loss)/earnings per share	16	**(65.6)p**	93.8p

Details of dividends are set out in note 15.

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	Note	2007	2006
Assets		**£m**	£m
Cash and balances with central banks	18	**190.2**	956.0
Derivative financial instruments	19	**2,241.0**	871.3
Loans and advances to banks	20	**1,292.5**	5,621.3
Loans and advances to customers	21	**98,834.6**	86,796.1
Fair value adjustments of portfolio hedging	21	**183.9**	(323.4)
Investment securities	24	**6,108.7**	6,630.4
Intangible assets	26	**95.8**	90.4
Property, plant and equipment	27	**184.0**	197.1
Current tax asset		**115.0**	-
Deferred income tax asset	33	**-**	59.5
Retirement benefit asset	9	**5.7**	-
Other assets		**27.1**	37.6
Prepayments and accrued income		**42.5**	74.3
Total assets		**109,321.0**	101,010.6
Liabilities			
Loans from central bank	28	**28,473.0**	-
Deposits by banks	29	**744.2**	2,136.2
Customer accounts	30	**11,562.8**	26,867.6
Derivative financial instruments	19	**1,743.4**	2,392.5
Debt securities in issue			
Securitised notes	22	**43,069.5**	40,225.7
Covered bonds	23	**8,938.1**	6,201.8
Other	31	**9,633.7**	17,866.8
Other liabilities		**66.3**	122.6
Current taxation liabilities		**-**	73.6
Accruals and deferred income	32	**962.9**	919.7
Retirement benefit obligations	9	**-**	21.7
Provisions for liabilities and charges	33	**58.4**	-
Subordinated liabilities	34	**1,161.8**	762.4
Tier one notes	35	**207.6**	209.4
		106,621.7	97,800.0
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	38	**123.9**	123.9
Preference	38	**0.1**	0.1
Share premium account			
Ordinary	39	**6.8**	6.8
Preference	39	**396.4**	396.4
Capital redemption reserve	39	**7.3**	7.3
Other reserves	39	**(122.9)**	(1.3)
Retained earnings	40	**1,251.9**	1,641.6
Total equity attributable to equity shareholders		**1,663.5**	2,174.8
Non shareholders' funds			
Reserve capital instruments	36	**299.3**	299.3
Subordinated notes	37	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**2,699.3**	3,210.6
Total equity and liabilities		**109,321.0**	101,010.6

The notes on pages 53 to 102 form an integral part of these accounts.

Approved by the Board on 29 March 2008 and signed on its behalf by:

R A Sandler	A M Kuipers	A F Godbehere
Executive Chairman	Chief Executive Officer	Chief Financial Officer

At 31 December 2007

	Note	2007	2006
Assets		**£m**	£m
Cash and balances with central banks	18	**190.2**	956.0
Derivative financial instruments	19	**1,038.7**	791.2
Loans and advances to banks	20	**1,046.0**	5,206.8
Loans and advances to customers	21	**99,286.5**	87,413.7
Fair value adjustments of portfolio hedging	21	**183.9**	(323.4)
Investment securities	24	**10,892.6**	6,399.9
Shares in group undertakings	25	**85.0**	85.0
Intangible assets	26	**65.1**	59.7
Property, plant and equipment	27	**172.1**	185.4
Current tax asset		**115.3**	-
Deferred income tax asset	33	**-**	89.5
Retirement benefit asset	9	**5.7**	-
Other assets		**109.3**	133.9
Prepayments and accrued income		**49.0**	100.2
Total assets		**113,239.4**	101,097.9
Liabilities			
Loans from central bank	28	**28,473.0**	-
Deposits by banks	29	**1,294.8**	4,281.5
Customer accounts	30	**59,310.0**	66,614.0
Derivative financial instruments	19	**835.8**	1,059.9
Debt securities in issue			
Covered bonds	23	**8,938.1**	6,201.8
Other	31	**9,633.7**	17,866.8
Other liabilities		**133.6**	236.1
Current taxation liabilities		**-**	73.5
Accruals and deferred income	32	**712.5**	683.8
Retirement benefit obligations	9	**-**	21.7
Provisions for liabilities and charges	33	**32.6**	-
Subordinated liabilities	34	**1,161.8**	762.4
Tier one notes	35	**207.6**	209.4
		110,733.5	98,010.9
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	38	**123.9**	123.9
Preference	38	**0.1**	0.1
Share premium account			
Ordinary	39	**6.8**	6.8
Preference	39	**396.4**	396.4
Capital redemption reserve	39	**7.3**	7.3
Other reserves	39	**(173.4)**	(2.3)
Retained earnings	40	**1,109.0**	1,519.0
Total equity attributable to equity shareholders		**1,470.1**	2,051.2
Non shareholders' funds			
Reserve capital instruments	36	**299.3**	299.3
Subordinated notes	37	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**2,505.9**	3,087.0
Total equity and liabilities		**113,239.4**	101,097.9

The notes on pages 53 to 102 form an integral part of these accounts.

Approved by the Board on 29 March 2008 and signed on its behalf by:

R A Sandler	A M Kuipers	A F Godbehere
Executive Chairman	Chief Executive Officer	Chief Financial Officer

For the year ended 31 December 2007

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	39	-	-	-	(132.6)	-	(132.6)	-	(132.6)
Net movement in cash flow hedge reserve	39	-	-	-	(29.4)	-	(29.4)	-	(29.4)
Actuarial gains and losses	40	-	-	-	-	29.5	29.5	-	29.5
Tax effects of the above		-	-	-	40.4	(8.4)	32.0	-	32.0
Total of items recognised directly in equity		-	-	-	**(121.6)**	**21.1**	**(100.5)**	-	**(100.5)**
Loss for the year		-	-	-	-	(243.5)	(243.5)	44.5	(199.0)
Total recognised income and expense for the year		-	-	-	**(121.6)**	**(222.4)**	**(344.0)**	**44.5**	**(299.5)**

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Note – reconciliation of movements in equity									
Total – as above		-	-	-	**(121.6)**	**(222.4)**	**(344.0)**	**44.5**	**(299.5)**
Dividends	15	-	-	-	-	(132.8)	(132.8)	-	(132.8)
Appropriations		-	-	-	-	-	-	(44.5)	(44.5)
Movement in own shares	40	-	-	-	-	(34.5)	(34.5)	-	(34.5)
Balance at 31 December 2006		124.0	403.2	7.3	(1.3)	1,641.6	2,174.8	1,035.8	3,210.6
Balance at 31 December 2007		**124.0**	**403.2**	**7.3**	**(122.9)**	**1,251.9**	**1,663.5**	**1,035.8**	**2,699.3**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2006

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		–	–	–	(38.1)	–	(38.1)	–	(38.1)
Actuarial gains and losses		–	–	–	–	(16.5)	(16.5)	–	(16.5)
Tax effects of the above		–	–	–	10.8	4.9	15.7	–	15.7
Total of items recognised directly in equity		**–**	**–**	**–**	**(27.3)**	**(11.6)**	**(38.9)**	**–**	**(38.9)**
Profit for the year		–	–	–	–	394.5	394.5	48.5	443.0
Total recognised income and expense for the year		**–**	**–**	**–**	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Note – reconciliation of movements in equity									
Total – as above		**–**	**–**	**–**	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Issue of preference shares		0.1	396.4	–	–	–	396.5	–	396.5
Dividends	15	–	–	–	–	(132.3)	(132.3)	–	(132.3)
Appropriations		–	–	–	–	–	–	(48.5)	(48.5)
Movement in own shares	40	–	–	–	–	(20.6)	(20.6)	–	(20.6)
Reclassification of other reserves		–	–	–	14.9	(14.9)	–	–	–
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5	1,575.6	1,035.8	2,611.4
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(1.3)**	**1,641.6**	**2,174.8**	**1,035.8**	**3,210.6**

For the year ended 31 December 2007

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	39	–	–	–	(201.2)	–	(201.2)	–	(201.2)
Net movement in cash flow hedge reserve	39	–	–	–	(29.4)	–	(29.4)	–	(29.4)
Actuarial gains and losses	40	–	–	–	–	29.5	29.5	–	29.5
Tax effects of the above		–	–	–	59.5	(8.4)	51.1	–	51.1
Total of items recognised directly in equity		–	–	–	**(171.1)**	**21.1**	**(150.0)**	–	**(150.0)**
Loss for the year		–	–	–	–	(263.8)	(263.8)	44.5	(219.3)
Total recognised income and expense for the year		–	–	–	**(171.1)**	**(242.7)**	**(413.8)**	**44.5**	**(369.3)**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(171.1)**	**(242.7)**	**(413.8)**	**44.5**	**(369.3)**
Dividends	15	–	–	–	–	(132.8)	(132.8)	–	(132.8)
Appropriations		–	–	–	–	–	–	(44.5)	(44.5)
Movement in own shares	40	–	–	–	–	(34.5)	(34.5)	–	(34.5)
Balance at 31 December 2006		124.0	403.2	7.3	(2.3)	1,519.0	2,051.2	1,035.8	3,087.0
Balance at 31 December 2007		**124.0**	**403.2**	**7.3**	**(173.4)**	**1,109.0**	**1,470.1**	**1,035.8**	**2,505.9**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2006

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		-	-	-	(14.6)	-	(14.6)	-	(14.6)
Actuarial gains and losses		-	-	-	-	(16.5)	(16.5)	-	(16.5)
Tax effects of the above		-	-	-	4.4	4.9	9.3	-	9.3
Total of items recognised directly in equity		-	-	-	**(10.2)**	**(11.6)**	**(21.8)**	-	**(21.8)**
Profit for the year		-	-	-	-	384.2	384.2	48.5	432.7
Total recognised income and expense for the year		-	-	-	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Note – reconciliation of movements in equity									
Total – as above		-	-	-	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Issue of preference shares		0.1	396.4	-	-	-	396.5	-	396.5
Dividends	15	-	-	-	-	(132.3)	(132.3)	-	(132.3)
Appropriations		-	-	-	-	-	-	(48.5)	(48.5)
Movement in own shares	40	-	-	-	-	(20.6)	(20.6)	-	(20.6)
Reclassification of other reserves		-	-	-	14.9	(14.9)	-	-	-
Balance at 31 December 2005		123.9	6.8	7.3	(7.0)	1,314.2	1,445.2	1,035.8	2,481.0
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(2.3)**	**1,519.0**	**2,051.2**	**1,035.8**	**3,087.0**

For the year ended 31 December 2007

	Note	2007 £m	2006 £m
Net cash (outflow)/inflow from operating activities			
(Loss)/profit before taxation		**(167.6)**	626.7
Adjusted for:			
Depreciation and amortisation		**28.9**	30.3
Impairment charges on property, plant and equipment	27	**56.3**	-
Impairment charges on intangible assets	26	**7.0**	-
Impairment charges on loans and advances	10	**239.7**	81.2
Impairment charges on unsecured investment loans	10	**232.2**	-
Income taxes paid		**(69.3)**	(114.2)
Fair value adjustments on financial instruments		**(552.7)**	153.3
Other non cash movements		**(114.4)**	(79.3)
Net cash (outflow)/inflow from operating (losses)/profits before changes in operating assets and liabilities		**(339.9)**	698.0
Changes in operating assets and liabilities			
Net decrease/(increase) in deposits held for regulatory or monetary control purposes		**11.4**	(22.6)
Net increase in loans and advances		**(12,044.3)**	(17,005.0)
Net (increase)/decrease in derivative financial instruments receivable		**(1,369.7)**	578.5
Net decrease in other assets		**42.3**	70.5
Net (decrease)/increase in debt securities in issue		**(2,567.2)**	12,455.5
Net increase in loans from central bank	28	**28,473.0**	-
Net (decrease)/increase in deposits from other banks		**(1,392.1)**	599.4
Net (decrease)/increase in amounts due to customers		**(15,313.6)**	3,195.2
Net (decrease)/increase in derivative financial instruments payable		**(649.1)**	1,546.4
Net (decrease)/increase in other liabilities		**(56.3)**	28.8
Net increase in accruals and deferred income		**43.2**	213.4
Net cash (outflow)/inflow from operating activities		**(5,162.3)**	2,358.1
Net cash inflow/(outflow) from investing activities			
Net investment in intangible assets		**(32.7)**	(22.4)
Net investment in property, plant and equipment		**(51.8)**	(36.6)
Purchase of investment securities		**(3,550.8)**	(3,605.1)
Proceeds from sale and redemption of investment securities		**3,784.4**	2,157.7
		149.1	(1,506.4)
Net cash inflow from financing activities			
Issue of subordinated liabilities		**328.1**	-
Issue of preference shares		**-**	396.5
Ordinary dividend paid	15	**(105.0)**	(132.3)
Preference dividend paid	15	**(27.8)**	-
Appropriations (including tax of £19.4m, 2006 £20.8m)		**(63.9)**	(69.3)
		131.4	194.9
Net (decrease)/increase in cash and cash equivalents		**(4,881.8)**	1,046.6
Opening cash and cash equivalents		**6,317.7**	5,271.1
Closing cash and cash equivalents	44	**1,435.9**	6,317.7

For the year ended 31 December 2007

	Note	2007 £m	2006 £m
Net cash inflow from operating activities			
(Loss)/profit before taxation		**(165.6)**	614.1
Adjusted for:			
Depreciation and amortisation		**28.3**	29.7
Impairment charges on property, plant and equipment	27	**56.3**	-
Impairment charges on intangible assets	26	**7.0**	-
Impairment charges on loans and advances	10	**239.7**	81.0
Impairment charges on unsecured investment loans	10	**232.2**	-
Income taxes paid		**(68.6)**	(112.0)
Fair value adjustments on financial instruments		**(573.7)**	199.5
Other non cash movements		**(151.1)**	(56.0)
Net cash (outflow)/inflow from operating (losses)/profits before changes in operating assets and liabilities		**(395.5)**	756.3
Changes in operating assets and liabilities			
Net decrease/(increase) in deposits held for regulatory or monetary control purposes		**11.4**	(22.6)
Net increase in loans and advances		**(11,878.5)**	(17,049.8)
Net increase in derivative financial instruments receivable		**(247.5)**	(21.3)
Net decrease in other assets		**75.8**	82.9
Net (decrease)/increase in debt securities in issue		**(5,390.0)**	3,340.0
Net increase in loans from central bank	28	**28,473.0**	-
Net (decrease)/increase in deposits from other banks		**(2,986.8)**	740.6
Net (decrease)/increase in amounts due to customers		**(7,312.8)**	13,733.7
Net (decrease)/increase in derivative financial instruments payable		**(224.1)**	659.4
Net (decrease)/increase in other liabilities		**(102.5)**	77.7
Net increase in accruals and deferred income		**28.7**	138.5
Net cash inflow from operating activities		**51.2**	2,435.4
Net cash outflow from investing activities			
Net investment in intangible assets		**(32.7)**	(22.4)
Net investment in property, plant and equipment		**(51.0)**	(36.6)
Purchase of investment securities		**(8,472.5)**	(3,504.1)
Proceeds from sale and redemption of investment securities		**3,624.4**	2,010.0
		(4,931.8)	(1,553.1)
Net cash inflow from financing activities			
Issue of subordinated liabilities		**328.1**	-
Issue of preference shares		**-**	396.5
Ordinary dividend paid	15	**(105.0)**	(132.3)
Preference dividend paid	15	**(27.8)**	-
Appropriations (including tax of £19.4m, 2006 £20.8m)		**(63.9)**	(69.3)
		131.4	194.9
Net (decrease)/increase in cash and cash equivalents		**(4,749.2)**	1,077.2
Opening cash and cash equivalents		**5,903.2**	4,826.0
Closing cash and cash equivalents	44	**1,154.0**	5,903.2

1. Basis of preparation

Principles underlying going concern assumption

The announcement by a major US investment bank of difficulties in one of its investment conduits and subsequent similar announcements by other banks led to serious disruption of medium term funding markets on 9 August 2007. This quickly led to severe restrictions in the liquidity of the short term wholesale markets. Despite these restrictions during August and early September 2007 Northern Rock continued to fund in the short dated wholesale markets and maintained significant balances of liquid assets. During this period the Company together with its advisers sought to find a solution to likely funding difficulties should the markets not recover.

In the week commencing 10 September 2007, despite the fact that the Company continued to raise funds at shorter durations, the general tightening of longer term liquidity and the closure of the securitisation and medium term markets meant it was necessary to arrange a facility in case such markets failed to reopen. Therefore the Company approached the Bank of England for a loan facility.

On 14 September 2007, the Chancellor of the Exchequer authorised the Bank of England to provide a loan facility to Northern Rock against appropriate collateral and at an interest rate premium.

In the days that followed the grant of the Bank of England loan facility there were significant withdrawals by Northern Rock's retail depositors. This, together with the impact of maturing wholesale funding, contributed to Northern Rock having to draw on the Bank of England facility.

On 17 September 2007, the Chancellor of the Exchequer announced that, should it be necessary, arrangements would be put in place to guarantee all existing deposits in Northern Rock during the current instability in the financial markets, which significantly slowed the level of customer withdrawals. The guarantee arrangements were clarified and extended by HM Treasury on 20 and 21 September, 9 October and 18 December 2007 to include all unsecured retail products, all uncollateralised and unsubordinated wholesale deposits and wholesale borrowings, all payment obligations under any uncollateralised derivative transactions and all obligations of the Company to make payments on the repurchase of mortgages under the documentation for the Granite securitisation programme.

On 11 October 2007, HM Treasury announced that the Bank of England had made additional facilities available to the Company to enable it to continue to pursue the full range of strategic options open to it. Further details of these facilities are given in note 28 below.

On 21 February 2008, the Banking (Special Provisions) Bill received Royal Assent. This bill enabled Northern Rock to be brought into temporary public ownership which was effected on 22 February 2008.

On 29 March 2008, the Bank of England and HM Treasury confirmed that they intend to make arrangements to provide an additional committed secured revolving loan reserve facility in addition to the existing on demand facilities. In addition, the Bank of England and HM Treasury have confirmed to the Company and its Directors that it is their current intention to continue to fund the Company so as to maintain the Company as a going concern to enable it to meet its debts as and when they fall due for a period of not less than twelve months.

All of the facilities referred to above and the statement of current intentions are subject to appropriate clearance being obtained from the European Commission for State aid for the Company and any other constraints imposed by European legislation. Consent was obtained from the European Commission for the provision of support for the six months from 17 September 2007 under European State aid law. A further submission to the European Commission in relation to longer term restructuring proposals was made on 17 March 2008 and the existing arrangements are expected to be maintained while the submission is considered.

The financial statements have been prepared on a going concern basis. The validity of this assumption depends on the Bank of England and HM Treasury continuing to provide support and facilities and the European Commission approving the financing facilities provided. If approval is not received it is likely the Company would then submit a solvent wind down plan for European Commission State aid approval. If this were not forthcoming the financing facilities may be withdrawn in which case the Company may not be able to meet its financial obligations as they fall due. The Company may then have to take appropriate insolvency proceedings and cease to trade as a going concern, and adjustments may have to be made to reduce the monetary value of assets to recoverable amounts, to provide for further liabilities that might arise and reclassify all assets and liabilities as current assets and liabilities.

2. Principal accounting policies

a) Accounting convention

These financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value. A summary of the more important group accounting policies is set out below. The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Directors consider the business to comprise one operating and geographical segment due to the similarity of risks faced within its UK based residential, commercial and unsecured lending portfolios.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The purchase method of accounting is used to account for the purchase of subsidiaries which are held at cost.

c) Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d) Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

2. Principal accounting policies (continued)

e) Financial instruments

Financial assets can be classified in the following categories: loans and receivables, available for sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its financial instruments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below). Regular way purchases and sales of financial assets at fair value through profit or loss, held to maturity and available for sale are recognised on trade date – the date on which the Group commits to purchase or sell the asset.

i) Loans and receivables and financial liabilities at amortised cost
The Group's loans and advances to banks and customers, unsecured investment loans including certain investment securities, and investments in Structured Investment Vehicles ('SIVs') are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available for sale financial assets
Available for sale financial assets are assets that are either designated as available for sale or are assets that do not meet the definition of loans and receivables and are not derivatives or assets held at fair value through profit and loss. These are principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets
Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method. No financial assets were classified as held to maturity during either 2006 or 2007.

iv) Financial assets at fair value through profit or loss
A financial asset or liability is classified in this category if it is held for trading or is so designated by management on initial recognition. A financial asset or liability is classified as held for trading if it is a derivative not in an IAS 39 compliant accounting hedge relationship, or if it is acquired for the purpose of selling or repurchasing in the near term. In certain circumstances other assets and liabilities may be designated as held at fair value through profit or loss on initial recognition. These are when:

a) Doing so significantly reduces measurement inconsistencies that would arise if the asset or liability were carried at amortised cost but a related derivative was treated as held for trading;

b) Certain investments are managed and evaluated on a fair value basis in accordance with a documented risk management strategy and are reported to management on that basis;

c) Financial instruments contain significant embedded derivatives that significantly modify the cash flows from the instruments.

The Group holds certain investment securities, such as Collateralised Debt Obligations ('CDOs') that contain a significant embedded derivative that is not clearly and closely related. These fall under the description c) above and are therefore measured at fair value through profit and loss.

The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value including interest cash flows and accruals, with changes in fair value included directly in the income statement within other income, except for derivative instruments where interest cash flows and accruals are recorded within net interest income.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

f) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Derivative financial instruments and hedge accounting

The Group undertakes transactions in derivative financial instruments, which include cross currency swaps, interest rate swaps, equity swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship as explained below.

Hedge accounting is used for derivatives designated in this way provided certain criteria are met. The Group documents at inception of the hedge relationship the link between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment both at hedge inception and on an ongoing basis of whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of hedged items.

i) Cash flow hedges
A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii) Fair value hedges
A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

2. Principal accounting policies (continued)

Embedded derivatives

Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

h) Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

i) Impairment losses

The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets. Losses that are incurred as a result of events occurring after the balance sheet date are not recognised in these accounts.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal repayments;

c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i. adverse changes in the payment status of borrowers in the portfolio;

ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

ii) Available for sale financial assets

For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's acquisition cost less principal repayments and amortisation and the current fair value. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

iii) Renegotiated loans

Loans to customers whose terms have been renegotiated are no longer considered past due but are treated as fully performing loans only after the minimum number of required payments under the new arrangements have been received. In subsequent years, the asset is considered to be past due and disclosed only if renegotiated again within that year.

j) Derecognition of financial assets and liabilities

Derecognition is the point at which the Group removes an asset or liability from its balance sheet. The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expires. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

2. Principal accounting policies (continued)

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;

ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or

iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax and are not subsequently remeasured. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save As You Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is calculated at grant date and is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met. Where employees do not meet vesting conditions, options are cancelled and any unexpensed option costs are recognised immediately in the income statement.

In accordance with the transitional provisions of IFRS – 2 Share-based Payment, the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks. The facility with the Bank of England represents a loan and is not included within cash and cash equivalents.

q) Taxation

Income tax payable on taxable profits ('current tax') based on the applicable tax law in each jurisdiction is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

However deferred tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the tax profit nor the accounting profit.

Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the parent and it is probable that the difference will not reverse in the foreseeable future.

Deferred and current tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred or current tax is also dealt with in equity.

2. Principal accounting policies (continued)

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Recognised Income and Expense.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred. Cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows:

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
– plant	30 years
– furniture	10 years
– other	5 years
Computer equipment	
– PCs	3 years
– other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets. Assets in the course of construction are included within the impairment test referred to above where appropriate.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i) Share issue costs
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on shares
Dividends on shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

iii) Treasury shares
Where any group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

v) Implementation of new standards and amendments to published standards and interpretations effective 1 January 2007

IFRS 7, Financial Instruments: Disclosures and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures became mandatory for the Group's accounting period beginning on 1 January 2007. These amend the disclosures relating to financial instruments and require the disclosure of qualitative and quantitative information relating to the exposure to risks arising from financial instruments. The disclosures required by IFRS 7 and the amendment to IAS 1 are included in these financial statements.

The application of the interpretations listed below did not result in substantial changes to the Group's accounting policies:

IFRIC 8, Scope of IFRS 2

IFRIC 9, Reassessment of Embedded Derivatives.

2. Principal accounting policies (continued)

w) Early adoption of standards

The Group has not early adopted any standards or interpretations during 2007.

x) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards and interpretations to existing standards have been published that are relevant and mandatory for the Group's accounting periods beginning on or after 1 January 2008 but which the Group has not adopted early, as follows:

IFRS 8 – Operating Segments. IFRS 8 requires disclosure of segmental details based on management reporting structures, and is mandatory for accounting periods beginning on or after 1 January 2009. The Group believes the application of this standard will have no material impact on the financial statements in the period of initial application.

IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions (effective for periods beginning on or after 1 March 2007). The Group believes the application of this interpretation will have no material impact on the financial statements in the period of initial application.

IFRIC 14 – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This interpretation (effective for periods beginning on or after 1 January 2008) relates to the extent to which a pension surplus may be recognised as an asset in an entity's balance sheet, and also considers whether a minimum funding liability may give rise to a liability. If the Group were to have adopted IFRIC 14 during 2007, there would have been no impact on the financial statements.

3. Prior year restatement

The disclosure of certain items outlined below has been amended within the income statement. Hedge ineffectiveness on IAS 39 compliant fair value and cash flow hedges is now included within interest income or interest expense as appropriate and all other items previously recorded within net hedge ineffectiveness are now presented within net trading income. In addition, gains and losses on available for sale securities, previously included within interest receivable, have been reclassified as a separate component of income.

In accordance with accounting practice and in the interests of comparability, the results for the year ended 31 December 2006 have therefore been restated and were restated in the 2007 Interim Results. There is no impact on the overall results for 2006 or net assets at 31 December 2006 as a result of this restatement. The impact on the previously published figures is as follows:

Year to 31 December 2006	As reported £m	Restatement £m	Restated £m
Interest and similar income	4,972.3	(37.5)	4,934.8
Interest expense and similar charges	(4,123.2)	6.5	(4,116.7)
Net interest income	849.1	(31.0)	818.1
Fee and commission income	193.2	–	193.2
Fee and commission expense	(42.9)	–	(42.9)
Other operating income	2.5	(1.1)	1.4
Gains on available for sale securities	–	45.1	45.1
Net trading income	–	1.9	1.9
Net hedge ineffectiveness	14.9	(14.9)	–
Total income	1,016.8	–	1,016.8

The Group enters into derivative financial instruments for economic hedging purposes. Some of these are designated and accounted for as IAS 39 compliant fair value or cash flow hedging relationships. Others which although effective as economic hedges are not accounted for as hedges within the statutory results. These derivatives include forward currency contracts, economic hedges of certain foreign currency assets and liabilities, wholesale funding and instruments included within non shareholders' funds and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated and accounted for as trading derivatives.

The fair value movements of future cash flows (excluding accruals) on trading derivatives were previously separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the retranslation from foreign currency into sterling. The periodic interest settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness on fair value hedges represents the difference between changes in the fair value of future cash flows (excluding accruals) of the hedging derivatives and the changes in the fair value of future cash flows (excluding accruals) of the underlying hedged items. The periodic interest settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

4. Critical accounting estimates

a) Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months as a result of an event that had occurred prior to the balance sheet date, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/– 10%, the impairment allowance would be an estimated £11.8m higher (2006 £9.4m) or £15.8m lower (2006 £10.1m) respectively.

4. Critical accounting estimates (continued)

Impairment losses on unsecured investment loans

For Structured Investment Vehicles ('SIVs'), where no formal restructuring has been completed, the best available estimate of future expected cash flows upon which to base an impairment loss is the net asset value ('NAV') of the SIV. If NAVs were to rise by 5% this would reduce the impairment charge by £6.8m. If NAVs were to fall by 5%, this would increase the impairment charge by £6.5m.

b) Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £117.9m (2006 £97.2m).

c) Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £23.0m (2006 £12.5m) and £24.6m (2006 £13.1m) respectively.

d) Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £8.4m higher (2006 £8.7m) or £8.2m lower (2006 £8.5m) respectively.

Other key assumptions for pension benefits including mortality tables are based in part upon current market conditions. Additional information is included in note 9.

5. Interest and similar income

	2007 £m	2006 (Restated) (note 3) £m
On secured advances	**5,646.1**	3,989.0
On other lending	**533.1**	416.4
On investment securities and deposits	**728.3**	529.4
	6,907.5	4,934.8

Interest accrued on individually impaired assets was £6.2m (2006 £2.1m).

6. Interest expense and similar charges

	2007 £m	2006 (Restated) (note 3) £m
On retail customer accounts	**1,034.1**	958.3
On other deposit accounts including loans from central bank	**735.9**	273.3
On debt securities in issue	**4,219.0**	2,829.3
On subordinated liabilities	**132.2**	46.4
On tier one notes	**15.4**	13.4
Other	**9.5**	(4.0)
	6,146.1	4,116.7

7. Operating expenses

	2007 £m	2006 £m
Administrative expenses		
Wages and salaries	**127.6**	144.2
Social security costs	**16.2**	12.9
Other pension costs	**14.8**	4.9
Total staff costs	**158.6**	162.0
Other administrative expenses	**88.6**	85.2
	247.2	247.2
Other administrative expenses include:		
Hire of equipment	**2.9**	4.4
Property rentals	**4.8**	4.5
Remuneration of auditors (see below)	**2.4**	1.8

Non-recurring administrative expenses
Non-recurring administrative expenses incurred in the second half of 2007 are analysed as follows:

	2007 £m	2006 £m
Professional fees incurred by the Company	**21.2**	-
Professional fees recharged by the Tripartite Authorities	**12.5**	-
Corporate advisory fees	**2.5**	-
Reimbursement of third party expenses	**5.1**	-
Cost of staff withdrawals from Save As You Earn schemes	**4.5**	-
Other non-recurring administrative expenses	**5.2**	-
	51.0	-

The average number of persons employed by the Group and Company was as follows:

	2007	2006
Full time	**5,145**	4,811
Part time	**1,189**	1,125

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 7 to 20.

Services provided by the Group's auditor and network firms
During the year the Group obtained the following services from the Group's auditor, as detailed below:

	2007 £m	2006 £m
Administrative expenses		
Fees payable to Company auditor for the audit of parent Company and consolidated accounts	**1.0**	0.5
Fees payable to Company auditor and its associates for other services		
– The audit of Company's subsidiaries pursuant to legislation	**0.4**	0.3
– Other services pursuant to legislation (including review of half year Interim Statement)	**0.3**	0.3
– Reporting accountant services (see note i)	**0.7**	0.7
	2.4	1.8
Non-recurring administrative expenses		
Fees payable to Company auditor and its associates for other services		
– Due diligence in connection with proposed transactions	**1.1**	-
– Other services (see note ii)	**5.1**	-
	6.2	-

i) Reporting accountant services comprised objective review of the verification of historical financial information and the performance of certain agreed upon assurance procedures for securitisation transactions and the raising of wholesale funding.

ii) Other services comprised review of the Company's forecasts, proposed restructuring plans (as developed by the Company), its options to manage liquidity and regulatory capital, its obligations to key financial stakeholders and its reporting and other obligations to the Tripartite authorities under various agreements.

8. Share-based payment

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This Order is a non adjusting post balance sheet event and accordingly there is no accounting impact reflected in this note. This note therefore reflects the position of these share schemes as at 31 December 2007.

Summary of schemes

Northern Rock granted share options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Share Incentive Plan
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Share Scheme

Further details of each scheme are given below, including their impact on the income statement. IFRS 2 requires re-measurement of the compensation expense where non-market conditions have not been met, or where the expectation of the number of options that will vest in future has changed. As a result of this re-measurement a number of the schemes require a credit to the income statement in 2007.

Share Option Schemes

Employee Share Option Scheme

The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted share options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period which expires when the Group achieves real EPS growth of 2% p.a. over any three year period following grant date. Upon vesting, options may be exercised up to ten years from the grant date.

An initial grant of options was made in 1998, and further grants have been made in 2002, 2005, 2006 and 2007.

Employee Sharesave Scheme

Qualifying employees may participate in the Employee Sharesave Schemes which are HM Revenue & Customs approved Save As You Earn ("SAYE") option schemes. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to the options fully vesting may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for options granted in 1997 and 2000 and 10% for subsequent grants. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Five Sharesave schemes were in operation at the end of 2007 resulting from options offered to employees during 2000, 2003, 2005, 2006 and 2007. Employees could save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in the weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

	Options outstanding at the beginning of the year	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options expired during the year	Options outstanding at the end of the year	Options exercisable at the end of the year
2007							
Employee Sharesave (2007) Scheme	-	1,808,809	-	(1,417,311)	-	391,498	-
Employee Sharesave (2006) Scheme	633,853	-	(820)	(590,614)	(2,855)	39,564	-
Employee Sharesave (2005) Scheme	733,350	-	(699)	(385,128)	(625)	346,898	-
Employee Sharesave (2003) Scheme	261,965	-	-	(73,728)	-	188,237	-
Employee Sharesave (2000) Scheme	436,319	-	(434,268)	-	(2,051)	-	-
Employee Share Option (2007) Scheme	-	1,599,750	-	(129,750)	-	1,470,000	5,500
Employee Share Option (2006) Scheme	1,293,250	-	(5,000)	(88,250)	-	1,200,000	6,250
Employee Share Option (2005) Scheme	3,817,000	-	(27,000)	(185,000)	-	3,605,000	22,000
Employee Share Option (2002) Scheme	355,400	-	(43,800)	(5,000)	-	306,600	306,600
Employee Share Option (1998) Scheme	169,962	-	(31,304)	(16,250)	-	122,408	122,408
2006							
Employee Sharesave (2006) Scheme	-	664,833	(262)	(30,718)	-	633,853	692
Employee Sharesave (2005) Scheme	772,199	-	(470)	(38,379)	-	733,350	1,909
Employee Sharesave (2003) Scheme	788,010	-	(518,708)	(7,337)	-	261,965	-
Employee Sharesave (2000) Scheme	436,319	-	-	-	-	436,319	837
Employee Share Option (2006) Scheme	-	1,407,500	(3,000)	(111,250)	-	1,293,250	5,250
Employee Share Option (2005) Scheme	4,111,000	-	(27,000)	(267,000)	-	3,817,000	13,000
Employee Share Option (2002) Scheme	686,500	-	(326,100)	(5,000)	-	355,400	355,400
Employee Share Option (1998) Scheme	312,316	-	(134,854)	(7,500)	-	169,962	169,962

All options outstanding at 31 December 2007 under the Employee Sharesave (2007) Scheme, the Employee Sharesave (2006) Scheme, the Employee Sharesave (2005) Scheme, the Employee Sharesave (2003) Scheme, the Employee Share Option (2007) Scheme, the Employee Share Option (2006) Scheme, the Employee Share Option (2005) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £7.16; £9.74; £7.27; £5.98; £11.34; £11.27; £7.73; £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £7.37; £11.35; £8.08; £6.40; £11.34; £11.27; £7.73; £6.41 and £6.18 respectively.

8. Share-based payment (continued)

Share-based compensation costs relating to these schemes were as follows:

	2007	2006
	£m	£m
Employee Sharesave (2007) Scheme	**2.1**	-
Employee Sharesave (2006) Scheme	**1.2**	0.3
Employee Sharesave (2005) Scheme	**0.6**	0.3
Employee Sharesave (2003) Scheme	**0.1**	0.2
Employee Sharesave (2000) Scheme*	**-**	-
Employee Share Option (2007) Scheme	**0.7**	-
Employee Share Option (2006) Scheme	**0.3**	0.5
Employee Share Option (2005) Scheme	**(0.7)**	1.7
Employee Share Option (2002) Scheme*	**-**	-
Employee Share Option (1998) Scheme*	**-**	-

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

The fair value of options granted during the year were as follows:

	2007	2006
	£	£
Employee Sharesave (2007) Scheme		
Three year vesting	**1.37**	-
Five year vesting	**1.68**	-
Employee Share Option (2007) Scheme	**3.24**	-
Employee Sharesave (2006) Scheme		
Three year vesting	**-**	2.33
Five year vesting	**-**	2.98
Employee Share Option (2006) Scheme	**-**	1.95

The fair value of options granted during the year was determined using a Black-Scholes valuation model. The significant inputs into the model were share prices at the grant date, exercise prices, and option lives as disclosed above, and volatility and risk free interest rates as follows:

Volatility	**2007**	2006
	%	%
Employee Sharesave (2007) Scheme		
Three year vesting	**23.8**	-
Five year vesting	**24.0**	-
Employee Share Option (2007) Scheme	**27.0**	-
Employee Sharesave (2006) Scheme		
Three year vesting	**-**	19.4
Five year vesting	**-**	25.0
Employee Share Option (2006) Scheme	**-**	19.4 – 27.9

The volatility is based on a statistical analysis of daily share prices over a period equal to the vesting period of each scheme ending on the day before the grant date for each scheme.

Risk free interest rates	**2007**	2006
	%	%
Employee Sharesave (2007) Scheme		
Three year vesting	**5.3**	-
Five year vesting	**5.2**	-
Employee Share Option (2007) Scheme	**4.8**	-
Employee Sharesave (2006) Scheme		
Three year vesting	**-**	4.4
Five year vesting	**-**	4.4
Employee Share Option (2006) Scheme	**-**	4.2 – 4.3

The weighted average remaining contractual life of options outstanding at 31 December 2007 were as follows.

Employee Sharesave (2007) Scheme	4.3 years
Employee Sharesave (2006) Scheme	2.6 years
Employee Sharesave (2005) Scheme	1.9 years
Employee Sharesave (2003) Scheme	1.6 years
Employee Share Option (2007) Scheme	9.1 years
Employee Share Option (2006) Scheme	8.1 years
Employee Share Option (2005) Scheme	7.0 years
Employee Share Option (2002) Scheme*	4.5 years
Employee Share Option (1998) Scheme*	0.4 years

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

8. Share-based payment (continued)

Other Equity Instruments

Share Incentive Plan/Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and was available to all employees who have completed a minimum of six months of service. Provided that the Group met certain performance criteria annually as outlined in the SIP, eligible employees were granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, subject to a maximum of £3,000, free from any consideration. The rights to shares vested immediately. The Company subsequently purchased shares to satisfy the shares vested and transferred them to an independent trustee company. Shares were transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the Company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense relating to this scheme in 2007 was £nil (2006 £3.5m).

Long Term Incentive Plan

Executive Directors and certain other senior executives are granted rights to shares under the Long Term Incentive Plan ("LTIP"). All details relating to this scheme are included within the Directors' Remuneration Report on pages 9, 12, 17 and 18.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

Details of rights to shares held by Executive Directors are included within the Directors' Remuneration Report on page 17. Details of all rights held under the scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights lapsed during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2007							
LTIP 2007-2009 Scheme	-	693,426	-	(101,624)	-	591,802	-
LTIP 2006-2008 Scheme	610,968	-	-	(97,304)	-	513,664	-
LTIP 2005-2007 Scheme	659,665	-	-	(659,665)	-	-	-
LTIP 2004-2006 Scheme	581,745	-	(241,958)	(339,787)	-	-	-
2006							
LTIP 2006-2008 Scheme	-	619,223	-	(8,255)	-	610,968	-
LTIP 2005-2007 Scheme	669,318	-	-	(9,653)	-	659,665	-
LTIP 2004-2006 Scheme	591,441	-	-	(9,696)	-	581,745	-
LTIP 2003-2005 Scheme	636,966	-	-	(636,966)	-	-	-

The fair value of shares granted during the year was determined using a Monte Carlo simulation model. The significant inputs into the model were share prices of £10.80, £10.15 and £7.68 at the grant date in 2007, 2006 and 2005 respectively, exercise price of nil, standard deviation of expected share price returns of 19.5%, 19.9% and 25.3% respectively, option life of 3 years, and the annual risk free interest rate of 5.5%, 4.3% and 4.5% respectively. Correlation of the Company's share price movement with the comparator companies in the FTSE 100 index or FTSE 350 index as appropriate is calculated by reference to the share price of the Company compared to the individual FTSE 100 or 350 companies on a daily basis over the three year period ending on the date before the grant date for each scheme. The volatility is based on a statistical analysis of daily share prices over the three year period ending on the date before the grant date for each scheme. Compensation expense relating to this scheme in 2007 was a credit of £3.1m (2006 charge of £2.7m).

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). All details relating to this scheme are included within the Directors' Remuneration Report on pages 8, 9, 15 and 16. Compensation expense relating to this scheme in 2007 was a credit of £3.9m (2006 charge of £4.1m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 15.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to other senior management. Under the scheme, employees are entitled to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. For certain senior employees for every one share purchased by the employee, the Company grants the employee the right to one additional Matching Share, free from any consideration. For other senior employees for every two shares purchased by the employee, the Company grants the employee the right to one additional Matching Share, free from any consideration. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards in 2005 and following years the release of Matching Shares will be dependent on the Group achieving real EPS growth of 3% p.a. over the three years prior to their release. The Company has purchased or would purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. Compensation expense relating to this scheme in 2007 was a credit of £0.1m (2006 charge of £0.4m).

Details of the rights held by employees in Share Matching Schemes are detailed below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights lapsed during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2007							
Scheme 1	1,185,580	1,059,377	(391,939)	(536,333)	-	1,316,685	-
Scheme 2	179,884	-	(50,765)	(55,461)	-	73,658	-
2006							
Scheme 1	1,093,382	439,683	(345,859)	(1,626)	-	1,185,580	-
Scheme 2	146,509	73,755	(40,057)	(323)	-	179,884	-

8. Share-based payment (continued)

Deferred Share Scheme

Executive Directors or other executives who receive a bonus under the short-term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the Deferred Bonus Plan with a pre-tax value equal to the pre-tax value of their bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense relating to this scheme in 2007 was a credit of £1.5m (2006 charge of £2.8m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 16. Details of all rights held under the Deferred Share Scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights lapsed during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2007	803,876	350,462	(354,279)	(325,201)	-	474,858	-
2006	760,779	305,597	(262,500)	-	-	803,876	-

The table below sets out the total number of rights granted during each year and the fair value at grant date for the following schemes:

	2007		2006	
	Number of rights granted	**Fair value at grant date (£)**	Number of rights granted	Fair value at grant date (£)
Share Incentive Plan	**314,054**	**11.40**	201,544	11.25
Long Term Incentive Plan	**693,426**	**6.54**	619,223	5.04
Share Matching Scheme 1 – old version	**42,159**	**11.87**	439,683	10.15
Share Matching Scheme 1 – new version	**1,017,218**	**10.76**	-	n/a
Share Matching Scheme 2	**-**	**n/a**	73,755	11.32
Deferred Share Scheme	**350,462**	**11.87**	305,597	10.15

The number of rights granted under the Share Incentive Plan in any year are based on the Group's performance for the preceding financial year. The estimated compensation cost in respect of these rights is charged to the income statement in the period to which they relate.

9. Retirement benefit obligations

The Company operates one main employee benefit scheme ("the Scheme") with both defined benefit and defined contribution sections.

The defined benefit section of the Scheme provides benefits based on final salary for certain employees. The assets of the Scheme are held in a separate trustee administered fund. Contributions to the defined benefit section are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. The defined benefit section was closed to new entrants in July 1999.

The Company's policy for recognising actuarial gains and losses is to recognise them immediately on the balance sheet through the Statement of Recognised Income and Expense.

The overall costs of the Scheme have been recognised in the Company's accounts in accordance with IAS19.

Summary of assumptions

	2007 %	2006 %
Price inflation	**3.30**	3.00
Rate of increase in salaries	**4.55**	4.75
Rate of increase for pre 6 April 2006 pensions in payment*	**3.70**	3.35
Rate of increase for post 6 April 2006 pensions in payment	**3.30**	3.00
Rate of increase for deferred pensions	**3.30**	3.00
Discount rate	**5.80**	5.10
Expected rate of return on assets **	**4.92**	6.68

* in excess of any Guaranteed Minimum Pension (GMP) element

** During October 2007, the Scheme's trustees significantly de-risked the asset portfolio of the scheme. The de-risking resulted in approximately £170m being switched from equities into gilts. As a consequence, the expected return on the assets for the year ended 31 December 2007 reduced to 6.31% compared to the expected return for the year of 6.68% anticipated as at 31 December 2006. For the purpose of calculating the total pension expense for the year ended 31 December 2007, an expected return on assets of 6.31% has been used.

The most significant non-financial assumption is the assumed rate of longevity. The table below shows the life expectancy assumptions used in the accounting assessments based on the life expectancy of a member aged 60.

	2007		2006	
	Pensioner	**Non-pensioner**	Pensioner	Non-pensioner
Male	**27.2 years**	**28.4 years**	24.9 years	25.8 years
Female	**29.7 years**	**30.8 years**	27.9 years	28.8 years

9. Retirement benefit obligations (continued)

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available), and the views of investment organisations. The actual return on plan assets in 2007 was £27.1m (2006 £23.7m).

Categories of assets held	2007 %	2006 %
Equities	**2**	53
Bonds	**93**	37
Property	**4**	10
Cash/other	**1**	-
Total	**100**	100

Funded status	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Present value of defined benefit obligation	**(354.6)**	(350.7)	(311.0)	(251.4)	(226.1)
Assets at fair value	**360.3**	329.0	256.6	198.9	178.8
Defined benefit asset/(liability)	**5.7**	(21.7)	(54.4)	(52.5)	(47.3)

Disclosed pension expense for year:

a) Components of defined benefit pension expense

	2007 £m	2006 £m
Current service cost	**11.2**	10.5
Interest cost	**18.1**	14.8
Expected return on assets	**(20.9)**	(19.1)
Past service cost	**-**	(4.5)
Total pension expense	**8.4**	1.7

b) Statement of recognised income and expense (SORIE)	2007 £m	2006 £m
Actuarial gain/(loss) recognised in SORIE	**29.5**	(16.5)
Cumulative actuarial losses recognised at 1 January	**(37.8)**	(21.3)
Cumulative actuarial losses recognised at 31 December	**(8.3)**	(37.8)

Movements in present value of defined benefit obligation during the year

	2007 £m	2006 £m
Present value of defined benefit obligation at 1 January	**350.7**	311.0
Defined benefit service cost	**11.2**	10.5
Interest cost	**18.1**	14.8
Defined benefit employee contributions	**2.0**	1.9
Scheme amendment	**-**	(4.5)
Actuarial (gain)/loss	**(23.3)**	21.1
Defined benefit actual benefit payments	**(4.1)**	(4.1)
Present value of defined benefit obligation at 31 December	**354.6**	350.7

Movements in defined benefit fair value of assets during the year

	2007 £m	2006 £m
Fair value of assets at 1 January	**329.0**	256.6
Expected return on assets	**20.9**	19.1
Actuarial gain	**6.2**	4.6
Defined benefit actual company contributions	**6.3**	50.9
Defined benefit employee contributions	**2.0**	1.9
Defined benefit actual benefits paid	**(4.1)**	(4.1)
Fair value of assets at 31 December	**360.3**	329.0

9. Retirement benefit obligations (continued)

Experience gains and losses	2007 £m	2006 £m	2005 £m	2004 £m
Defined benefit obligation	**354.6**	350.7	311.0	251.4
Fair value of assets	**360.3**	329.0	256.6	198.9
Surplus/(deficit)	**5.7**	(21.7)	(54.4)	(52.5)
Experience gain/(loss) on defined benefit obligation	**23.3**	(21.1)	(39.4)	(7.0)
Experience gain on assets	**6.2**	4.6	20.8	4.2

Estimated contributions for year ending 31 December 2008	2008 £m
Estimated employer contributions for 2008	**6.0**
Estimated employee contributions for 2008	**1.9**
Estimated total contributions for 2008	**7.9**

The contributions set out in the above table do not reflect any impact of a potential reduction in employment levels that may arise in 2008 following the implementation of the revised business plan and business objectives.

Pension costs for the defined contribution section of the Scheme were:

	2007 £m	2006 £m
Total included in staff costs	**4.2**	3.2

10. Impairment charges

	On advances secured on residential property £m	On advances secured on residential buy to let property £m	On other secured advances £m	On unsecured loans £m	Total on retail loans and advances £m	On unsecured investment loans £m	Total £m
2007							
Group							
At 1 January 2007	21.3	4.9	7.4	92.4	126.0	-	126.0
Income Statement:							
Increase in allowance during the year net of recoveries	53.2	0.5	8.6	177.4	239.7	232.2	471.9
Amounts written off during the year	(17.0)	(0.3)	(13.4)	(93.0)	(123.7)	-	(123.7)
Discount unwind	0.9	0.2	0.4	1.8	3.3	-	3.3
Amounts released from disposal of loan book (note 11)	-	-	(2.3)	-	(2.3)	-	(2.3)
At 31 December 2007	58.4	5.3	0.7	178.6	243.0	232.2	475.2
Company							
At 1 January 2007	21.3	4.9	7.4	92.5	126.1	-	126.1
At 31 December 2007	58.4	5.3	0.7	178.7	243.1	232.2	475.3

	On advances secured on residential property £m	On advances secured on residential buy to let property £m	On other secured advances £m	On unsecured loans £m	Total on retail loans and advances £m	On unsecured investment loans £m	Total £m
2006							
Group							
At 1 January 2006	29.2	3.3	4.7	87.1	124.3	-	124.3
Income Statement:							
Increase in allowance during the year net of recoveries	5.9	0.5	2.2	72.6	81.2	-	81.2
Amounts written off during the year	(14.6)	0.8	-	(69.0)	(82.8)	-	(82.8)
Discount unwind	0.8	0.3	0.5	1.7	3.3	-	3.3
At 31 December 2006	21.3	4.9	7.4	92.4	126.0	-	126.0
Company							
At 1 January 2006	29.2	3.3	4.7	93.2	130.4	-	130.4
At 31 December 2006	21.3	4.9	7.4	92.5	126.1	-	126.1

11. Gain on disposal of loan book

During the year the Group sold £1,437.8m (net of provisions and fair value adjustments) of its commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited in three separate transactions. Total proceeds (net of costs) amounted to £1,461.6m. The surplus on disposal amounted to £23.8m. Included in the reported results for the year ended 31 December 2007 is net interest income of £7.6m (2006 £16.0m) in relation to those assets to the date of disposal.

12. Net trading (expense)/income

	2007 £m	2006 (Restated) (note 3) £m
Net (losses)/gains on changes in fair value from assets held at fair value	**(21.1)**	0.5
Net income from financial assets designated at fair value	**3.0**	0.6
Fair value movements of future cash flows, excluding accruals, on derivatives not in hedge accounting relationships	**998.4**	(2,811.8)
Translation (losses)/gains on underlying instruments	**(1,045.2)**	2,812.6
	(64.9)	1.9

13. Income tax expense

	2007 £m	2006 £m
The income tax expense for the year comprises:		
Current tax		
– on (loss)/profit for the year	**(23.5)**	168.5
– adjustments in respect of prior years	**(5.7)**	1.2
– utilisation of previously unrecognised tax losses	**(3.4)**	–
Total current tax	**(32.6)**	169.7
Deferred tax (see note 33)		
– origination and reversal of temporary differences	**7.7**	14.0
– restatement of group deferred tax liability from 30%	**0.6**	–
– deferred tax asset not recognised	**55.7**	–
Total deferred tax	**64.0**	14.0
	31.4	183.7

The tax on the Group's (loss)/profit before tax differs from the theoretical amount that would arise using the standard rate of UK corporation tax of 30% (2006 30%) as follows:

	2007 £m	2006 £m
(Loss)/profit before taxation	**(167.6)**	626.7
Tax calculated at rate of 30% (2006 30%)	**(50.3)**	188.0
Current year adjustments		
– deferred tax asset not recognised	**55.7**	–
– non recurring costs not deductible for tax purposes	**37.3**	–
– other net (non taxable income)/non deductible expenses for tax purposes	**(0.4)**	0.8
– utilisation of previously unrecognised tax losses	**(0.6)**	–
– restatement of group deferred tax liability from 30% (see note 33)	**0.6**	–
Prior year adjustments		
– utilisation of previously unrecognised tax losses	**(2.8)**	–
– other current tax	**(5.7)**	1.2
– other deferred tax	**(2.4)**	(6.3)
Income tax expense	**31.4**	183.7

As detailed in notes 39 and 40, current and deferred income tax have also been charged/credited direct to equity. The deferred income tax charged amounts to £41.7m for the Group (2006 credit of £15.6m) and £22.6m for the Company (2006 credit of £9.2m). The current income tax credit amounts to £68.6m for both the Group and the Company (2006 £4.3m).

14. (Loss)/profit attributable to equity shareholders

Of the (loss)/profit attributable to equity shareholders, a loss of £(263.8)m (2006 profit £384.2m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's income statement has not been presented separately.

15. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2007 pence per share	2006 pence per share
Ordinary dividends		
2005 final dividend	-	20.7
2006 interim dividend	-	10.9
2006 final dividend	25.3	-
	25.3	31.6

The final dividend for 2006 of 25.3p was paid to shareholders on 25 May 2007. The interim dividend for 2007 was declared at 14.2p (2006 10.9p) and was due to be paid in the second half of the year. However, as a result of the challenging conditions faced by the Company, the Board considered that it was not appropriate to pay this dividend, and it was therefore cancelled. No dividend has been declared for the full year 2007.

	2007 £m	2006 £m
Ordinary dividends		
2005 final dividend	-	86.6
2006 interim dividend	-	45.7
2006 final dividend	105.0	-
	105.0	132.3
Preference dividend	27.8	-
	132.8	132.3

16. (Loss)/earnings per share

(Loss)/earnings per Ordinary Share of (65.6)p (2006 94.6p) have been calculated by dividing the (loss)/profit attributable to the holders of Ordinary Shares in Northern Rock plc of £(271.3)m (2006 £394.5m) by the weighted average number of Ordinary Shares in issue of 413.3m (2006 416.8m). The (loss)/profit attributable to the holders of Ordinary Shares in Northern Rock plc represents (loss)/profit attributable to equity shareholders of £(243.5)m (2006 £394.5m) less preference dividend of £27.8m (2006 nil).

The weighted average number of Ordinary Shares in issue has been determined after excluding the weighted average number of Ordinary Shares held in trust for employee share schemes of 7.9m (2006 4.4m).

Fully diluted (loss)/earnings per Ordinary Share of (65.6)p (2006 93.8p) have been calculated using the weighted average number of shares in issue together with no additional (2006 3.9m) potentially dilutive shares resulting from options granted under employee share schemes.

17. Analysis of financial assets and financial liabilities by measurement basis

2007	Financial liabilities at amortised cost £m	Loans and receivables £m	Available for sale securities £m	Designated as held at fair value £m	IAS 39 held for trading £m	Fair value hedge £m	Cash flow hedge £m	Total £m
Financial assets								
Cash	-	190.2	-	-	-	-	-	190.2
Derivative financial instruments	-	-	-	-	1,415.5	817.4	8.1	2,241.0
Loans and advances to banks	-	1,292.5	-	-	-	-	-	1,292.5
Loans and advances to customers	-	99,018.5	-	-	-	-	-	99,018.5
Investment securities	-	-	6,002.7	106.0	-	-	-	6,108.7
Accrued income	-	21.8	-	-	-	-	-	21.8
	-	100,523.0	6,002.7	106.0	1,415.5	817.4	8.1	108,872.7
Non financial assets								448.3
								109,321.0
Financial liabilities								
Loans from central bank	28,473.0	-	-	-	-	-	-	28,473.0
Deposits by banks	744.2	-	-	-	-	-	-	744.2
Customer accounts	11,562.8	-	-	-	-	-	-	11,562.8
Derivative financial instruments	-	-	-	-	1,371.5	308.3	63.6	1,743.4
Debt securities in issue	61,641.3	-	-	-	-	-	-	61,641.3
Accruals	927.2	-	-	-	-	-	-	927.2
Subordinated liabilities	1,161.8	-	-	-	-	-	-	1,161.8
Tier one notes	207.6	-	-	-	-	-	-	207.6
	104,717.9	-	-	-	1,371.5	308.3	63.6	106,461.3
Non financial liabilities								160.4
Total liabilities								106,621.7
Equity								2,699.3
								109,321.0

17. Analysis of financial assets and financial liabilities by measurement basis (continued)

2006	Financial liabilities at amortised cost £m	Loans and receivables £m	Available for sale securities £m	Designated as held at fair value £m	IAS 39 held for trading £m	Fair value hedge £m	Cash flow hedge £m	Total £m
Financial assets								
Cash	-	956.0	-	-	-	-	-	956.0
Derivative financial instruments	-	-	-	-	346.6	524.7	-	871.3
Loans and advances to banks	-	5,621.3	-	-	-	-	-	5,621.3
Loans and advances to customers	-	86,472.7	-	-	-	-	-	86,472.7
Investment securities	-	-	6,510.1	120.3	-	-	-	6,630.4
Accrued income	-	54.1	-	-	-	-	-	54.1
	-	93,104.1	6,510.1	120.3	346.6	524.7	-	100,605.8
Non financial assets								404.8
								101,010.6
Financial liabilities								
Deposits by banks	2,136.2	-	-	-	-	-	-	2,136.2
Customer accounts	26,867.6	-	-	-	-	-	-	26,867.6
Derivative financial instruments	-	-	-	-	2,183.7	208.8	-	2,392.5
Debt securities in issue	64,294.3	-	-	-	-	-	-	64,294.3
Accruals	881.2	-	-	-	-	-	-	881.2
Subordinated liabilities	762.4	-	-	-	-	-	-	762.4
Tier one notes	209.4	-	-	-	-	-	-	209.4
	95,151.1	-	-	-	2,183.7	208.8	-	97,543.6
Non financial liabilities								256.4
Total liabilities								97,800.0
Equity								3,210.6
								101,010.6

In the analysis above, fair value adjustments of portfolio hedging are included within loans and advances to customers.

18. Cash and balances with central banks

	Group and Company 2007 £m	2006 £m
Cash in hand	**19.7**	11.2
Balances with central banks other than mandatory reserve deposits	**102.2**	865.1
Included in cash and cash equivalents	**121.9**	876.3
Mandatory reserve deposits with central banks	**68.3**	79.7
	190.2	956.0

Mandatory reserve deposits with central banks are not available for use in day to day operations.

19. Derivative financial instruments

Strategy in using derivative financial instruments

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. The intention is to only use derivatives to create economically effective hedges. However, because of the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair value hedges

The Group designates a number of derivatives as fair values hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one for one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging of interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one for one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at 31 December 2007 was £509.1m.

19. Derivative financial instruments (continued)

b) Cash flow hedges

The Group designates a number of derivatives as cash flow hedges. In particular, in 2007 the Group adopted an approach of using fixed interest rate swaps in a cash flow hedge strategy economically to hedge the interest rate risk associated with the mortgage pipeline. The accounting hedge relationship is to hedge floating rate sterling liabilities. No cash flow hedge relationships were designated in 2006.

The total fair value of derivatives included within cash flow hedges at 31 December 2007 was £(55.5)m.

c) Net investment hedges

At present the Group does not designate any derivatives as net investment hedges.

All derivative financial instruments are held for economic hedging purposes, although not all derivatives are designated as hedging instruments under the terms of IAS 39. The analysis below therefore splits derivatives between those in accounting hedge relationships and those in economic hedge relationships but not in accounting hedge relationships.

	2007			2006		
	Contract/ notional	**Fair values**		Contract/ notional	Fair values	
Group	**amount £m**	**Assets £m**	**Liabilities £m**	amount £m	Assets £m	Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	**67,333.3**	**299.0**	**(274.2)**	45,083.9	469.5	(20.3)
Cross currency interest rate swaps	**9,408.1**	**518.4**	**(34.1)**	7,508.7	55.2	(188.5)
	76,741.4	**817.4**	**(308.3)**	52,592.6	524.7	(208.8)
Derivatives designated as cash flow hedges						
Interest rate swaps	**7,102.3**	**8.1**	**(63.6)**	-	-	-
	7,102.3	**8.1**	**(63.6)**	-	-	-
	83,843.7	**825.5**	**(371.9)**	52,592.6	524.7	(208.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	**4,454.8**	**84.1**	**(16.4)**	13,861.6	194.2	(9.4)
Caps, floors and options	**290.0**	**6.1**	**-**	290.0	6.6	-
Equity index swaps	**33.4**	**14.1**	**-**	134.1	32.8	-
Embedded derivatives	**33.7**	**-**	**(15.6)**	133.0	-	(38.7)
	4,811.9	**104.3**	**(32.0)**	14,418.7	233.6	(48.1)
Currency derivatives						
Cross currency swaps	**36,200.0**	**1,310.9**	**(1,336.4)**	36,571.9	107.5	(1,941.6)
Forward foreign exchange	**96.7**	**0.3**	**(3.1)**	7,856.2	5.5	(194.0)
	36,296.7	**1,311.2**	**(1,339.5)**	44,428.1	113.0	(2,135.6)
Total derivatives in economic hedging relationships	**41,108.6**	**1,415.5**	**(1,371.5)**	58,846.8	346.6	(2,183.7)
Total recognised derivative assets/(liabilities)	**124,952.3**	**2,241.0**	**(1,743.4)**	111,439.4	871.3	(2,392.5)

	Assets		**Liabilities**	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Current	**445.0**	268.4	**(568.6)**	(984.6)
Non-current	**1,796.0**	602.9	**(1,174.8)**	(1,407.9)
	2,241.0	871.3	**(1,743.4)**	(2,392.5)

Derivatives maturing within one year, whether within accounting hedge relationships or in economic but not accounting hedge relationships, are regarded as current where they are expected to occur within one year. All other derivatives are regarded as non-current.

19. Derivative financial instruments (continued)

Company	2007 Contract/ notional amount £m	2007 Fair values Assets £m	2007 Fair values Liabilities £m	2006 Contract/ notional amount £m	2006 Fair values Assets £m	2006 Fair values Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	**65,881.0**	**281.0**	**(269.1)**	43,733.0	459.3	(9.9)
Cross currency interest rate swaps	**9,396.7**	**518.2**	**(34.1)**	7,124.6	11.8	(187.7)
	75,277.7	**799.2**	**(303.2)**	50,857.6	471.1	(197.6)
Derivatives designated as cash flow hedges						
Interest rate swaps	**7,102.3**	**8.1**	**(63.6)**	-	-	-
	7,102.3	**8.1**	**(63.6)**	-	-	-
	82,380.0	**807.3**	**(366.8)**	50,857.6	471.1	(197.6)
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	**4,454.8**	**84.1**	**(16.4)**	14,237.7	200.8	(9.7)
Caps, floors and options	**290.0**	**6.1**	**-**	290.0	6.6	-
Equity index swaps	**33.4**	**14.1**	**-**	134.1	32.8	-
Embedded derivatives	**33.7**	**-**	**(15.6)**	133.0	-	(38.7)
	4,811.9	**104.3**	**(32.0)**	14,794.8	240.2	(48.4)
Currency derivatives						
Cross currency swaps	**6,530.1**	**127.1**	**(435.6)**	8,151.8	75.9	(620.0)
Forward foreign exchange	**28.5**	**-**	**(1.4)**	7,809.8	4.0	(193.9)
	6,558.6	**127.1**	**(437.0)**	15,961.6	79.9	(813.9)
Total derivatives in economic hedging relationships	**11,370.5**	**231.4**	**(469.0)**	30,756.4	320.1	(862.3)
Total recognised derivative assets/(liabilities)	**93,750.5**	**1,038.7**	**(835.8)**	81,614.0	791.2	(1,059.9)

	Assets 2007 £m	Assets 2006 £m	Liabilities 2007 £m	Liabilities 2006 £m
Current	**216.0**	213.8	**(230.0)**	(527.6)
Non-current	**822.7**	577.4	**(605.8)**	(532.3)
	1,038.7	791.2	**(835.8)**	(1,059.9)

Gains/(losses) on fair value hedges:

	2007 £m	2006 £m
On hedging instruments	**171.9**	38.1
On the hedged items attributable to the hedged risk	**(165.1)**	(24.0)
Fair value hedge ineffectiveness	**6.8**	14.1

Cash flow hedges

Periods when cash flows are expected to occur and affect income statement:

	2007 £m	2006 £m
Within one year	**(31.2)**	-
In one to five years	**1.8**	-
	(29.4)	-

Cash flow hedge ineffectiveness recorded within net interest income in the income statement amounted to a charge of £7.5m in 2007 (2006 £nil).

20. Loans and advances to banks

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Fixed rate	**477.4**	4,767.0	**473.6**	4,727.8
Variable rate	**815.1**	854.3	**572.4**	479.0
	1,292.5	5,621.3	**1,046.0**	5,206.8
Current	**1,292.5**	5,621.3	**1,046.0**	5,206.8
Non-current	**-**	-	**-**	-
	1,292.5	5,621.3	**1,046.0**	5,206.8

21. Loans and advances to customers

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Advances secured on residential property not subject to securitisation	**34,951.8**	25,058.7	**34,951.8**	25,058.6
Advances secured on residential property subject to securitisation	**49,326.1**	47,063.4	**49,326.1**	47,063.4
	84,277.9	72,122.1	**84,277.9**	72,122.0
Residential buy to let loans not subject to securitisation	**6,499.8**	5,146.4	**6,499.8**	5,146.4
Residential buy to let loans subject to securitisation	**-**	134.2	**-**	134.2
	6,499.8	5,280.6	**6,499.8**	5,280.6
Total advances secured on residential property	**90,777.7**	77,402.7	**90,777.7**	77,402.6
Commercial secured advances not subject to securitisation	**315.9**	1,025.4	**315.9**	1,025.4
Commercial secured advances subject to securitisation	**-**	534.5	**-**	534.5
Total other secured advances	**315.9**	1,559.9	**315.9**	1,559.9
Unsecured loans not subject to securitisation	**7,350.6**	7,277.0	**7,350.6**	7,277.0
Unsecured investment loans	**390.4**	556.5	**390.4**	556.5
Amounts due from securitisation special purpose entities	**-**	-	**436.7**	596.6
Amounts due from subsidiary undertakings	**-**	-	**15.2**	21.1
	98,834.6	86,796.1	**99,286.5**	87,413.7
Fixed rate	**79,147.5**	66,620.3	**79,147.5**	66,620.3
Variable rate	**19,687.1**	20,175.8	**20,139.0**	20,793.4
	98,834.6	86,796.1	**99,286.5**	87,413.7
Current	**3,180.7**	2,681.1	**3,632.6**	3,298.7
Non-current	**95,653.9**	84,115.0	**95,653.9**	84,115.0
	98,834.6	86,796.1	**99,286.5**	87,413.7

An amount of £111.0m in 2006, in respect of accrued income that forms part of the effective interest rate on loans and advances to customers, has been reclassified from prepayments and accrued income to advances secured on residential property not subject to securitisation within both Group and Company. The corresponding amount for 2007 is £86.3m. The cash flow statements have been adjusted accordingly.

Fair value adjustments of portfolio hedging amounting to £183.9m (2006 £(323.4)m) relate to fair value adjustments of loans and advances to customers in relation to interest rate risk as a result of their inclusion in a fair value portfolio hedge relationship.

22. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs"), none of which qualify for derecognition under IAS 39, on a line by line basis. Securitised advances are subject to non-recourse finance arrangements. These loans have been funded through the issue of mortgage-backed bonds by the SPEs. The balances of assets subject to securitisation notes in issue at 31 December are as follows:

2007 Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 01-1 plc	26 March 2001	465.4	424.1
Granite Mortgages 02-2 plc	23 September 2002	1,140.7	1,068.6
Granite Mortgages 03-1 plc	27 January 2003	1,670.0	1,644.9
Granite Mortgages 03-2 plc	21 May 2003	1,019.9	962.7
Granite Mortgages 03-3 plc	24 September 2003	930.1	876.9
Granite Mortgages 04-1 plc	28 January 2004	1,569.6	1,485.8
Granite Mortgages 04-2 plc	26 May 2004	1,771.7	1,694.9
Granite Mortgages 04-3 plc	22 September 2004	2,040.3	1,962.1
Granite Master Issuer plc – Series 05-1	26 January 2005	2,847.6	2,795.1
Granite Master Issuer plc – Series 05-2	25 May 2005	2,470.5	2,413.6
Granite Master Issuer plc – Series 05-3	31 August 2005	492.3	503.8
Granite Master Issuer plc – Series 05-4	21 September 2005	2,445.9	2,383.3
Granite Master Issuer plc – Series 06-1	25 January 2006	4,486.7	4,423.8
Granite Master Issuer plc – Series 06-2	24 May 2006	2,469.5	2,460.4
Granite Master Issuer plc – Series 06-3	19 September 2006	4,761.9	4,761.5
Granite Master Issuer plc – Series 06-4	29 November 2006	2,822.9	2,787.3
Granite Master Issuer plc – Series 07-1	24 January 2007	5,658.6	5,607.0
Granite Master Issuer plc – Series 07-2	23 May 2007	4,589.9	4,570.8
Granite Master Issuer plc – Series 07-3	17 September 2007	5,170.5	5,074.1
		48,824.0	47,900.7
Retained interest in Granite Finance Trustees Limited		5,359.3	-
Less cash deposits held with Northern Rock plc		(4,624.8)	-
Less loan notes held by Northern Rock		-	(5,074.1)
Total		49,558.5	42,826.6

The retained interest in Granite Finance Trustees Limited represents Northern Rock plc's share of the assets held by Granite Finance Trustees Limited.

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	49,558.5	42,826.6
Less cash deposits with third parties included within loans and advances to banks	(232.4)	
Less accrued interest on loan notes included within accruals and deferred income		(263.8)
Add loan notes issued by Whinstone entities (see below)		506.7
Total advances subject to securitisation (see note 21)	49,326.1	
Total securitised notes as per consolidated balance sheet		43,069.5

At 31 December 2007 the SPEs had cash deposits with Northern Rock plc amounting to £4,624.8m (31 December 2006 £2,898.1m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

On 15 November 2005, Northern Rock entered into a financial guarantee contract with Whinstone Capital Management Limited, a special purpose entity, in respect of £423.0m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Capital Management Limited simultaneously issued credit linked notes to the value of £423.0m of which £68.4m were repaid during 2007 (2006 £29.4m). The remaining credit linked notes of £325.2m are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

On 20 June 2006, Northern Rock entered into a financial guarantee contract with Whinstone Capital Management 2 Limited, a special purpose entity, in respect of £168.5m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Capital Management 2 Limited simultaneously issued credit linked notes to the value of £168.5m which are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

On 17 September 2007 the Group securitised £5,032.5m of mortgage assets under Granite Master Issuer plc – Series 07-3 and purchased all of the loan notes in issue relating to that series for £5,032.5m. Subsequently £4,600.0m of the notes were pledged as part of the security in a sale and repurchase agreement entered into with the Bank of England (see note 28). The market value of these notes at 31 December 2007 was £4,601.4m. These transactions have no overall effect on the Group's balance sheet position and did not lead to any derecognition because the Group has retained all of the risks and rewards associated with the loan notes.

22. Securitisation (continued)

2006

Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 00-1 plc	1 March 2000	186.1	170.6
Granite Mortgages 00-2 plc	25 September 2000	330.1	265.9
Granite Mortgages 01-1 plc	26 March 2001	559.2	507.9
Granite Mortgages 02-1 plc	20 March 2002	1,207.7	1,123.6
Granite Mortgages 02-2 plc	23 September 2002	1,417.2	1,302.6
Granite Mortgages 03-1 plc	27 January 2003	1,816.7	1,718.8
Granite Mortgages 03-2 plc	21 May 2003	1,224.2	1,129.0
Granite Mortgages 03-3 plc	24 September 2003	1,154.1	1,058.9
Granite Mortgages 04-1 plc	28 January 2004	1,969.8	1,802.5
Granite Mortgages 04-2 plc	26 May 2004	2,199.4	2,044.6
Granite Mortgages 04-3 plc	22 September 2004	2,549.7	2,378.1
Granite Master Issuer plc – Series 05-1	26 January 2005	3,426.4	3,254.6
Granite Master Issuer plc – Series 05-2	25 May 2005	3,043.8	2,880.1
Granite Master Issuer plc – Series 05-3	31 August 2005	515.5	511.1
Granite Master Issuer plc – Series 05-4	21 September 2005	3,013.2	2,840.6
Granite Master Issuer plc – Series 06-1	25 January 2006	5,289.7	5,048.1
Granite Master Issuer plc – Series 06-2	24 May 2006	2,888.7	2,786.1
Granite Master Issuer plc – Series 06-3	19 September 2006	5,643.1	5,400.3
Granite Master Issuer plc – Series 06-4	29 November 2006	3,369.5	3,206.2
		41,804.1	39,429.6
Retained interest in Granite Finance Trustees Limited		8,453.2	-
Less cash deposits held with Northern Rock plc		(2,857.4)	-
Total residential		47,399.9	39,429.6
Commercial:			
Dolerite Funding No. 1 plc	24 June 2002	86.7	97.0
Retained interest in Dolerite Mortgages Trustee Limited		48.5	-
Dolerite Funding No. 2 plc	18 July 2005	407.3	414.9
Retained interest in Dolerite Mortgages Trustee No. 2 Limited		198.1	-
Less cash deposits held with Northern Rock plc		(40.7)	-
Total commercial		699.9	511.9
Total		48,099.8	39,941.5

The retained interest in Granite Finance Trustees Limited represents Northern Rock plc's share of the assets held by Granite Finance Trustees Limited.

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	48,099.8	39,941.5
Less cash deposits with third parties included within loans and advances to banks	(367.7)	
Less accrued interest on loan notes included within accruals and deferred income		(267.1)
Add loan notes issued by Whinstone entities (see above)		551.3
Total advances subject to securitisation (see note 21)	47,732.1	
Total securitised notes as per consolidated balance sheet		40,225.7

23. Covered bonds

Included within loans and advances to customers not subject to securitisation are £10,389.6m (2006 £7,283.1m) of mortgage advances assigned to a bankruptcy remote special purpose entity, Northern Rock Covered Bond LLP. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £8,938.1m (2006 £6,201.8m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

24. Investment securities

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Available for sale securities	**6,002.7**	6,510.1	**10,786.6**	6,279.6
Assets held at fair value through the income statement	**106.0**	120.3	**106.0**	120.3
	6,108.7	6,630.4	**10,892.6**	6,399.9

a) Available for sale securities

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
At fair value				
Listed	**5,763.1**	5,804.0	**10,605.2**	5,574.5
Unlisted	**239.6**	706.1	**181.4**	705.1
	6,002.7	6,510.1	**10,786.6**	6,279.6
Fixed rate	**2,158.8**	2,525.5	**2,049.6**	2,447.5
Variable rate	**3,843.9**	3,984.6	**8,737.0**	3,832.1
	6,002.7	6,510.1	**10,786.6**	6,279.6
Current	**595.1**	1,591.4	**1,272.6**	1,569.6
Non-current	**5,407.6**	4,918.7	**9,514.0**	4,710.0
	6,002.7	6,510.1	**10,786.6**	6,279.6

The movement in available for sale securities was as follows:

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
At 1 January	**6,510.1**	5,377.1	**6,279.6**	5,099.4
Additions	**5,845.9**	7,003.2	**10,691.5**	6,902.2
Disposals (sales and redemptions)	**(6,195.2)**	(5,783.3)	**(5,995.1)**	(5,635.6)
Exchange differences	**103.6**	(91.2)	**103.5**	(91.0)
Net (losses) / gains on changes in fair value	**(261.7)**	4.3	**(292.9)**	4.6
At 31 December	**6,002.7**	6,510.1	**10,786.6**	6,279.6

(Losses)/gains on available for sale securities are analysed as follows:

	2007 £m	2006 £m
Gains on disposal of available for sale securities	**41.7**	45.1
Impairment of available for sale securities	**(178.3)**	-
	(136.6)	45.1

Gains of £41.7m (2006 £45.1m) previously recognised in reserves have been transferred to other income in the Group income statement on the disposal of available for sale securities.

Cash CDOs are classified as available for sale securities and have a carrying value of £660.1m (2006 £600.5m). Their fair value is based on quoted prices in an active market unless there is evidence that the investment is impaired in which case an impairment charge is calculated.

Impairment charges of £178.3m (2006 £nil) are attributable to cash CDOs which are classified as available for sale securities. These impairment charges have been included within '(losses)/gains on available for sale securities' in the Income Statement. The impairment charge is based upon the Group's accounting policies and the requirements of IAS 39 to impair such securities to their quoted market price.

24. Investment securities (continued)

b) Assets held at fair value through the income statement

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At fair value				
Listed	**67.8**	80.6	**67.8**	80.6
Unlisted	**38.2**	39.7	**38.2**	39.7
	106.0	120.3	**106.0**	120.3
Fixed rate	**-**	-	**-**	-
Variable rate	**106.0**	120.3	**106.0**	120.3
	106.0	120.3	**106.0**	120.3
Current	**-**	-	**-**	-
Non-current	**106.0**	120.3	**106.0**	120.3
	106.0	120.3	**106.0**	120.3

The movement in assets held at fair value through the income statement was as follows:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At 1 January	**120.3**	-	**120.3**	-
Additions	**0.1**	121.3	**0.1**	121.3
Exchange differences	**6.7**	(1.5)	**6.7**	(1.5)
Net (losses)/gains on changes in fair value	**(21.1)**	0.5	**(21.1)**	0.5
At 31 December	**106.0**	120.3	**106.0**	120.3

Certain securities which contain an embedded derivative are classified as held at fair value through profit and loss. Fair value is based on quoted prices in an active market. The Group has not reclassified any financial assets between those held at amortised cost and those held at fair value during the year (2006 £nil).

25. Shares in group undertakings

	Company
	£m
Cost:	
At 1 January 2007 and 31 December 2007	85.0

The Company's interests in subsidiary undertakings are analysed as follows:

	2007	2006
	£m	£m
Credit institutions	**50.0**	50.0
Other	**35.0**	35.0
	85.0	85.0

The principal subsidiaries of Northern Rock plc at 31 December 2007 are listed below, all of which operate in their country of incorporation or registration.

The following subsidiaries are directly held and wholly owned by the Company:

	Nature of business	**Country of incorporation**
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

25. Shares in group undertakings (continued)

The following companies are SPEs established in connection with the Group's securitisation programme (see note 22). Although the Company has no direct or indirect ownership interest in these companies, they are regarded as legal subsidiaries under UK companies legislation. This is because they are principally engaged in providing a source of long term funding to the Group, which in substance has the rights to all benefits from the activities of the SPEs. They are therefore effectively controlled by the Group.

	Nature of business	**Country of incorporation**
Granite Mortgages 00-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-3 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-3 plc	Issue of securitised notes	England & Wales
Granite Master Issuer plc	Issue of securitised notes	England & Wales
Granite Finance Trustees Limited	Holding of interests in securitisations	Jersey
Granite Finance Funding Limited	Holding company	Jersey
Granite Finance Funding No.2 Limited	Holding company	England & Wales
Whinstone Capital Management Limited	Issue of credit linked notes	Jersey
Whinstone Capital Management 2 Limited	Issue of credit linked notes	Jersey

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings at 31 December 2007 will be annexed to the Company's next Annual Return to be filed at Companies House.

26. Intangible assets

Group	Goodwill £m	Computer software £m	Total £m
2007			
Cost			
At 1 January 2007	30.7	119.5	150.2
Additions	-	32.7	32.7
At 31 December 2007	30.7	152.2	182.9
Impairment and amortisation			
At 1 January 2007	-	59.8	59.8
Amortisation charged in year	-	20.3	20.3
Impairment charges	-	7.0	7.0
At 31 December 2007	-	87.1	87.1
Net book amount:			
At 31 December 2007	30.7	65.1	95.8

	Goodwill £m	Computer software £m	Total £m
2006			
Cost			
At 1 January 2006	30.7	97.1	127.8
Additions	-	22.4	22.4
At 31 December 2006	30.7	119.5	150.2
Impairment and amortisation			
At 1 January 2006	-	49.6	49.6
Amortisation charged in year	-	10.2	10.2
At 31 December 2006	-	59.8	59.8
Net book amount:			
At 31 December 2006	30.7	59.7	90.4

26. Intangible assets (continued)

Company	Goodwill £m	Computer software £m	Total £m
2007			
Cost			
At 1 January 2007	–	119.5	119.5
Additions	–	32.7	32.7
At 31 December 2007	–	152.2	152.2
Impairment and amortisation			
At 1 January 2007	–	59.8	59.8
Amortisation charged in year	–	20.3	20.3
Impairment charges	–	7.0	7.0
At 31 December 2007	–	87.1	87.1
Net book amount:			
At 31 December 2007	–	65.1	65.1

	Goodwill £m	Computer software £m	Total £m
2006			
Cost			
At 1 January 2006	–	97.1	97.1
Additions	–	22.4	22.4
At 31 December 2006	–	119.5	119.5
Impairment and amortisation			
At 1 January 2006	–	49.6	49.6
Amortisation charged in year	–	10.2	10.2
At 31 December 2006	–	59.8	59.8
Net book amount:			
At 31 December 2006	–	59.7	59.7

Impairment charges of £7.0m have arisen in 2007 (2006 £nil) reflecting the changed circumstances of the Group.

27. Property, plant and equipment

	Land and buildings					
Group **2007**	Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2007	86.1	19.9	7.4	157.3	18.7	289.4
Additions	4.8	-	0.4	13.8	47.2	66.2
Transfers	8.4	–	-	1.2	(9.6)	–
Disposals	(7.4)	–	-	(0.9)	-	(8.3)
At 31 December 2007	91.9	19.9	7.8	171.4	56.3	347.3
Depreciation						
At 1 January 2007	6.5	1.9	3.6	80.3	–	92.3
Charged in year	1.2	0.3	0.2	14.6	-	16.3
Impairment charges	–	–	-	–	56.3	56.3
Adjustment arising on disposals	(0.9)	–	-	(0.7)	-	(1.6)
At 31 December 2007	6.8	2.2	3.8	94.2	56.3	163.3
Net book amount:						
At 31 December 2007	85.1	17.7	4.0	77.2	-	184.0

27. Property, plant and equipment (continued)

2006	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	81.6	19.9	6.9	140.5	4.4	253.3
Additions	4.5	–	0.5	17.6	14.3	36.9
Disposals	-	–	-	(0.8)	-	(0.8)
At 31 December 2006	86.1	19.9	7.4	157.3	18.7	289.4
Depreciation						
At 1 January 2006	5.9	1.6	3.3	61.9	–	72.7
Charged in year	0.6	0.3	0.3	19.0	–	20.2
Adjustment arising on disposals	–	–	–	(0.6)	-	(0.6)
At 31 December 2006	6.5	1.9	3.6	80.3	-	92.3
Net book amount:						
At 31 December 2006	79.6	18.0	3.8	77.0	18.7	197.1

Company 2007	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2007	47.3	68.4	7.4	133.5	18.7	275.3
Additions	4.2	-	0.4	13.6	47.2	65.4
Transfers	8.4	–	–	1.2	(9.6)	-
Disposals	(7.4)	-	–	(0.9)	-	(8.3)
At 31 December 2007	52.5	68.4	7.8	147.4	56.3	332.4
Depreciation						
At 1 January 2007	5.3	4.6	3.6	76.4	-	89.9
Charged in year	1.0	0.9	0.2	13.6	–	15.7
Impairment charges	-	-	–	-	56.3	56.3
Adjustment arising on disposals	(0.9)	-	–	(0.7)	-	(1.6)
At 31 December 2007	5.4	5.5	3.8	89.3	56.3	160.3
Net book amount:						
At 31 December 2007	47.1	62.9	4.0	58.1	-	172.1

27. Property, plant and equipment (continued)

2006	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	47.1	60.7	6.9	120.1	4.4	239.2
Additions	0.2	7.7	0.5	14.2	14.3	36.9
Disposals	-	-	-	(0.8)	-	(0.8)
At 31 December 2006	47.3	68.4	7.4	133.5	18.7	275.3
Depreciation						
At 1 January 2006	5.0	3.6	3.3	59.0	-	70.9
Charged in year	0.3	1.0	0.3	18.0	-	19.6
Adjustment arising on disposals	-	-	-	(0.6)	-	(0.6)
At 31 December 2006	5.3	4.6	3.6	76.4	-	89.9
Net book amount:						
At 31 December 2006	42.0	63.8	3.8	57.1	18.7	185.4

Impairment charges of £56.3m have arisen in 2007 (2006 £nil) due primarily to changes in the expected use of assets in the course of construction. The changed circumstances of the Group in 2007 has led to a cancellation of planned expansion and this has been further clarified by the revised business and funding plan to be implemented under temporary public ownership.

In addition to the impairment charges of £56.3m, the Group has also made provisions for onerous contracts in respect of assets in the course of construction of £12.9m relating to costs of completion in 2008 (see note 33). This gives impairments and provisions in relation to these assets of £69.2m.

28. Loans from central bank

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Amount due to Bank of England	**26,930.0**	-	**26,930.0**	-
Open market repo funding	**1,543.0**	-	**1,543.0**	-
	28,473.0	-	**28,473.0**	-

As at 31 December 2007 the amount due to the Bank of England was repayable on 17 February 2008 and has subsequently been extended to 30 April 2008. The loan is repayable on demand and is charged interest at a margin above the Official Bank Rate including an element of fixed PIK interest margin (see note 34). It consists of three facilities; a repo facility of £3,590.0m secured on investment securities, Facility A of £6,910.0m secured on residential mortgages, and Facility B, amounting to £16,430.0m, which is secured by a fixed and floating charge over the assets and undertakings of the Group that were not already encumbered under prior arrangements such as securitisation vehicles (see note 22) and covered bonds (see note 23). The value of the security supporting the repo facility and Facility A was £15,126.5m at 31 December 2007. In addition to the interest payable on the amount due to the Bank of England, the Group pays a guarantee fee to HM Treasury in respect of the Group's obligations that are guaranteed by HM Treasury.

As set out in note 45 the Bank of England and HM Treasury intend to make arrangments to extend the existing on demand facilities and provide an additional committed secured revolving loan reserve facility.

The open market repo funding represents repos with the Bank of England as part of their public open market operations and is secured against assets with a market value of £1,647.6m.

29. Deposits by banks

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Amounts due to subsidiaries	-	-	**550.6**	2,145.3
Other deposits	**744.2**	2,136.2	**744.2**	2,136.2
	744.2	2,136.2	**1,294.8**	4,281.5
Fixed rate	**78.1**	1,603.2	**78.1**	1,603.2
Variable rate	**666.1**	533.0	**1,216.7**	2,678.3
	744.2	2,136.2	**1,294.8**	4,281.5
Current	**560.7**	1,965.2	**1,111.3**	4,110.5
Non-current	**183.5**	171.0	**183.5**	171.0
	744.2	2,136.2	**1,294.8**	4,281.5

30. Customer accounts

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Retail funds and deposits	**10,468.8**	22,631.0	**9,995.7**	20,537.0
Amounts due to securitisation special purpose entities	**-**	-	**48,220.3**	41,840.4
Other customer accounts	**1,094.0**	4,236.6	**1,094.0**	4,236.6
	11,562.8	26,867.6	**59,310.0**	66,614.0
Fixed rate	**6,147.9**	14,037.4	**5,900.4**	14,036.5
Variable rate	**5,414.9**	12,830.2	**53,409.6**	52,577.5
	11,562.8	26,867.6	**59,310.0**	66,614.0
Current	**10,564.5**	24,968.8	**16,370.0**	27,511.9
Non-current	**998.3**	1,898.8	**42,940.0**	39,102.1
	11,562.8	26,867.6	**59,310.0**	66,614.0

Amounts due to securitisation special purpose entities represent the beneficial interests held in mortgage portfolios by securitisation special purpose entities (see note 22). Because the mortgage loans do not qualify for derecognition from Northern Rock plc's balance sheet, the securitisation special purpose entities beneficial interests in the mortgage portfolios are represented by a deemed loan to Northern Rock plc. This is equivalent in value to the beneficial interest in the mortgage portfolios plus associated inter group balances directly relating to the beneficial interests in the mortgage portfolios.

31. Other debt securities in issue

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Bonds and medium term notes	**9,362.3**	9,228.4	**9,362.3**	9,228.4
Other debt securities in issue	**271.4**	8,638.4	**271.4**	8,638.4
	9,633.7	17,866.8	**9,633.7**	17,866.8
Fixed rate	**1,250.3**	9,560.9	**1,250.3**	9,560.9
Variable rate	**8,383.4**	8,305.9	**8,383.4**	8,305.9
	9,633.7	17,866.8	**9,633.7**	17,866.8
Current	**4,322.4**	13,040.3	**4,322.4**	13,040.3
Non-current	**5,311.3**	4,826.5	**5,311.3**	4,826.5
	9,633.7	17,866.8	**9,633.7**	17,866.8

32. Accruals and deferred income

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Accrued interest	**924.8**	880.3	**675.1**	645.5
Deferred income	**1.3**	1.7	**1.3**	1.8
Other accruals	**36.8**	37.7	**36.1**	36.5
	962.9	919.7	**712.5**	683.8

33. Provisions for liabilities and charges

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Onerous contracts (see note 27)	**12.9**	-	**12.9**	-
Deferred tax	**45.5**	-	**19.7**	-
	58.4	-	**32.6**	-

The full movement in deferred income tax payable/(recoverable) was as follows:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At 1 January	**(59.5)**	(57.5)	**(89.5)**	(93.0)
Income statement charge	**64.0**	14.0	**87.3**	13.1
Appropriations credit	**(0.7)**	(0.4)	**(0.7)**	(0.4)
Deferred tax impact charged direct to equity				
– revaluation reserve – available for sale investments	**20.9**	(7.5)	**1.8**	(1.1)
– hedging reserve – cash flow hedges	**(0.6)**	(0.4)	**(0.6)**	(0.4)
– actuarial gains/(losses) charged to statement of recognised income and expense	**16.3**	(4.9)	**16.3**	(4.9)
– share based payments	**5.1**	(2.8)	**5.1**	(2.8)
At 31 December	**45.5**	(59.5)	**19.7**	(89.5)

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Deferred income tax assets				
Pensions and other employee benefits	**2.1**	25.1	**2.1**	25.1
Provision for loan impairment	**11.0**	21.0	**11.0**	21.0
Derivatives and financial instruments	**29.1**	74.4	**4.8**	64.5
Other temporary differences	**1.8**	20.6	**1.8**	20.6
	44.0	141.1	**19.7**	131.2
Deferred income tax liabilities				
Excess of capital allowances over depreciation	**7.6**	12.4	**7.5**	12.3
Available for sale securities	**29.9**	9.0	**10.4**	8.6
Derivatives and financial instruments	**3.2**	3.9	**3.2**	3.9
Cash flow hedge	**2.8**	3.4	**2.8**	3.4
Other temporary differences	**46.0**	52.9	**15.5**	13.5
	89.5	81.6	**39.4**	41.7
Net deferred income tax liability/(asset)	**45.5**	(59.5)	**19.7**	(89.5)

The amount of net deferred tax liability/(asset) expected to settle after more than twelve months amounted to £3.4m (2006 £(64.5)m) for the Group and £4.5m (2006 £(91.1)m) for the Company.

IAS 12 requires that deferred tax assets should be recognised when it is probable that taxable profits will be available against which the deferred tax asset can be utilised. Where the entity has a history of recent losses, deferred tax is only recognised to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profits will be available. A deferred tax asset should only be recognised to the extent that the Group will realise taxable profits arising from the reversal of existing taxable temporary differences. Accordingly, at 31 December 2007, the tax benefit of approximately £60.2m in the Group and £78.4m in the Company arising from gross deductible temporary differences of £215.1m in the Group and £280.2m in the Company have not been recognised which has resulted in a charge to both the income statement and the hedging reserve. Under current tax legislation these unrecognised deductible temporary differences do not have an expiry date and can therefore be recognised in future as taxable profits arise.

Deferred income tax liabilities have not been established for tax that would be payable on the unremitted earnings of the Group's overseas subsidiaries. Unremitted earnings at 31 December 2007 totalled £43.0m (2006 £42.3m).

33. Provisions for liabilities and charges (continued)

The deferred tax charge in the income statement comprises the following temporary differences:

	2007	2006
	£m	£m
Pensions and other employee benefits	**1.7**	12.7
Provision for loan impairment	**10.0**	2.9
Derivatives and financial instruments	**45.3**	(7.6)
Excess of capital allowances over depreciation	**(4.8)**	3.4
Other temporary differences	**11.8**	2.6
	64.0	14.0

With effect from 1 April 2008, the UK mainstream rate of corporation tax will reduce to 28% (from 30%). As a result of this change the Group's net deferred tax liability has reduced by £2.3m and the Company's net deferred tax liability has reduced by £1.1m. This reduction has been charged/(credited) as follows:

	Group	Company
	2007	2007
	£m	£m
Income statement (see note 13)	**0.6**	0.4
Appropriations	**(0.3)**	(0.3)
Available for sale investments reserve	**(2.1)**	(0.7)
Cash flow hedge reserve	**(0.2)**	(0.2)
Statement of recognised income and expense – actuarial gains and losses	**(0.3)**	(0.3)
	(2.3)	(1.1)

34. Subordinated liabilities

	Group and Company	
	2007	2006
	£m	£m
5.625% Subordinated bonds due 2015	**294.4**	291.9
11.734% Subordinated loan 2016	**25.9**	26.3
5.75% Subordinated bonds due 2017	**247.4**	244.7
$10\frac{3}{8}$% Subordinated bonds due 2018	**50.6**	50.7
$9\frac{3}{8}$% Subordinated bonds due 2021	**148.9**	148.8
6.594% Perpetual fixed to floating rate subordinated notes	**353.7**	–
Bank of England PIK interest	**40.9**	–
	1,161.8	762.4

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The $10\frac{3}{8}$% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The $9\frac{3}{8}$% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 6.594% Perpetual fixed to floating rate subordinated notes were issued on 25 June 2007. These notes are not redeemable in the ordinary course of business before 28 June 2017.

The Bank of England PIK interest represents the amount of fixed margin payable to the Bank of England which is subordinated under the terms of the facility (see note 28). Repayment of this amount is not due until five years after repayment of the other Bank of England facilities. Interest is rolled up and capitalised until all other facilities are repaid, after which it becomes repayable in cash. Interest is payable on this liability at a fixed margin above the Official Bank Rate.

All subordinated liabilities other than the 6.594% perpetual fixed to floating rate notes (which are denominated in US dollars) are denominated in sterling.

Redemptions of any subordinated liabilities prior to their final maturity date are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

35. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon, only if payment of the coupon would lead to breaches of regulatory capital requirements. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. While Northern Rock is in temporary public ownership, deferred coupons can only be satisfied in accordance with the terms of Article 5 of The Northern Rock plc Transfer Order 2008 which was made on 22 February 2008 pursuant to the Banking (Special Provisions) Act 2008.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

36. Reserve capital instruments

Reserve capital instruments were issued for a value of £200m in September 2000 and £100m in May 2001 and are undated. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which will be achieved either by the payment of cash directly, or while Northern Rock is in temporary public ownership, as per the terms of Article 5 of The Northern Rock plc Transfer Order 2008 which was made on 22 February 2008 pursuant to the Banking (Special Provisions) Act 2008. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. While Northern Rock is in temporary public ownership, deferred coupons and any interest accruing thereon can only be satisfied in accordance with the terms of Article 5 of the Transfer Order.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

In accordance with the requirements of IAS 32, reserve capital instruments are classified as non shareholders' equity. Coupons on these notes are treated as appropriations and amounted to £17.5m (2006 £17.6m) after tax credit of £7.7m (2006 £7.6m).

37. Subordinated notes

	Group and Company	
	2007	2006
	£m	£m
12⅝% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**62.1**	62.1
6.75% Fixed rate step-up undated subordinated notes	**195.4**	195.4
Floating rate undated subordinated notes	**66.0**	66.0
5.6% Undated subordinated notes	**393.2**	393.2
	736.5	736.5

In accordance with the requirements of IAS 32, undated subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon. Coupons on these notes are treated as appropriations and amounted to £27.0m (2006 £30.9m) after tax credit of £11.7m (2006 £13.2m).

The 12⅝% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated notes, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling.

Redemptions of any subordinated notes are at the issuer's option only and are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated notes are subordinated to the claims of other creditors.

38. Called up share capital

	2007	**2007**	**2007**	2006	2006	2006
	Number	**£m**	**€m**	Number	£m	€m
Authorised share capital						
Ordinary shares of 25p each	**614.0m**	**153.5**	**-**	614.0m	153.5	-
Foundation shares of 25p each	**104.5m**	**26.1**	**-**	104.5m	26.1	-
Preference shares of 25p each	**100.0m**	**25.0**	**-**	100.0m	25.0	-
Preference shares of 25c each	**100.0m**	**-**	**25.0**	100.0m	-	25.0
	918.5m	**204.6**	**25.0**	918.5m	204.6	25.0

	2007	**2007**	2006	2006
	Number	**£m**	Number	£m
Issued and fully paid share capital				
Ordinary shares of 25p each	**421.2m**	**105.3**	421.2m	105.3
Foundation shares of 25p each	**74.4m**	**18.6**	74.4m	18.6
Preference shares of 25p each	**0.4m**	**0.1**	0.4m	0.1
	496.0m	**124.0**	496.0m	124.0

38. Called up share capital (continued)

On 22 February 2008, under the terms of The Northern Rock plc Transfer Order 2008, all shares in Northern Rock plc were transferred to the Treasury Solicitor as nominee of the Treasury. Each Foundation Share was converted into and redesignated as one Ordinary Share in Northern Rock plc.

The Foundation Shares were held by The Northern Rock Foundation at 31 December 2006 and 2007. These shares carried no rights to dividends but ranked pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carried no rights to dividends, they have been omitted in the calculation of earnings per share (see note 16). These shares did not confer any rights in relation to attendance or voting at any general meeting of the Company.

In June 2006 Northern Rock plc issued 400,000 perpetual non-cumulative callable 25p Preference Shares for £1,000 each. Proceeds of £400m were received less £3.5m relating to issue costs. Dividends on these shares are discretionary and, subject to Board approval, are payable annually on 4 July at a rate of 6.8509%.

39. Reserves

Share premium account

	Group and Company	
	Ordinary £m	Preference £m
At 1 January 2007 and 31 December 2007	6.8	396.4

Capital redemption reserve

	Group and Company £m
At 1 January 2007 and 31 December 2007	7.3

Other reserves

a) Revaluation reserve – available for sale investments

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Balance at 1 January	**(1.3)**	26.0	**(2.3)**	7.9
Net (losses)/gains from changes in fair value	**(269.2)**	7.0	**(339.4)**	6.5
Losses transferred to net income due to impairment	**178.3**	-	**178.3**	-
Net profits on disposal transferred to net income	**(41.7)**	(45.1)	**(40.1)**	(21.1)
Current income taxes	**61.1**	3.3	**61.1**	3.3
Deferred income taxes	**(23.0)**	7.5	**(2.5)**	1.1
Restatement of deferred tax liability from 30%	**2.1**	-	**0.7**	-
Balance at 31 December	**(93.7)**	(1.3)	**(144.2)**	(2.3)

b) Hedging reserve – cash flow hedges

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Balance at 1 January	-	-	-	-
Amounts recognised in equity	**(48.7)**	-	**(48.7)**	-
Amounts transferred to interest payable	**19.3**	-	**19.3**	-
Current income taxes	**(0.4)**	(0.4)	**(0.4)**	(0.4)
Deferred income taxes	**0.4**	0.4	**0.4**	0.4
Restatement of deferred tax liability from 30%	**0.2**	-	**0.2**	-
Balance at 31 December	**(29.2)**	-	**(29.2)**	-

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Total other reserves				
At 31 December	**(122.9)**	(1.3)	**(173.4)**	(2.3)

40. Retained earnings

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Balance at 1 January	**1,641.6**	1,426.5	**1,519.0**	1,314.2
(Loss)/profit for the year	**(243.5)**	394.5	**(263.8)**	384.2
Dividends paid (see note 15)	**(132.8)**	(132.3)	**(132.8)**	(132.3)
Adjustment in respect of own shares	**(34.5)**	(20.6)	**(34.5)**	(20.6)
Net actuarial gains/(losses) from changes in fair value of pension scheme assets and liabilities	**29.5**	(16.5)	**29.5**	(16.5)
Current income taxes on actuarial gains	**7.9**	–	**7.9**	–
Deferred income taxes on actuarial gains/(losses)	**(16.6)**	4.9	**(16.6)**	4.9
Deferred income taxes on actuarial gains – restatement of deferred tax liability from 30%	**0.3**	–	**0.3**	–
Reallocation of other reserves	**–**	(14.9)	**–**	(14.9)
Balance at 31 December	**1,251.9**	1,641.6	**1,109.0**	1,519.0

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	Group and Company	
	2007	2006
	£m	£m
Own shares in relation to employee share schemes	**94.2**	75.8

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	2007	2006
	£m	£m
At 1 January	**75.8**	42.5
Purchases of shares	**31.6**	45.3
Use of shares on exercise of employee options and for other employee share plans	**(13.2)**	(12.0)
	94.2	75.8

The charge to retained earnings is as follows:

	2007	2006
	£m	£m
Value of employee services	**0.5**	13.9
Cash received on exercise of employee options and for other employee share plans	**1.7**	6.6
Deferred income tax impact of share based payments	**(5.1)**	2.8
Current income tax impact of share based payments	**–**	1.4
Purchase of shares	**(31.6)**	(45.3)
	(34.5)	(20.6)

41. Financial risk management

A) Financial Risk Management

The principal financial risks that the Group manages are as follows:

- Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of customers and counterparties to meet their obligations.
- Market risk: the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group.
- Liquidity risk: the risk that the Group is unable to meet its obligations as they fall due.
- Operational risk: the risk arising from the Group's internal processes, people or systems, or from external events.

The Board of Directors is responsible for determining strategies and policies for the Group. The Risk Committee, a sub-committee of the Board, is responsible for the definition and oversight of the Risk Management Framework ('RMF'). As such the Committee is charged with reviewing the key risks inherent in the business and assessing procedures for the identification, measurement and control of key risk exposures to ensure that they remain appropriate to the Group's business mix and strategic objectives. It is also responsible for approving public disclosures of risk information and ensuring that the Group complies with regulatory requirements relating to risk management. The Risk Committee reports to the Board, making recommendations as appropriate on all significant matters relating to the Group's risk policies.

The Board is responsible for the ultimate approval of risk limits but delegates the articulation of risk appetite to the Management Board Asset and Liability Committee ("Management Board"). The Management Board is responsible for strategic management of the RMF which includes the setting and review of risk appetite and, where appropriate, the taking of remedial action to ensure the Group's balance sheet and liquidity risk profiles remain in line with stated risk and strategic objectives. Risk appetite is set for market and credit risk using limits at portfolio, product and counterparty level. Liquidity risk is managed with reference to minimum funding requirements as set out in the liquidity risk policy. Operational risk is managed at the business unit level, measuring performance against tolerance limits relating to failure rates. Risk appetite is assessed against regular controls and stress testing to ensure that limits are not compromised and policies and procedures are reviewed annually to ensure they reflect changes in market conditions and product and service offerings.

41. Financial risk management (continued)

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities, and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of its particular risk exposures and implementing risk management policies and procedures agreed by the Board.

The Audit Committee, independent from the Risk Committee and comprised of Non-Executive Directors of the Group, is responsible for reviewing the internal control systems on behalf of the Board. This includes risk management systems and processes and the effectiveness of the internal audit function. It is also responsible for consideration of the impact of new legislation on the Group's risk profile and risk management.

i) Credit risk

Credit risk is the risk of loss if another party fails to meet its financial obligations to the Group, including failing to perform them in a timely manner. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts.

The objective of credit risk management is to enable the Group to maintain credit risk exposure in line with approved risk appetite.

Credit risk is managed through the establishment of appropriate lending policies (by the Board) which are implemented through the Risk Management Framework (defined by the Risk Committee) and monitored by the Management Board.

Credit Approval Process

Retail

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment, approval and management.

The customer loan risk management process incorporates credit scoring systems to assess the credit risk associated with residential mortgage loans and unsecured loans, with operational limits set at both individual transaction and portfolio levels. Credit risk is assessed both at the point of granting a loan, and also throughout the life of the loan. Factors taken into consideration to mitigate the extent of credit risk at origination include:

- Emphasis on next time buyers and remortgage customers relative to first time buyers

  In our experience, customers who have proven mortgage repayment records offer a lower level of risk.

- Loan size

  Our policy matches maximum LTV ratios with permissible property values. Loans up to £300,000 attract a maximum LTV of 95%, whereas loans over £300,000 attract a maximum LTV of 90%.

- Geographical spread

  Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographical region.

- Size of loan relative to the value of the property

  Our current policy is for at least 65% of new residential mortgage lending in any one year to have LTVs of 90% or lower.

- Probability of Default ("PD") and Loss Given Default ("LGD")

  PD and LGD limits have been established for our lending portfolios to ensure that the percentage of exposures falling into the highest risk bands is limited.

Changes to lending criteria

Following the introduction of separate credit scoring models for Standard, Together and Buy-To-Let lending in March 2007, and in response to a decline in the quality and number of applications, especially from September 2007 onwards, a number of actions have been taken in order to restrict lending to higher risk customers. Changes included the restriction of maximum unsecured Together loans by way of credit score, a reduction in the maximum term for unsecured lending, a reduction in maximum LTV thresholds for new build flats and a reduction in income multiples for new residential lending.

Treasury

Within the Group Treasury function, the overall policy is to minimise credit risk using operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Management Board and approved by the Board are established for specified counterparties and are continually monitored to ensure that actual exposures do not exceed authorised levels.

Group limits have been established to ensure that the Group does not exceed its exposure to either a single counterparty or group of closely related counterparties. Country limits have been incorporated to ensure that the Group does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated using collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Credit Risk Models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the quantitative risk assessment part of the credit approval process, ongoing credit monitoring as well as portfolio level analysis and reporting.

Credit risk models used by the Group can be broadly grouped into two categories:

- PD/customer credit grade – these models assess the probability that a customer will fail to make full and timely repayment of credit obligations over a time horizon. Each customer is assigned a score which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular customer characteristics. The credit grading models use a combination of quantitative inputs, such as recent financial performance, credit bureau data and customer behaviour.
- LGD – these models estimate the expected loss that may be suffered by the Group on a credit facility in the event of default. The Group's LGD models take into account the type of borrower and any security held.

41. Financial risk management (continued)

Credit Risk Modelling Governance

The Management Board has delegated the day to day governance of credit models to the Retail Credit Risk Approval Group and Treasury Credit Risk Approval Group. These Groups comprise senior members from Credit, Group Risk, Treasury, Finance and Marketing and are responsible for:

- Establishing high level standards to which all credit risk models across the Group must adhere.
- Approving all credit risk models prior to implementation and reviewing existing models on at least an annual basis.
- Developing credit risk models appropriate for the types of borrower and obtaining approval from the Management Board for their implementation.
- Validating the models on at least an annual basis and submitting documentation of these validations to the Management Board with appropriate recommendations on recalibration, where applicable.
- Obtaining approval from the Management Board for any new methodology or parameter estimates used in existing credit risk models prior to implementation.

Changes to risk models in the period

In March 2007 new models were introduced for use in the residential lending and personal credit portfolios. Separate scorecards (models using qualitative and quantitative data to accept/reject lending applications), developed by the Credit Risk Modelling Group and approved by the Management Board, were implemented for Standard, Together and Buy To Let lending. This enables separate factors to be used for each scorecard which further ensures that only suitable quality applicants are offered a loan.

Maximum exposure to credit risk as at 31 December

	2007 £m	2006 £m
On balance sheet		
Cash and balances with central banks	**190.2**	956.0
Derivative financial instruments	**2,241.0**	871.3
Loans and advances to banks	**1,292.5**	5,621.3
Loans and advances to customers	**98,834.6**	86,796.1
Investment securities	**6,108.7**	6,630.4
	108,667.0	100,875.1
Off balance sheet		
Loan commitments	**6,010.8**	5,017.6

Loans and advances by credit quality:

2007	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m	Unsecured investment loans £m
Neither past due nor impaired	1,292.5	88,480.5	305.4	6,797.8	295.3
Past due but not impaired	-	2,153.9	0.9	199.7	-
Impaired	-	143.3	9.6	353.1	95.1
	1,292.5	90,777.7	315.9	7,350.6	390.4

2006	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m	Unsecured investment loans £m
Neither past due nor impaired	5,621.3	75,676.5	1,506.4	6,919.6	556.5
Past due but not impaired	-	1,672.3	23.5	180.1	-
Impaired	-	53.9	30.0	177.3	-
	5,621.3	77,402.7	1,559.9	7,277.0	556.5

41. Financial risk management (continued)

The credit quality of loans neither past due nor impaired may be assessed by reference to the internal ratings and probability of default bandings allocated to loans by the Company's internal credit assessment models as set out in the tables below:

	2007		2006	
	Loans and advances to banks £m	**Unsecured investment loans £m**	Loans and advances to banks £m	Unsecured investment loans £m
AAA	-	-	11.4	-
AA+	-	-	990.0	-
AA	**448.0**	-	776.2	-
AA–	**456.3**	-	930.5	-
A+	**152.8**	-	1,106.4	-
A	**234.4**	-	1,404.3	-
A–	-	-	342.5	-
BBB+	-	-	15.0	-
BBB	-	**86.6**	26.0	457.9
BBB-	**1.0**	**208.7**	16.0	92.9
BB+	-	-	2.0	-
B	-	-	1.0	-
Not rated	-	-	-	5.7
	1,292.5	**295.3**	5,621.3	556.5

	2007		2006	
	Residential mortgage loans £m	**Unsecured personal loans £m**	Residential mortgage loans £m	Unsecured personal loans £m
PD band				
Risk 1 – very low risk	**73,780.2**	**4,315.4**	60,899.6	4,208.7
Risk 2 – low risk	**6,767.4**	**1,641.6**	8,053.4	1,894.9
Risk 3 – medium risk	**3,499.0**	**696.5**	3,434.4	679.9
Risk 4 – high risk	**4,433.9**	**144.3**	3,289.1	136.1
	88,480.5	**6,797.8**	75,676.5	6,919.6

The Group does not operate internal risk assessment models for commercial mortgage loans due to the small scale of its commercial lending operations. Details of the risk profiles of commercial mortgage lending can be found in the tables on page 92 relating to loan to value ratios and loan sizes.

The credit quality of available for sale securities by reference to credit ratings is set out in the table below:

	2007 £m	2006 £m
AAA	**3,449.4**	3,505.4
AA+	**2.9**	126.6
AA	**313.1**	381.4
AA–	**474.0**	279.1
A+	**298.3**	475.0
A	**721.5**	724.2
A–	**274.4**	613.0
BBB+	**125.2**	47.4
BBB	**149.1**	191.3
BBB–	**12.6**	4.1
BB+	**35.7**	-
BB	**27.7**	-
B	**2.2**	-
D	**0.1**	0.2
Not Rated	**116.5**	162.4
Total	**6,002.7**	6,510.1

41. Financial risk management (continued)

Past due not impaired loans:

2007	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m
Up to one month	–	-	–	-
In one to three months	–	1,616.8	–	171.7
In three to six months	–	344.8	0.9	13.8
Over six months	–	192.3	–	14.2
	–	2,153.9	0.9	199.7

2006	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m
Up to one month	–	–	–	–
In one to three months	–	1,316.4	3.7	152.7
In three to six months	–	275.0	16.8	14.1
Over six months	–	80.9	3.0	13.3
	–	1,672.3	23.5	180.1

Renegotiated loans that would otherwise be past due or impaired at 31 December 2007 amounted to £193.2m (2006 £211.5m). These are all included within residential mortgage loans and include £10.3m (2006 £9.0m) of loans which prior to renegotiation were included within unsecured personal loans.

Collateral

Due to the nature of the Group's exposures (comprising primarily residential mortgages), the only collateral held against credit risk was that in respect of the counterparty risk arising on derivative transactions (in the form of cash) and in respect of residential and commercial lending (in the form of mortgage interests over residential and commercial property). Valuations on residential and commercial property are carried out on a quarterly basis. Cash collateral held against counterparty credit risk at 31 December 2007 amounted to £391.7m (2006 £396.4m), and residential and commercial property held amounted to £164,628.2m (2006 £143,593.5m). The table below shows an estimate of the fair value of collateral held against financial assets.

2007	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Derivative financial instruments £m
Neither past due nor impaired				
Property	–	161,084.4	419.4	–
Cash	–	–	–	391.7
Other	–	–	–	–
Past due but not impaired				
Property	–	2,985.3	1.1	–
Cash	–	–	–	-
Other	–	–	–	–
Impaired				
Property	–	133.3	4.7	-
Cash	–	–	–	–
Other	–	–	0.5	–
Total	–	164,203.0	425.7	391.7

41. Financial risk management (continued)

2006	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Derivative financial instruments £m
Neither past due nor impaired				
Property	-	138,751.7	2,395.3	-
Cash	-	-	-	396.4
Other	-	-	-	-
Past due but not impaired				
Property	-	2,356.1	29.0	-
Cash	-	-	-	-
Other	-	-	-	-
Impaired				
Property	-	49.6	11.8	-
Cash	-	-	-	-
Other	-	-	0.5	-
Total	-	141,157.4	2,436.6	396.4

Impairment

The definition of impairment includes qualitative assessments and is administered differently according to the type of exposure. Broadly, a loan or portfolio of loans is considered to be impaired if there is observable data at the balance sheet date that a combination of the following events has occurred:

- Significant financial difficulty of the customer.
- A breach of contract, such as default or delinquency in interest or principal payments.
- Northern Rock, for economic or legal reasons relating to the borrower's financial difficulty, granting to the customer a concession that the lender would not otherwise consider.
- It becoming probable that the borrower will enter bankruptcy or other financial reorganisation.
- Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans since the origination of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including
  - adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments)
  - national or local economic conditions that correlate with defaults on the assets in the group (e.g. an increase in the unemployment rate in the geographical area of the borrowers, a decrease in property prices for loans in the relevant area, or adverse changes in industry conditions that affect the borrowers in the group)

In the retail mortgage portfolio individual impairments occur in cases where the Group has taken possession of the property. In such circumstances disposal of the property occurs as soon as possible as UK law does not permit the holding of this asset to wait for property values to change. Moreover the property must be sold at fair value so discounted internal selling (whereby the Group would class it as a rental property) is not permitted. Commercial loans usually require reporting by the borrower on specified financial conditions. This allows management to monitor the financial condition of the borrower closely and because of the smaller number of loans and their greater balances relative to their retail counterparts each is individually assessed by the Monitoring and Review section of the Commercial Finance department.

Concentration risk

Concentration risk is managed at portfolio, product, and counterparty levels. This is carried out through the application of limits relating to geographical spread, the size of loan relative to property value (at counterparty and portfolio levels) and the concentration of borrowers in each risk band.

The following table breaks down the Group's main credit exposures by geographical region at their carrying amounts. Exposures are allocated to regions based on the country of domicile of the counterparty:

2007	UK £m	Europe £m	US £m	Other countries £m	Total £m
Derivative financial instruments	639.6	954.5	494.3	152.6	2,241.0
Loans and advances to banks	958.1	223.7	110.7	-	1,292.5
Loans and advances to customers					
Residential mortgage lending	90,777.7	-	-	-	90,777.7
Other secured lending	315.9	-	-	-	315.9
Unsecured lending	7,741.0	-	-	-	7,741.0
Available for sale securities	3,720.3	1,772.9	335.2	174.3	6,002.7
Assets held at fair value through the income statement	65.6	40.4	-	-	106.0
	104,218.2	2,991.5	940.2	326.9	108,476.8

41. Financial risk management (continued)

2006	UK £m	Europe £m	US £m	Other countries £m	Total £m
Derivative financial instruments	327.4	315.5	168.9	59.5	871.3
Loans and advances to banks	3,489.1	1,886.4	245.8	-	5,621.3
Loans and advances to customers					
Residential mortgage lending	77,402.7	-	-	-	77,402.7
Other secured lending	1,559.9	-	-	-	1,559.9
Unsecured lending	7,833.5	-	-	-	7,833.5
Available for sale securities	4,277.3	1,499.2	465.4	268.2	6,510.1
Assets held at fair value through the income statement	73.6	46.7	-	-	120.3
	94,963.5	3,747.8	880.1	327.7	99,919.1

LTV (%) – Value as of financial year end	Residential mortgage loans 2007 £m	Residential mortgage loans 2006 £m	Commercial mortgage loans 2007 £m	Commercial mortgage loans 2006 £m
<70%	**39,714.2**	33,012.4	**72.9**	581.4
70%–75%	**9,024.9**	7,690.6	**61.7**	306.0
75%–80%	**10,756.7**	9,200.9	**127.2**	341.4
80%–85%	**11,214.5**	9,855.3	**48.4**	285.5
85%–90%	**9,500.7**	9,682.1	**0.3**	21.7
90%–95%	**6,033.1**	5,712.6	**-**	-
95%–100%	**4,101.8**	2,138.9	**-**	-
>100%	**431.8**	109.9	**5.4**	23.9
	90,777.7	77,402.7	**315.9**	1,559.9

Loan size by outstanding balance	Residential mortgage loans 2007 £m	Residential mortgage loans 2006 £m
£0–£100k	**22,801.9**	23,595.3
£100–£250k	**47,622.2**	40,370.6
£250–£500k	**13,428.6**	9,860.6
£500k–£1m	**4,675.5**	2,513.6
£1m–£2.5m	**1,695.0**	629.2
>£2.5m	**554.5**	433.4
	90,777.7	77,402.7

	Commercial mortgage loans 2007 £m	Commercial mortgage loans 2006 £m
£0–£500k	**11.0**	115.0
£500k–£1m	**9.9**	96.4
£1m–£5m	**67.3**	444.9
£5m–£10m	**74.7**	294.6
£10m–£25m	**63.9**	309.3
>£25m	**89.1**	299.7
	315.9	1,559.9

41. Financial risk management (continued)

ii) Market Risk

Market risk is the risk of variability in the value of financial instruments caused by changes in market prices.

Use of Derivatives

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge economic risk exposure, and the Group takes no speculative positions in derivatives.

The Group is authorised to use a number of derivative instruments to reduce interest rate risk and currency risk. These include interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. Where either a balance sheet derivative instrument or an alternative balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument that optimises the following conditions:

- minimise capital utilisation;
- maximise income or minimise cost;
- maximise liquidity;
- minimise administrative and accounting complexity; and
- minimise the Group's tax liability.

The benefits of using derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of Activities and Related Derivative Instruments

The following table sets out activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives available for use in economically managing such risks.

Activity	Risk	Type of derivative/risk mitigation activity
Variable rate lending	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements
Fixed rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long-term interest rates, resulting in prepayments	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed rate mortgage pipeline	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Fixed rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed rate asset investments	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities Purchase currency options	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock reduces the mismatch of the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

41. Financial risk management (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date. Amounts shown in respect of loans and advances to customers include fair value adjustments of portfolio hedging.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	113.2	-	-	-	-	77.0	190.2
Loans and advances to banks	1,292.5	-	-	-	-	-	1,292.5
Loans and advances to customers	26,599.4	7,960.0	17,340.0	44,175.4	2,943.7	-	99,018.5
Investment securities	4,035.3	213.2	58.7	989.5	812.0	-	6,108.7
Other assets including derivatives	-	-	-	-	-	2,711.1	2,711.1
Total assets	32,040.4	8,173.2	17,398.7	45,164.9	3,755.7	2,788.1	109,321.0
Liabilities							
Loans from central bank	28,473.0	-	-	-	-	-	28,473.0
Deposits by banks	692.7	43.5	8.0	-	-	-	744.2
Customer accounts	7,629.3	1,150.8	1,787.2	995.5	-	-	11,562.8
Debt securities in issue	51,018.5	51.0	60.5	3,969.4	6,541.9	-	61,641.3
Subordinated liabilities	-	-	-	541.8	620.0	-	1,161.8
Tier one notes	-	-	-	-	207.6	-	207.6
Other liabilities including derivatives	-	-	-	-	-	2,831.0	2,831.0
Shareholders' equity	-	-	-	-	-	1,663.5	1,663.5
Non shareholders' equity	-	-	-	-	-	1,035.8	1,035.8
Total liabilities	87,813.5	1,245.3	1,855.7	5,506.7	7,369.5	5,530.3	109,321.0
Notional values of derivatives affecting interest rate sensitivity	(52,667.8)	6,095.9	14,872.0	37,693.6	(5,993.7)	-	-
	35,145.7	7,341.2	16,727.7	43,200.3	1,375.8	5,530.3	109,321.0
Total interest rate sensitivity gap	(3,105.3)	832.0	671.0	1,964.6	2,379.9	(2,742.2)	-
Cumulative interest rate sensitivity gap	(3,105.3)	(2,273.3)	(1,602.3)	362.3	2,742.2	-	-

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	890.9	-	-	-	-	65.1	956.0
Loans and advances to banks	5,483.8	122.5	15.0	-	-	-	5,621.3
Loans and advances to customers	26,062.9	4,712.1	10,161.6	42,933.1	2,603.0	-	86,472.7
Investment securities	4,649.0	55.3	461.5	981.0	483.6	-	6,630.4
Other assets including derivatives	-	-	-	-	-	1,330.2	1,330.2
Total assets	37,086.6	4,889.9	10,638.1	43,914.1	3,086.6	1,395.3	101,010.6
Liabilities							
Deposits by banks	1,991.8	88.4	53.0	3.0	-	-	2,136.2
Customer accounts	19,923.0	1,422.4	3,688.7	1,833.5	-	-	26,867.6
Debt securities in issue	49,491.3	1,025.6	1,400.0	7,889.4	4,488.0	-	64,294.3
Subordinated liabilities	-	-	-	291.6	470.8	-	762.4
Tier one notes	-	-	-	-	209.4	-	209.4
Other liabilities including derivatives	-	-	-	-	-	3,530.1	3,530.1
Shareholders' equity	-	-	-	-	-	2,174.8	2,174.8
Non shareholders' equity	-	-	-	-	-	1,035.8	1,035.8
Total liabilities	71,406.1	2,536.4	5,141.7	10,017.5	5,168.2	6,740.7	101,010.6
Notional values of derivatives affecting interest rate sensitivity	(29,057.4)	684.3	2,781.9	28,717.3	(3,126.1)	-	-
	42,348.7	3,220.7	7,923.6	38,734.8	2,042.1	6,740.7	101,010.6
Total interest rate sensitivity gap	(5,262.1)	1,669.2	2,714.5	5,179.3	1,044.5	(5,345.4)	-
Cumulative interest rate sensitivity gap	(5,262.1)	(3,592.9)	(878.4)	4,300.9	5,345.4	-	-

41. Financial risk management (continued)

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2007 would result in a decrease of £25.0m (2006 £118.9m) and an increase of £22.8m (2006 £113.6m), respectively, in planned net interest income for the twelve months to 31 December 2008.

A separate sensitivity calculation is carried out for the fixed mortgage book, with the parallel shift figure (81bps for 31 December 2007, 53 bps for 31 December 2006) based on the average of 3 month swap volatilities over the maturity profile of the portfolio. It is this measure upon which specific counterparty and aggregated limits are managed for the fixed mortgage book.

Changes to market risk management in the period

During 2007, interest rate sensitivity was split into two components: "Actual" based on completed fixed rate lending showing a sensitivity of £(13.4)m at 31 December 2007, and "Forecast" based on potential exposures in currently open tranches which showed a sensitivity of £(15.0)m at 31 December 2007. This was added to the Management Board and Risk Committee reporting at the end of August and provides greater transparency throughout the life cycle of the trade. Furthermore to enable intra-period comparisons a 25bp shift calculation for the fixed mortgage book has been introduced.

	100bp sensitivity (all) £m	100bp sensitivity (fixed rate mortgages) £m	Market adjusted sensitivity (2007 – 81bp, 2006 – 53 bp, fixed rate mortgages) £m	Market adjusted sensitivity (25bp, fixed rate mortgages) £m
2007	**(25.0)**	**(16.3)**	**(13.4)**	**(4.1)**
2006	(118.9)	(157.5)	(75.2)	(39.4)

iii) Liquidity risk

Liquidity risk arises from the mismatch in the cash flows generated from current and expected assets, liabilities and derivatives.

The Group's liquidity policy endeavours to ensure that it is able to meet retail withdrawals, repay wholesale funds as they fall due, and meet current lending requirements. It also endeavours to ensure that the Group meets FSA liquidity rules, which require the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days.

The Group has approved a Liquidity and Treasury Assets Policy Statement which the Board reviews annually, and on a more frequent basis if any significant changes are proposed or required.

As well as approving the types of liquid asset that may be held, the Liquidity and Treasury Assets Policy Statement sets out approved operational limits and establishes operational guidelines for managing the Group's liquidity risk. The Treasury Director monitors liquidity on a daily basis, using daily cash flow liquidity and sterling stock liquidity reports, together with daily movement reports, portfolio analyses and maturity profiles. The Management Board receives monthly liquidity reports analysing the liquid assets and showing the percentages of assets held in each asset type.

Concerns about credit exposure in financial markets began to surface in the summer of 2007 and credit spreads (the cost of credit) increased. The announcement by a major US investment bank of difficulties in one of its investment conduits and subsequent similar announcements by other banks led to a serious disruption in the medium term funding markets on 9 August 2007. This quickly led to severe restrictions in the liquidity of the short term wholesale markets. Despite these restrictions during August and early September 2007 Northern Rock continued to fund in the short dated wholesale markets and maintained significant balances of liquid assets.

In the week commencing 10 September 2007, despite the fact that the Company continued to raise funds at shorter durations, the general tightening of longer term liquidity and the closure of the securitisation and medium term markets meant it was necessary to arrange a facility in case such markets failed to reopen. Therefore an approach was made to the Bank of England to provide a loan facility to the Group.

The table below shows the liquidity situation before and following Bank of England funding.

Liquidity Summary

	Operational Limits	**31 December 2007**	30 June 2007	31 December 2006
Liquidity (% of total assets)				
Cash flow	Minimum 8%	**0.2%**	8.0%	7.5%
Sterling Stock		**2.5%**	5.1%	3.9%
Investment Assets	Maximum 20%	**7.1%**	7.5%	7.0%
Treasury Liquid Assets		**9.8%**	20.6%	18.4%
Other Liquid Assets		**0.8%**	1.2%	1.2%
Total Liquidity		**10.6%**	21.8%	19.6%

41. Financial risk management (continued)

Non derivative cash flows

The table below analyses the Group's non derivative cash flows payable into relevant maturity groupings based on the remaining period at balance sheet date to contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows. These differ from balance sheet values due to the effects of discounting on certain balance sheet items and due to the inclusion of contractual future interest flows.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Liabilities						
Loans from central bank	28,869.0	–	–	–	–	28,869.0
Deposits by banks	555.7	5.2	12.9	171.1	38.9	783.8
Customer accounts	8,237.5	1,059.5	1,724.2	945.5	–	11,966.7
Debt securities in issue	4,808.1	4,026.5	7,285.1	44,740.8	11,903.7	72,764.2
Subordinated liabilities	77.8	12.0	26.2	300.8	1,478.9	1,895.7
Tier one notes	–	–	14.1	56.4	411.6	482.1
	42,548.1	5,103.2	9,062.5	46,214.6	13,833.1	116,761.5

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Liabilities						
Loans from central bank	–	–	–	–	–	–
Deposits by banks	1,843.7	93.4	59.5	169.4	38.7	2,204.7
Customer accounts	20,387.8	1,552.2	3,821.4	1,856.6	–	27,618.0
Debt securities in issue	11,851.0	3,976.6	6,310.3	40,457.1	12,777.6	75,372.6
Subordinated liabilities	36.4	1.2	15.3	211.4	1,091.7	1,356.0
Tier one notes	–	–	14.1	56.4	425.7	496.2
	34,118.9	5,623.4	10,220.6	42,750.9	14,333.7	107,047.5

Derivative cash flows

The following table analyses cash flows for the Group's derivative financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows. Derivatives included within this analysis are single currency interest rate swaps.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges	(2.5)	(1.4)	0.2	(10.0)	(5.3)	(19.0)
Derivatives in accounting hedge relationships	42.8	(5.3)	(65.5)	(355.6)	(5.0)	(388.6)
	40.3	(6.7)	(65.3)	(365.6)	(10.3)	(407.6)

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges	(20.5)	(18.5)	33.3	2.9	(7.6)	(10.4)
Derivatives in accounting hedge relationships	(17.5)	(16.5)	24.5	(9.1)	0.2	(18.4)
	(38.0)	(35.0)	57.8	(6.2)	(7.4)	(28.8)

41. Financial risk management (continued)

The following table analyses cash flows for the Group's derivatives financial liabilities that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

Derivatives included within this analysis are cross currency interest rate swaps and forward currency contracts.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges						
Outflows	(1,667.0)	(1,407.3)	(3,093.2)	(13,908.7)	(1,026.1)	(21,102.3)
Inflows	1,459.0	1,265.0	2,750.3	13,234.7	998.1	19,707.1
Derivatives in accounting hedge relationships						
Outflows	(48.8)	(20.1)	(36.9)	(299.1)	(1,905.8)	(2,310.7)
Inflows	26.6	0.6	58.4	255.9	1,993.7	2,335.2
Total outflows	(1,715.8)	(1,427.4)	(3,130.1)	(14,207.8)	(2,931.9)	(23,413.0)
Total inflows	1,485.6	1,265.6	2,808.7	13,490.6	2,991.8	22,042.3

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges						
Outflows	(8,069.8)	(2,422.8)	(4,626.2)	(26,624.3)	(3,184.3)	(44,927.4)
Inflows	7,696.5	2,222.1	4,022.9	25,550.6	3,150.0	42,642.1
Derivatives in accounting hedge relationships						
Outflows	(71.9)	(103.7)	(151.1)	(2,653.3)	(4,624.0)	(7,604.0)
Inflows	54.3	69.6	109.7	2,451.4	4,856.0	7,541.0
Total outflows	(8,141.7)	(2,526.5)	(4,777.3)	(29,277.6)	(7,808.3)	(52,531.4)
Total inflows	7,750.8	2,291.7	4,132.6	28,002.0	8,006.0	50,183.1

Off balance sheet items

Loan commitments

Contractual amounts to which the Group is committed for extension of credit to customers are summarised in the table below.

Operating lease commitments

Minimum future lease payments under non-cancellable operating leases are summarised in the table below.

Capital commitments

Capital commitments for the acquisition of buildings and equipment are summarised in the table below.

2007	Within one year £m	In one to five years £m	Over five years £m	Total £m
Loan commitments	1,596.9	10.0	4,403.9	6,010.8
Operating lease commitments				
Land and buildings	0.4	1.2	3.9	5.5
Other operating leases	–	4.8	-	4.8
Capital commitments	42.0	7.4	-	49.4
	1,639.3	23.4	4,407.8	6,070.5

2006	Within one year £m	In one to five years £m	Over five years £m	Total £m
Loan commitments	2,076.3	10.0	2,931.3	5,017.6
Operating lease commitments				
Land and buildings	0.2	0.8	3.8	4.8
Other operating leases	-	4.0	–	4.0
Capital commitments	31.0	14.9	-	45.9
	2,107.5	29.7	2,935.1	5,072.3

41. Financial risk management (continued)

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The Group's policy is to mitigate any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency.

As a consequence of the funding problems experienced in September 2007 the Group has been unable to replace maturing funding with new funds in the same currency, and consequently there is some exposure to foreign currency movements. Various actions have been taken, including the use of currency forward transactions, to mitigate the risk as far as possible. At 31 December 2007, liabilities exceeded assets in US$, after taking into account foreign currency derivatives, by $996.8m (£501.5m). Assets exceeded liabilities denominated in € at the same date by €934.1m (£685.7m), after taking into account foreign currency derivatives. As a result of these currency exposures, the Group had foreign currency gains of £130m in 2007. The Group was sensitive to exchange rate gains and losses of £2.5m for each 1¢ movement in the £:US$ exchange rate at 31 December 2007, and of £5.2m for each 1¢ movement in the £:€ exchange rate at the same date.

The table below gives values of assets and liabilities at sterling carrying values denominated in different currencies at the balance sheet date.

2007	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	-	13.3	-	13.3
Loans and advances to banks	545.1	235.3	175.8	956.2
Loans and advances to customers	120.2	270.5	-	390.7
Investment securities	404.7	1,562.3	-	1,967.0
Other assets	4.8	6.3	1.8	12.9
Total assets	1,074.8	2,087.7	177.6	3,340.1
Liabilities				
Deposits by banks	191.7	356.5	-	548.2
Customer accounts	2.1	441.1	179.9	623.1
Debt securities in issue	20,620.4	25,203.7	1,367.4	47,191.5
Other liabilities	33.9	195.3	3.0	232.2
Total liabilities	20,848.1	26,196.6	1,550.3	48,595.0
Notional values of derivatives affecting currency exposures	(19,271.8)	(24,794.6)	(1,368.4)	(45,434.8)
	1,576.3	1,402.0	181.9	3,160.2
Net position	(501.5)	685.7	(4.3)	179.9

2006	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	-	28.6	-	28.6
Loans and advances to banks	649.7	79.1	-	728.8
Loans and advances to customers	342.3	214.2	-	556.5
Investment securities	623.7	1,309.0	-	1,932.7
Other assets	5.2	1.9	-	7.1
Total assets	1,620.9	1,632.8	-	3,253.7
Liabilities				
Deposits by banks	1,127.6	325.6	-	1,453.2
Customer accounts	1,044.3	1,650.0	-	2,694.3
Debt securities in issue	22,134.1	23,774.1	1,536.2	47,444.4
Other liabilities	176.1	229.6	5.3	411.0
Total liabilities	24,482.1	25,979.3	1,541.5	52,002.9
Notional value of derivatives affecting currency exposures	(22,804.6)	(24,567.9)	(1,537.0)	(48,909.5)
	1,677.5	1,411.4	4.5	3,093.4
Net position	(56.6)	221.4	(4.5)	160.3

41. Financial risk management (continued)

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Assets are presented at bid prices, whereas offer prices are used for liabilities. The accounting policy note sets out the key principles for estimating the fair values of financial instruments. This note provides some additional information in respect of financial instruments carried at amortised cost. Similar additional information in respect of instruments carried at fair value is included in the respective note for the instrument.

	Carrying value		Fair value	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Financial assets				
Cash and balances with central banks	**190.2**	956.0	**190.2**	956.0
Loans and advances to banks	**1,292.5**	5,621.3	**1,292.5**	5,621.3
Loans and advances to customers	**98,834.6**	86,796.1	**95,831.5**	85,094.7
Financial liabilities				
Loans from central bank	**28,473.0**	-	**28,473.0**	-
Deposits by banks	**744.2**	2,136.2	**744.2**	2,136.0
Customer accounts	**11,562.8**	26,867.6	**11,574.3**	26,866.2
Debt securities in issue	**61,641.3**	64,294.3	**58,306.0**	64,294.3
Subordinated liabilities	**1,161.8**	762.4	**803.2**	861.3
Tier one notes	**207.6**	209.4	**130.3**	229.6

Valuation methods for calculations of fair values in this table are set out below:

Cash and balances with central banks

Fair value approximates to carrying value because they have minimal credit losses and are either short term in nature or re-price frequently.

Loans and advances to banks

Fair value was estimated by using discounted cash flows applying either market rates where practicable or rates offered by other financial institutions for loans with similar characteristics. The fair value of floating rate placements, fixed rate placements with less than six months to maturity and overnight deposits is their carrying amount.

Loans and advances to customers

The Group provides loans of varying rates and maturities to customers. The fair value of loans with variable interest rates is considered to approximate to carrying value. For loans with fixed interest rates, fair value was estimated by discounting cash flows using market rates or rates normally offered by the Group. The increase in interest rates since the majority of these loans were originated means that their fair value is below their carrying value. However, as the Group's policy is to hedge fixed rate loans in respect of interest rate risk (see pages 69 and 70), this does not indicate that the Group has an exposure to this difference in value. The carrying value of unsecured investment loans approximates the fair value due to the impairment of these assets in the year (see note 10) to the value of the future expected cash flows.

Loans from central bank, deposits by banks and customer accounts

Fair values of deposit liabilities repayable on demand or with variable interest rates are considered to approximate to carrying value. The fair value of fixed interest deposits with less than six months to maturity is their carrying amount. The fair value of all other deposit liabilities was estimated using discounted cash flows, applying either market rates or rates currently offered by the Group for deposits of similar remaining maturities.

Debt securities in issue, subordinated liabilities and tier one notes

Fair values are based on quoted prices where available, or by using discounted cash flows, applying market rates.

iv) Operational risk

Operational risk is the risk of opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone because of the lack of operational ability to process business.

The key issues covered by operational risk monitoring are systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting, new activities and legal and compliance.

To minimise operational risk, the Group has implemented an overall Risk Policy and an Operational Risk Policy. The Management Board and senior line managers are primarily responsible for ensuring effective operational risk management exists within their business areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Responsibility and authority to mitigate these risks is delegated to the relevant line management.

The funding problems suffered by the Group resulting from global credit issues necessitated an approach to the Bank of England for a loan facility. This was followed by significant withdrawals by customers of their deposits and extensive media coverage of the situation. The Directors believe that although reputational damage was suffered as a consequence of these events it is not irreversible. Action has already been taken and will continue through 2008 to restore the reputation and brand of Northern Rock as a safe and secure home for retail deposits. Evidence of the success of this strategy has already been seen with the increase in retail deposits since December 2007.

B) Capital Management

The Group manages its capital resources to meet the regulatory requirements established by its regulator, the FSA. Capital adequacy is monitored on an ongoing basis by the Group's Management Board and Board, based on the regulations established by the FSA. The required capital information is filed with the FSA on a quarterly basis.

Northern Rock filed its quarterly regulatory capital return for 31 March 2007 on 19 April 2007. At that date, Northern Rock's regulatory capital was below the capital requirement imposed by the FSA by £85.5m, 0.2% below the Group's required capital holding. Prior to 31 March 2007, Northern Rock had informed the FSA of its intention to issue Upper Tier 2 subordinated debt in the second quarter of 2007. On 25 June 2007 Northern Rock issued $650m (£328m equivalent) of Upper Tier 2 subordinated debt. On 29 June 2007, Northern Rock received notification of approval by the FSA of its Basle II waiver application. Regulatory capital requirements have been determined under Basle II with effect from that date.

The Group has adopted the Retail Internal Ratings Based (IRB) approach for residential and personal unsecured loans, the Foundation IRB approach for treasury portfolios and the Standardised approach for commercial loans and operational risk.

41. Financial risk management (continued)

The Group's securitised assets are "off balance sheet" for regulatory capital purposes, however deductions from both Tier 1 and Tier 2 capital are made for the first loss piece retained by Northern Rock. Deductions are also equally made from Tier 1 and Tier 2 capital in respect of the excess of expected losses over provisions, whereas under Basle I Tier 2 capital benefited from the add back of collective provisions.

The following table is presented in accordance with Basle II requirements and is derived from the regulatory balance sheet which differs in a number of respects from the statutory balance sheet.

	2007	2006
Core Tier 1		
Ordinary share capital	**123.9**	123.9
Share premium on ordinary share capital	**6.8**	6.8
Capital redemption reserve	**7.3**	7.3
Retained earnings	**1,187.8**	1,573.8
Pension scheme	**(9.4)**	(11.3)
Total Core Tier 1 capital	**1,316.4**	1,700.5
Perpetual Non-Cumulative Preference Share		
Preference share capital	**0.1**	0.1
Share premium on preference share capital	**399.9**	399.9
Tier one notes	**207.7**	209.6
Total Perpetual Non-Cumulative Preference Shares	**607.7**	609.6
Innovative Tier 1		
Reserve capital instruments	**300.0**	300.0
Total Innovative Tier 1 capital	**300.0**	300.0
Regulatory deductions from Tier 1	**(625.8)**	(611.3)
Tier 1 capital after deductions	**1,598.3**	1,998.8
Upper Tier 2		
Perpetual subordinated debt	**1,028.8**	679.5
Collectively assessed impairment allowance	**0.4**	8.9
Total Upper Tier 2 capital	**1,029.2**	688.4
Lower Tier 2		
Term subordinated debt	**811.9**	766.6
Total Tier 2 capital	**1,841.1**	1,455.0
Regulatory deductions from Tier 2	**(445.8)**	(471.3)
Tier 2 capital after deductions	**1,395.3**	983.7
Deductions from totals of Tier 1 and Tier 2		
Investments in subsidiary undertakings	**(5.1)**	(5.1)
Total capital resources	**2,988.5**	2,977.4
Risk weighted assets	**20,768.0**	17,046.5
Tier 1 ratio	**7.7%**	11.7%
Total capital	**14.4%**	17.5%

42. Collateral pledged and received

Northern Rock enters into securitisation transactions whereby portfolios of residential mortgage loans are sold or assigned to special purpose vehicles funded through the issue of mortgage backed securities. Holders of these securities are only entitled to receive payments of interest and principal from the securitisation companies and have no other form of recourse. At 31 December 2007, £49,326.1m of residential mortgage loans (2006 £47,197.6m) and £232.4m of cash (2006 £367.7m) were so assigned. At 31 December 2006, £534.5m of commercial mortgage loans were also assigned under securitisation transactions. This is detailed further in note 22.

Northern Rock also operates a covered bond programme, under which securities are issued to investors, secured on a ring-fenced pool of residential mortgage loans. At 31 December 2007, £10,389.6m of residential mortgage loans (2006 £7,283.1m) had been pledged as security for covered bonds. This is detailed further in note 23.

Cash collateral is given and received as part of normal derivative operations. At 31 December 2007, £391.7m (2006 £396.4m) had been received and £482.5m (2006 £364.9m) had been pledged as cash collateral.

Northern Rock enters into sale and repurchase transactions, which are accounted for as secured borrowings or collateralised loans. At the year end all outstanding transactions were with the Bank of England (see note 28). The carrying value of assets pledged as collateral under such transactions at 31 December 2007 was £6,869.1m (2006 £nil) and the amounts of collateral received was £nil (2006 nil). These transactions are entered into on terms that are usual and customary to repo transactions, standard lending, and securities borrowing and lending activity.

43. Related party transactions

A number of banking transactions are entered into with related parties as part of normal banking business. These include loans and deposits to Directors and key management personnel. The volumes of such related party transactions, outstanding balances at the year end and related income and expense for the year are set out below.

	2007	2006
	£m	£m
Loans		
Loans outstanding at 1 January	**8.7**	5.4
Net amounts (repaid)/advanced	**(2.1)**	3.3
Loans outstanding at 31 December	**6.6**	8.7
Interest income paid	**0.4**	0.3
Deposits		
Deposits outstanding at 1 January	**4.4**	1.8
Net amounts (repaid)/deposited	**(1.7)**	2.6
Deposits outstanding at 31 December	**2.7**	4.4
Interest income earned	**0.2**	0.2

Remuneration

	2007	2006
	£m	£m
Salaries and other short term benefits	**6.5**	10.6
Post-employment benefits	**1.0**	0.7
Share-based payments	**(6.6)**	7.8
	0.9	19.1

The credit in respect of share based payments in 2007 arises from the re-measurement of compensation expense of various employee share schemes due to non-market conditions not being met as referred to in note 8.

The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2007 amounted to £14.8m (2006 £31.4m). At 31 December 2007 the commitment in respect of amounts not yet paid was nil (2006 £16.7m). The covenant to The Northern Rock Foundation is calculated based on 5% of the Group's profit before tax for each half year period ending on 30 June and 31 December each year. The total of £14.8m for 2007 represents the payment in respect of the six month period ended 30 June 2007. No payment is due in respect of the six months ended 31 December 2007. Following the transfer of the entire share capital of Northern Rock to the Treasury Solicitor, which included the conversion of the Foundation Shares to Ordinary Shares, the covenant to The Northern Rock Foundation was cancelled and replaced by a commitment to pay to the Foundation at least £15m per annum in each of 2008, 2009 and 2010.

The Company owns Northern Rock (Guernsey) Limited, which operates as a retail deposit taker. The net funding repaid by the Company to Northern Rock (Guernsey) Limited during the year amounted to £1,594.7m (2006 £141.1m borrowed from Northern Rock (Guernsey) Limited).

During the year the Company received nil (2006 £0.2m) from Northern Rock Mortgage Indemnity Company Limited in settlement of mortgage indemnity insurance claims.

During the year the Company borrowed a net £6,379.9m (2006 net £10,691.2m) from its securitisation SPEs (see note 22), being the net proceeds from securitisation transactions in the year.

On 7 November 2007 the Guernsey Financial Services Commission altered the terms of the licence granted to Northern Rock Mortgage Indemnity Company Limited to prevent it from repatriating funds to Northern Rock plc or any other Group company without its prior written approval.

44. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Cash and balances with central banks	**121.9**	876.3	**121.9**	876.3
Loans and advances to banks	**1,278.5**	5,247.3	**1,032.1**	4,832.8
Investment securities	**35.5**	194.1	**-**	194.1
	1,435.9	6,317.7	**1,154.0**	5,903.2

45. Events after the balance sheet date

On 10 January 2008, the Company sold its Lifetime mortgage portfolio to JP Morgan at a premium of 2.25% to the balance sheet value. Proceeds of the sale amounted to approximately £2.2bn and were used to reduce the level of the Bank of England facility.

On 22 February 2008 the entire share capital of the Company was transferred to the Treasury Solicitor in accordance with The Northern Rock plc Transfer Order 2008 taking Northern Rock into a period of temporary public ownership. Details of the impact of temporary public ownership are given throughout the Annual Report and Accounts as it affects the Company's operations and financial disclosures.

On 29 March 2008 the Bank of England and HM Treasury agreed to extend the existing on demand loan facilities as set out in note 28 above to 30 April 2008.

On 29 March 2008 the Bank of England and HM Treasury confirmed that they intend to make arrangements to provide an additional committed secured revolving loan reserve facility to the Company in addition to the existing facilities as set out in note 28 above.

46. Ultimate controlling party

As a result of The Northern Rock plc Transfer Order 2008, which transferred all shares in the Company to the Treasury Solicitor as nominee for HM Treasury on 22 February 2008, the Company considers Her Majesty's Government to be the ultimate controlling party from that date.



[IBC BLANK]

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

AND

DOCUMENTATION FILED WITH COMPANIES HOUSE

2008

(JANUARY TO MARCH)

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2008

(JANUARY TO MARCH)

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS
2008
(JANUARY TO MARCH)

	Regulatory Announcement	Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding		ASAP but no later than the close of the business day following receipt of information by Northern Rock	DTR 3.1.4
2.	Holding(s) in Company	13 February 2008 10 January 2008	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7 and DTR 5.1
3.	Notice of Meetings, Circulars and Ancillary Documents	16 January 2008 15 January 2008	ASAP once issued	LR 9.6.1, 2 and 3
4.	Annual Report & Accounts	31 March 2008	ASAP and within 4 months of end of financial period to which they relate	DTR 4.1
5.	Preliminary Results		ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7 A.1
6.	Interim Results		ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements		ASAP	DTR 2.2
	Future Direction	18 March 2008		
	Temporary Public Ownership	22 February 2008		
	Strategic Review Update	18 February 2008		
	Strategic Review Update	4 February 2008		
	Statement re HMT Announcement	21 January 2008		
	Sale of Lifetime Mortgages	11 January 2008		
8.	Notification of Resolutions post Meeting		ASAP after Meeting	LR 9.6.18

9.	**Miscellaneous**			
	Directorate Change	4 February 2008 25 January 2008 18 January 2008	ASAP and in any event by the end of the business day following the decision or receipt of notice about the change by the Company	LR 9.6.11
	H M Treasury Statement re Northern Rock	22 February 2008 20 February 2008 18 February 2008 21 January 2008		
	Official List Suspension – Northern Rock	18 February 2008		
	Memorandum of Association	14 March 2008		
10.	Issue of Debt		ASAP	LR 9.6.4
11.	Notice of Early Redemption		ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update		20 working days after the publication of the annual financial statements	PR 5.2
13.	Notification of Stabilisation		Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms		As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular		As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular		N/A	N/A
17.	Voting Rights and Share Capital			Transparency Directive 5.6.1
18.	Tender Offer		N/A	N/A
19.	Notice to Noteholders	25 March 2008 22 February 2008	30 days prior to coupon payment	USMTN Programme Documentation
		6 February 2008 16 January 2008	37 days prior to coupon payment	EMTN Programme Documentation

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Regulatory Announcement

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:09 13-Feb-08
Number	9216N

RNS Number:9216N
Northern Rock PLC
13 February 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: NORTHERN ROCK PLC

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached NO

An event changing the breakdown of voting rights NO

Other (please specify):_______________

3. Full name of person(s) subject to notification obligation: SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 12th February to be fully settled 15th February 2008

6. Date on which issuer notified: 13th February 2008

7. Threshold(s) that is/are crossed or reached: Exceeding further 1% threshold since la filing, as specified under Financial Services and Markets Act 2000 : Disclosure and Transparency Rules (DTRs

8: Notified Details

A: Voting rights attached to shares

Class/ type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transact		
ORDINARY	Number of shares	Number of voting rights	Number of shares	Number of voting rights	Percentage o voting right
	45,459,272	10.79%	48,452,655		
				48,452,655 Indirect Direct	11.50% Indi Direct

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
48,452,655	11.50%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name: Iain Colquhoun
15. Contact telephone name: 00377 97 97 7944

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:47 10-Jan-08
Number	4850L

RNS Number:4850L
Northern Rock PLC
10 January 2008

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	NORTHERN ROCK PLC

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):_____________	

3. Full name of person(s) subject to notification obligation:	SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	9th January 2008 to be fully settled 14 January 2008
6. Date on which issuer notified:	10th January 2008
7. Threshold(s) that is/are crossed or reached:	Exceeding further 1% threshold since la filing, as specified under Financial Services and Markets Act 2000 : Disclosure and Transparency Rules (DTRs

8: Notified Details

A: Voting rights attached to shares

Class/ type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction		
ORDINARY					
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	Percentage of voting rights
	43,193,272	10.25%	43,193,272	43,193,272 Indirect Direct	10.25% Indire Direct

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
43,193,272	10.25%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Iain Colquhoun

15. Contact telephone name: 00377 97 97 7944

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS

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Company	Northern Rock PLC
TIDM	NRK
Headline	EGM Statement
Released	16:14 16-Jan-08
Number	9333L

RNS Number:9333L
Northern Rock PLC
16 January 2008

NORTHERN ROCK PLC

EXTRAORDINARY GENERAL MEETING OF NORTHERN ROCK PLC

The Extraordinary General Meeting (the Meeting) of Northern Rock plc (the Company) was held on 15 January 2008.

Two copies of all resolutions passed at the Meeting were forwarded to the UK Listing Authority on 16 January 2008 making them available to the public for inspection at the Document Viewing Facility.

Details of the votes cast in respect of all resolutions are available on the Company's website, www.northernrock.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	NRK
Headline	EGM Statement
Released	15:24 15-Jan-08
Number	8323L

RNS Number:8323L
Northern Rock PLC
15 January 2008

Northern Rock plc

Results of Extraordinary General Meeting

Northern Rock plc ("Northern Rock" or "the Company") announces that the results of the votes on each of the resolutions at the Extraordinary General Meeting held earlier today were as follows:

	FOR		AGAINST	
Resolution 1 (ordinary resolution requiring 50% majority)	103,396,174	65.91%	53,488,864	34.09%
Resolution 2 (special resolution requiring 75% majority)	104,277,207	66.10%	53,483,790	33.90%
Resolution 3 (special resolution requiring 75% majority)	103,492,295	65.96%	53,405,405	34.04%
Resolution 4 (special resolution requiring 75% majority)	103,569,332	66.01%	53,332,865	33.99%
Resolution 5 (ordinary resolution requiring 50% majority)	110,814,923	91.86%	9,823,196	8.14%
Resolution 6 (ordinary resolution requiring 50% majority)	112,862,718	93.62%	7,685,388	6.38%
Resolution 7 (ordinary resolution requiring 50% majority)	112,752,482	93.54%	7,788,325	6.46%
Resolution 8 (ordinary resolution requiring 50% majority)	112,853,875	93.63%	7,671,480	6.37%
Resolution 9 (ordinary resolution requiring 50% majority)	117,416,331	93.46%	8,220,979	6.54%

Therefore, resolutions 1, 5, 6, 7, 8 and 9 were carried and resolutions 2, 3, and 4 were not carried.

This means that all the Directors proposed for re-election have been elected. Of the resolutions proposed by SRM and RAB Capital, all were defeated with the exception of resolution 1. The effect of this is that the Board cannot allot shares with a nominal value above £5 million without the approval of shareholders in a general meeting.

The Board of Northern Rock believes that, on the basis that the third party proposals as currently formulated require shareholder approval in any event, this will not prove to be an additional material restriction on the Board's ability to pursue the strategic review. The Board will continue to work tirelessly, through its strategic review, to find a solution to the current difficulties that is in the best interests of all its stakeholders, including its shareholders. As previously announced, it is intended that the strategic review will be completed by February 2008.

Commenting on the outcome of the Extraordinary General Meeting, Bryan Sanderson, the Chairman of Northern Rock said: "Whilst we are pleased that all but one of the resolutions proposed by SRM and RAB Capital were not carried, we recognise that a material number of shareholders did vote in favour of these resolutions. Shareholders should be assured that the Board of the Company will continue to work towards securing the best possible outcome for shareholders and other stakeholders in the Company."

NOTES TO EDITORS

Number of shares for which proxy appointments validly received: 81,413,468

RESOLUTION	VOTES WITHHELD
Resolution 1 (ordinary resolution requiring 50% majority)	8,336,655
Resolution 2 (special resolution requiring 75% majority)	7,464,143
Resolution 3 (special resolution requiring 75% majority)	8,332,714
Resolution 4 (special resolution requiring 75% majority)	8,325,770
Resolution 5 (ordinary resolution requiring 50% majority)	3,099,487
Resolution 6 (ordinary resolution requiring 50% majority)	3,188,333
Resolution 7 (ordinary resolution requiring 50% majority)	3,195,291
Resolution 8 (ordinary resolution requiring 50% majority)	3,208,253
Resolution 9 (ordinary resolution requiring 50% majority)	3,174,962

For information, the effect of resolution 1 is as follows:

Resolution 1

* replaces the existing authority of the Board to allot shares with a new, substantially lower authority which would only authorise the board to issue shares having an aggregate nominal value of up to £5,000,000.

The effect of resolutions 2, 3 and 4 would have been as follows:

Resolution 2

* replaces the existing authority of the Board to issue shares for cash without first offering them on a pre-emptive basis to all existing shareholders with an authority of a reduced amount of up to £5,000,000.

Resolution 3

* amends the articles of association of the Company to prevent the Board from exercising any power or influence or taking any action on behalf of the Company relating to any proposal for a member of the Group to enter into any agreement or arrangement:

(i) to dispose of any interest in any assets, whether in one transaction or a series of transactions, in any 12 month period, where the value of the assets in question (by reference to the latest audited consolidated accounts of the Group or where those are not available, accounts as described in Resolution 3) comprise 5% or more of the total value of all assets, both fixed and current, of the Group (again, by reference to such accounts described in Resolution 3), unless approval is first obtained from shareholders of the Company in general meeting; or

(ii) to acquire any interest in any assets, whether in one transaction or a series of transactions, in any 12 month period, where the value of the assets in question (again by reference to such accounts as described in Resolution 3) comprise 20% or more of the total value of all assets, both fixed and current, of the Group (again by reference to such accounts as described in Resolution 3), unless approval is first obtained from shareholders of the Company in general meeting. The terms of this resolution would prevent the Board from exercising any power or influence or taking any action to permit other members of the Group from carrying out actions which would frustrate the intention of the restrictions set out above; Certain financing activities are excluded from the restrictions to be imposed by Resolution 3;

* renumbers the existing article 106 of the Company's articles of association as article 106A.

Resolution 4

* requires the Company to take action to prevent other members of the Group from disposing of, transferring or issuing shares and/or other securities or otherwise altering their share capital structure.

Resolutions 5-9:

* the re-appointment of the Directors.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

John Watson
Corporate Communications
0191 279 5295

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	85HX
Headline	Annual Report and Accounts
Released	09:34 31-Mar-08
Number	1313R

RNS Number:1313R
Northern Rock PLC
31 March 2008

FULL YEAR RESULTS FOR 2007 and FURTHER DETAILS OF ITS PROPOSED BUSINESS PLAN

Outline of 2007 Results

Northern Rock plc (the "Company") today issued its Annual Report and Accounts for the year ended 31 December 2007. The 2007 results reflect the impact of deteriorating market conditions and the effects of significant liquidity and funding constraints on the Company.

Operating Performance

- Total gross lending for 2007 of £32.3 billion (2006 - £33.0 billion) with total net lending of £12.2 billion (2006 - £16.6 billion)
- Performance reflects a significant slowdown in lending during H2 2007, in response to funding constraints
- Credit quality reflects deteriorating market conditions with 0.57% of mortgage accounts 3 months or more in arrears (30 June 2007 0.47%) - compared to the CML industry average of 1.10%

Funding

- Tightening of longer term liquidity and closure of securitisation and medium term financing markets led to the need to arrange a liquidity support facility from the Bank of England in the second half of 2007
- The Bank of England loan facilities to Northern Rock as at 31 December 2007 stood at £26.9 billion and have since fallen to around £24 billion
- Full year net outflow of retail funds of £12.2 billion reflects significant withdrawals by retail depositors during the second half of 2007
- Level of retail deposits since stabilised and showing signs of improvement in 2008

Costs

- Total operating expenses of £276.1 million (2006 - £277.5 million)
- Non-recurring expenses of £127.2 million incurred during H2 2007, representing costs incurred as a result of the strategic review process and impairment charges mainly on properties

Profitability

- Statutory loss before tax of £167.6 million (2006 - £626.7 million profit) due to exceptional costs related to the Company's strategic review and impairments to treasury and other assets reflecting the global financial market conditions, and increased impairment provisions on mortgages and unsecured loans reflecting deteriorating market conditions and an increase in default rates
- Underlying profit before tax, excluding treasury impairments and non-recurring costs, of £421.9 million (2006 - £587.2 million)

Outlook

- In 2008 the business is expected to be significantly loss-making, contributed to by the anticipated one-off restructuring costs, higher funding costs and a deteriorating credit environment
- The provisional business plan anticipates an improvement in profit before tax to breakeven in 2011, followed by progressive profit improvement thereafter

The 2007 Annual Report and Accounts for Northern Rock plc are available on the Company's website at www.northernrock.co.uk.

Further Details of Proposed Business Plan

Following the announcement on 18 March 2008, outlining the Company's intentions for the future direction of the business, Northern Rock also announces today further detail of the provisional business plan which has today been approved by HM Treasury, subject to State aid approval.

The business plan will pursue four strategic priorities in order to meet the Tripartite Authorities' objectives; these are outlined below. Those aspects of the plan that deal with staffing issues will be subject to consultation with Unite and other employee representatives.

Repay the facilities provided by the Bank of England by:

- Contracting to a smaller and more sustainable business reducing the balance sheet from around £107 billion in 2007 to approximately £50 billion by the end of 2011

- Accelerating mortgage redemptions, with a target redemption level of about 60% after end of customer product period

- Discontinuing unsecured lending and it is proposed to also discontinue commercial lending (in addition to the closure of the Danish retail savings branch)

Align the organisation and operations of Northern Rock by:

- Strengthening of executive management team and appointment of new non-executive directors

- Reducing underlying operating costs by about 20%

- Proposing to reduce staff levels by about one third over the next three years based on projected business volumes with the majority of this reduction expected to occur in the first year

- Introducing a staff incentive scheme linked to achievement of the Tripartite Authorities' objectives under Temporary Public Ownership

Build a stand-alone funding and capital position by:

- Repaying the Bank of England debt by the end of 2010

- Completing release of HM Treasury guarantee arrangements by the end of 2011

- Establishing a funding strategy with retail deposits representing approximately 50% of total funding by 2012

- Achieving a long-term credit rating of at least A- on a standalone basis

Strengthen the risk and control environment by:

- Concluding the review that is presently underway aimed at strengthening of risk management and controls, and starting the implementation of the review's findings during June/July 2008

Competitive Framework

The Company recognises the responsibilities it has during the State aid period and the need to avoid competitive distortions in the markets in which it operates. With this in mind, Northern Rock has committed itself to a "Competitive Framework", which is subject to European Commission approval, to provide stakeholders and market participants with confidence that it will not use its support from HM Treasury to compete on an unfair basis during this period.

The principles of the Framework provide that, while in receipt of State aid, Northern Rock:

- Does not promote the Bank's offering on the basis of Government guarantee arrangements
- Does not sustain prolonged presence as market leader in the marketplace or in any product category
- Maintains market shares at well below historic levels
- Seeks to achieve greater competitive differentiation through service and innovation
- Treats all customers fairly
- Regularly monitors and reviews adherence to the Framework.

Specific commitments within the Framework include the provisions that Northern Rock will limit its share of retail deposit balances to 1.5% in the UK and 0.8% in Ireland, and its share of gross new mortgage origination to no more than 2.5%, and that it will not rank in the top 3 in any of the major retail savings products categories during 2008.

Ron Sandler, Executive Chairman, said: "The 2007 results reflect the impact of deteriorating market conditions and the liquidity and funding constraints experienced in the second half of the year by the Company.

"Looking ahead, we have developed a business plan that we believe will help drive the bank back towards profitability, and ensure it has a sustainable future and remains an important employer in the North East.

"In doing so, we have worked hard to strike a sensible balance between our requirement not to use Government support to compete unfairly, and our commitment to meet Government's objectives by creating a business that is sufficiently secure financially for taxpayer support to be progressively withdrawn. To this end, we have today launched a Competitive Framework comprising a set of principles and specific restraints that will be carefully monitored. Without distorting competition, we are determined to create a viable business to be returned to the private sector."

The proposed business plan is available on the Company's website at www.northernrock.co.uk.

Press Contacts:

Northern Rock

Brian Giles

0191 279 4676

John C Watson

0191 279 5295

Ron Stout

0191 279 4921

Simon Hall

0191 279 6090

FD

Geoffrey Pelham-Lane

Ed Gascoigne-Pees

020 7269 7132

Notes:

The 2007 Annual Report and Accounts for Northern Rock plc are available on the Company's website at www.northernrock.co.uk. Copies have also been submitted to the UK Listing Authority's document viewing facility.

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Company	Northern Rock PLC
TIDM	85HX
Headline	FUTURE DIRECTION
Released	10:17 18-Mar-08
Number	3375Q

RNS Number:3375Q
Northern Rock PLC
18 March 2008

NORTHERN ROCK OUTLINES INTENTIONS FOR FUTURE DIRECTION OF THE BUSINESS

- Smaller, more focussed, financially viable mortgage and savings bank
- Staffing levels reduced by around a third by 2011
- Asset base reduced by around a half
- All forms of public support progressively phased out over the next three to four years

The Board of Northern Rock is today setting out its intentions for the future direction of the business during the period of temporary public ownership. These are being worked up into a full business plan, which will be submitted to HM Treasury (HMT) for approval by the end of the month. The Government has today confirmed that it has sent the European Commission the necessary formal notification of its intention to continue to provide the existing restructuring aid to Northern Rock to support this process.

The Board of Northern Rock will be submitting to HMT a plan which will set out the basis for the removal of Government support through the creation of a smaller, more focussed, financially viable mortgage and savings bank which will be returned to the private sector.

The proposed plan will be designed to deliver the Government's previously stated objectives to protect UK taxpayers, promote financial stability and protect depositors, and will be based around four strategic priorities:

- Contracting to a smaller, sustainable business through a reduction in the asset base of around a half by 2011, whilst maintaining a modest level of new loan origination.
- Progressive repayment of the Bank of England loan and release of the Government guarantees over the next three to four years, while increasing the level of retail deposits to form a larger share of total funding.

• Restructuring the organisation and its operations so that these are aligned to the business objectives. The initial assessment is that this will involve staffing levels falling by around a third by 2011, though the final figure will depend on the business plan ultimately adopted, and the evolution o the business in the light of market and economic developments.

• Strengthening risk management in key business areas.

Ron Sandler, Executive Chairman, said: "I am pleased that we are making good progress in developing our provisional business plan. This will be a robust plan to create a smaller mortgage and savings bank that will be tightly focused and financially viable.

"It will be a demanding plan, and one that will carry a number of financial and operational risks. Market conditions remain uncertain and a protracted downturn in the housing market would clearly present challenges to its achievement. But we are testing it carefully across a range of scenarios and are confident that we can produce a plan that will be delivered."

"As regards the organisational restructuring, we will work sensitively with our staff and UNITE to minimize the extent and impact of job losses. We are already closely engaged with local agencies, including One NorthEast, to ensure that affected staff are offered as much support as possible. I am determined that Northern Rock will remain a major employer in the North East with sufficient financial strength and stability to allow it to return, in due course, to the private sector."

Press Contacts:

Northern Rock

Brian Giles
0191 279 4676

John C Watson
0191 279 5295

Ron Stout
0191 279 4921

FD

Geoffrey Pelham-Lane
Ed Gascoigne-Pees
020 7269 7132

NORTHERN ROCK: FUTURE DIRECTIONS

CORE OBJECTIVES

The plan to be submitted to HM Treasury will set out the basis for the removal of Government support through the creation of a smaller, more focussed, financially viable mortgage and savings bank which will be returned to the private sector. It will be based around four strategic priorities:

- Contracting to a smaller, sustainable business through a reduction of around half in the asset base by 2011, whilst maintaining a modest level of new loan origination.

- Progressive repayment of the Bank of England loan and release of the Government guarantees over the next three to four years, while increasing the level of retail deposits to form a larger share of total funding.

- Restructuring the organisation and its operations so that these are aligned to the business objectives. Our initial assessment is that this will involve staffing levels falling by around a third by 2011, though the final figure will depend on the business plan ultimately adopted, and the evolution o the business in the light of market and economic developments.

- Strengthening risk management in key business areas.

The plan will be designed to prepare the bank for a return to private ownership, although clearly the achievement of this objective and the timing will be subject to a number of financial, operational and market risks.

COMMERCIAL STRATEGY

The bank will continue to operate as a retail bank but more narrowly focused on prime mortgages and retail savings in the UK. The Northern Rock brand will be retained.

Retail savings

- The level of retail deposits will increase to form a larger share of total funding.
- The current size of the domestic branch network will be maintained to support retail deposit growth.
- Market share of UK deposits will be increased slowly, although this will remain below historic levels throughout the plan period.

Mortgages

- Mortgage origination will be focused on prime residential mortgages, to maintain credit quality and maximise capital efficiency.
- The business will originate sufficient mortgages to replenish the Granite pool as required and operations will be managed with the intention of continuing the Granite programme.
- An active redemption programme will be established to downsize the balance sheet and repay Government loans, while protecting the quality of the mortgage book.
- The business will preserve a much smaller presence within the intermediary mortgage market, concentrating on its most important partners, as well as writing mortgages through direct channels.
- Market share of mortgage origination will reduce significantly below the level achieved in 2007.

Overseas

- The Danish savings operation will be closed to new customers and deposits repaid to customers in 2008, as part of our business restructuring
- Savings operations in Ireland and Guernsey will be maintained, keeping the benefit of some diversification in the funding base.

Unsecured Lending

- The bank will withdraw from new on balance sheet unsecured lending.

Competition

- The bank will ensure that it will not use its Government support to compete on an unfair basis.

Financing

- The bank will seek opportunities for further limited asset sales.
- It will make a staged and cautious return to the wholesale financing market.

RISKS AND CONTROLS

A fundamental review of risk management and controls throughout the bank has been initiated. This is covering specific business risk areas (such as credit, liquidity, operational and market) as well as overall strategic risk.

RESTRUCTURING

Reducing the size of the business is necessary to ensure that Northern Rock has a sustainable future beyond temporary public ownership:

Staff levels

- Our initial assessment is that it will be necessary to reduce staffing levels by around a third by 2011, with the majority of the reduction likely to occur in the first year.
- The final figure will depend on the business plan ultimately adopted, and the evolution of the business in the light of market and economic developments.
- The bank is committed to doing all it can to communicate openly with staff and provide the best possible support through the changes ahead.
- The bank will work closely with UNITE and other employee representatives to reduce staff numbers in a fair and considered manner.
- Outplacement services will be provided to help affected staff find alternative employment in the region, working closely with local agencies including One NorthEast.
- The bank will also explore opportunities to provide third-party core administrative and processing services, to minimise the scale of reduction.

Incentives

Recognising the scale of the challenges, an organisation-wide incentive scheme will be introduced for all staff, linked to achievement of the business objectives. Incentive payments will be geared to repayment of the Government loans, the release of the Government guarantees and a successful return to the private sector.

COMMITMENT TO THE NORTH EAST

Northern Rock will remain a significant employer in the North East and contributor to the communities in which it operates.

- It will maintain its presence in both Newcastle and Sunderland.
- Working closely with One NorthEast, it will continue to play a part in the development of the region.
- Through The Northern Rock Foundation, it will continue to support disadvantaged communities and individuals in the region.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Northern Rock PLC
TIDM	NRK
Headline	Temporary Public Ownership
Released	17:23 22-Feb-08
Number	6111O

RNS Number:6111O
Northern Rock PLC
22 February 2008

Not for distribution or publication in any country or jurisdiction where it be unlawful to do so.

NORTHERN ROCK

22 FEBRUARY 2008

TEMPORARY PUBLIC OWNERSHIP

Ron Sandler, the new Executive Chairman of Northern Rock, and the other members of the new Board have held their first Board meeting following the Company having entered into a period of temporary ownership earlier today.

Commenting on his new role and challenges Ron said:

"I know these past months have been a turbulent time for everyone at Northern Rock, both for the staff and its loyal customer base. It is therefore of great importance to me and the new Board that as we go forward we create the stability to build a company operating on sound commercial principles that can be returned to the private sector, standing on its own two feet."

On the appointments to the new Board, Ron said:

"This is a combined team of great experience, drawn from both within Northern Rock and outside organisations. As well as ensuring all important continuity, this is a team that will bring new ideas and new ways of working to Northern Rock to the benefit of everyone."

For further details please see below:

Introduction

The Board of Northern Rock notes that the legislation under which all the shares in the Company have been acquired by the Treasury has come into effect and the Company has moved into a period of temporary public ownership. The Government has announced that during this period the Company will operate at arm's length and on a commercial basis. The Government has stated that this legislation allows for the running of the bank and for the eventual transfer back into the private sector as soon as it is right to do so.

Customers

The Company will continue to be open for business as usual for its customers and the Government's guarantee arrangements remain in place. Depositors' money remains safe and secure.

Board and Management

Ron Sandler and Ann Godbehere have today joined the Board as the new Executive Chairman and the new Chief Financial Officer respectively. Mr Sandler and Ms Godbehere will work with the existing management team during this transitional period. In addition Philip Remnant, Tom Scholar and Stephen Hester have today joined the Board as non-executive directors, with Mr Hester filling the role of Deputy Chairman. Bryan Sanderson, Sir Ian Gibson, David Jones and Paul Thompson have each retired from the Board. Mr Jones has agreed to continue as part of the management team. Andy Kuipers will remain on the Board and will continue as Chief Executive. Simon Laffin, John Devaney and Laurie Adams will continue as non-executive directors. Michael Queen will be retiring from the Board but has agreed to stay on as a non-executive director for three months to help provide continuity.

Effect of Transfer Order

Share Transfers

All the shares in the Company have been transferred to the Treasury Solicitor, as nominee of the Treasury, by virtue of the Northern Rock plc Transfer Order 2008 (the Transfer Order), which was made pursuant to the Banking (Special Provisions) Act 2008 and which came into effect at 00.01a.m. on 22 February. The listing of the Company's ordinary and preference shares has now been cancelled by the UK Listing Authority, trading of such shares on the London Stock Exchange has ceased and all shares have been disabled in CREST. All other rights or entitlements to receive or subscribe for shares in the Company have been extinguished by virtue of the Transfer Order.

Changes to Tier 1 Notes

If, during the period of temporary public ownership, the Company would otherwise have been obliged to issue shares under the terms of the £200,000,000 7.053% callable perpetual core tier one notes or to holders of the £300,000,000 8.399% step-up callable perpetual reserve capital instruments (together, the Tier 1 Notes) in order to satisfy entitlements to interest payments, the Transfer Order provides that the Treasury has a right to issue a notice the effect of which is that a right to be paid in cash arises or for there to be an issue of further debt by Northern Rock instead.

The Northern Rock Foundation

The Foundation Shares held by The Northern Rock Foundation have all been converted into and redesignated as ordinary shares and are now owned by the Treasury along with all other shares in the Company. The Deed of Covenant with The Northern Rock Foundation has been terminated, but alternative arrangements will be put in place guaranteeing it a minimum income of £15 million per year in 2008, 2009 and 2010.

Contractual Rights and Obligations

The Transfer Order has the effect of modifying certain instruments, to which the Company and its subsidiaries are party, to negate certain consequences which may otherwise arise as a result of the Transfer Order. For example, no party is entitled to terminate any arrangement, receive an increased or accelerated payment or decrease or defer any payment pursuant to any arrangement or otherwise amend the terms of any arrangement by virtue of, or in connection with, the Transfer Order.

Compensation Arrangements

Shareholders who held shares in the Company immediately before they were transferred by the Transfer Order, persons whose rights to receive or subscribe for shares in the Company were extinguished by the Transfer Order and persons whose contractual rights have been modified as a result of the Transfer Order shall each be entitled to compensation. A draft of the Northern Rock plc Compensation Scheme Order 2008 (the Compensation Order), to be made pursuant to the Banking (Special Provisions) Act 2008, was laid before Parliament today and is available from the Treasury's website at www.hm-treasury.gov.uk. The Compensation Order is expected to come into force shortly.

The determination of such compensation shall be made by an independent valuer appointed by the Treasury. In determining compensation, the valuer must assume that all financial assistance provided by the Bank of England or Treasury has been withdrawn and no such assistance would be provided in the future. The valuer must also assume that the Company is unable to continue as a going concern and is in administration.

Further announcements relating to the Compensation Order will be made by the Treasury in due course.

Employees

There will be no change to the employment terms or conditions of any employees as a result of the Transfer Order.

Listed Debt Securities

The various classes of the Company's listed debt securities have not been acquired under the Transfer Order and their various listings will continue, with the only direct changes to the terms being those set out above in relation to the Tier 1 Notes. The provisions of the Transfer Order relating to contractual rights and obligations summarised above may indirectly affect certain classes of the listed debt securities.

Annual Report and Accounts and Annual General Meeting

As the shares in the Company are now all owned by the Treasury, the Company will not hold an annual general meeting which is open to former shareholders or the general public. In compliance with its obligations as an issuer of listed debt securities and applicable company law, the Company will continue to publish its annual financial report.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

John C Watson
Corporate Communications
0191 279 5295

James Murgatroyd
Finsbury Limited
020 7251 3801

END

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Company	Northern Rock PLC
TIDM	NRK
Headline	Strategic Review Update
Released	10:37 18-Feb-08
Number	1869O

RNS Number:1869O
Northern Rock PLC
18 February 2008

18 FEBRUARY 2008

STRATEGIC REVIEW UPDATE

Northern Rock taken into temporary public ownership

The Board of Northern Rock notes the Government's announcement of its intention to take the Company into temporary public ownership by legislation under which it will acquire all of the shares in the Company, including the preference shares. The Government expects temporary public ownership to become effective within the next few days.

It has been important to have had the time to ensure there were a number of private sector solutions available. The Board hoped that at least one of those options would succeed and is very disappointed that the Government concluded that it was unable to provide funding to support a private sector solution and, in particular, the proposal put forward by the Company, which the Board believed satisfied the interests of all stakeholders.

The Company has been informed that the listing of its ordinary and preference shares has been suspended with immediate effect by the UK Listing Authority and that trading of these shares on the London Stock Exchange has ceased. The Government has said that it will be providing details shortly of the independent valuation process that will be established to assess compensation due to shareholders. The Company understands that the listing and trading of the debt instruments of the Company and its financing vehicles remain unaffected

The Government has also announced that it intends to appoint Ron Sandler as the new Executive Chairman of the Company and Ann Godbehere as the new Chief Financial Officer to work with the existing management team to determine the appropriate business strategy for the Company whilst in temporary public ownership. It is not possible at this stage to give any guidance on the nature of such changes or on the impact of any changes, which may be made to the business, on employees of the Company.

The Government's announcement makes clear that the Company and its new management will be expected to operate at arm's length from the Government with commercial autonomy for its decisions and with the aim of returning the Company to the private sector at the earliest opportunity.

The Government has indicated that the new management of the Company will be asked to identify a viable long-term future for The Northern Rock Foundation and, in the meantime, that the proposals being developed by Mr Sandler envisage the Company paying to the Foundation a minimum of £15 million per year in each of 2008, 2009 and 2010.

The Government has confirmed that the Company will remain fully open for business, working normal hours and operating as usual and that customers will not be affected by this development. It has also confirmed that HM Treasury's guarantee arrangements remain in place and depositors' money continues to be safe and secure. All branches, call centres, and other operations remain open for business to ensure the Company continues to provide a high standard of service to its customers.

City Contacts

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

The Blackstone Group International Limited ("Blackstone"), Citigroup Global Markets Limited ("Citi") and Merrill Lynch International, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Blackstone, Citi or Merrill Lynch International nor for providing advice in relation to the matters referred to in this announcement.

END

Company	Northern Rock PLC
TIDM	NRK
Headline	STRATEGIC UPDATE
Released	17:11 04-Feb-08
Number	2742N

RNS Number:2742N
Northern Rock PLC
04 February 2008

STRATEGIC REVIEW UPDATE

Restructuring Proposal

The Board of Northern Rock plc (the "Company") confirms that, in accordance with the timetable set out in the announcement by the Tripartite Authorities of 21 January 2008 (the "Announcement"), it has submitted a detailed proposal to the Tripartite Authorities for a standalone solution for restructuring the Company (the "Restructuring Proposal"). The Board has requested that the Tripartite Authorities consider, at the same time as they are considering providing funding for proposals from other interested parties, whether they are prepared to provide funding for the Restructuring Proposal on the basis previously announced by them.

Following the Announcement, the Board has been working with interested parties to enable them to further develop their proposals for the Company, as well as continuing to develop the Restructuring Proposal. The Board has provided interested parties with details of its Restructuring Proposal to maintain transparency in the process and to enable such parties to improve their proposals in order to provide a better outcome for the Company's stakeholders.

The Restructuring Proposal would combine a new equity raising of not less than £500 million (which would be conditional upon EU state aid approval), a reduction in the assets held on the Company's balance sheet and a reorganisation of its operations. The Board believes the Restructuring Proposal, once implemented in full, will result in an independent, well-capitalised, low cost and significantly lower risk mortgage and savings bank, with two distinct phases of development:

- Phase 1: business stabilisation, controlled reduction of current loan book, preservation of capital within the balance sheet, strengthening of management team through the appointment of Paul Thompson as CEO, with Andy Kuipers taking the role of Deputy CEO, pay down of the bond funding proposed by HM Treasury to refinance in full the current Bank of England facility and removal of Government support

- Phase 2: modest growth in prime quality lending in line with the Company's ability to raise retail and wholesale funds, scope for dividends and capital returns

There can be no certainty that the Restructuring Proposal will be supported by the Tripartite Authorities or that it will be selected by the Board as the best option for the Company following a further review of other proposals received and discussions with the Tripartite Authorities. In addition, requisite shareholder and third party consents may be required for implementation of the

Restructuring Proposal. These consents include, but are not limited to, the approval by the EU Commission in respect of any state aid involved in the Restructuring Proposal and the associated financing arrangements.

Notes for Editors

Paul Thompson was Group Chief Executive of Britannic Group and then Resolution plc between 2002 and 2007. From 1997 to 2002 he was a Managing Director in the Merrill Lynch Financial Institutions Group where he was an investment banker to UK and overseas Financial Institutions. From 1991 to 1997 he was a Director with BZW in London and Canada. Mr Thompson trained as a Chartered Accountant with Coopers & Lybrand, London.

City Contacts

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

The Blackstone Group International Limited ("Blackstone"), Citigroup Global Markets Limited ("Citi") and Merrill Lynch International, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Blackstone, Citi or Merrill Lynch International nor for providing advice in relation to the matters referred to in this announcement.

END

Regulatory Announcement

Company	Northern Rock PLC
TIDM	NRK
Headline	Stmnt. re HM Treasury Annct.
Released	07:27 21-Jan-08
Number	1601M

RNS Number:1601M
Northern Rock PLC
21 January 2008

NORTHERN ROCK PLC (the "Company")

TRIPARTITE AUTHORITIES ANNOUNCEMENT

The Board of the Company notes the announcement, by the Tripartite Authorities, of the basis on which they will take forward discussions on a possible financing structure for the Company in conjunction with a potential private sector restructuring. The Board welcomes the Tripartite Authorities' confirmation of their preference to reach agreement on a private sector solution for the Company which meets the Tripartite's previously stated objectives to protect taxpayers, consumers and to promote financial stability.

A private sector solution is also the Board's objective as being in the best interests of its shareholders and other stakeholders.

The Board also notes the Tripartite Authorities' reaffirmation that the existing guarantee arrangements for depositors remain in place. Savers' money remains safe and secure in Northern Rock.

The timescales indicated by the Tripartite for the Company to conclude the process remain consistent with the Company's previous guidance for its strategic review process.

The Board will be working closely with the Tripartite Authorities and interested parties (i) to enable interested parties to develop their proposals further, and (ii) to develop the standalone options for the Company, in each case in light of the financing structure outlined in today's announcement by the Tripartite Authorities. This will be undertaken with the objective of enabling the Board to determine at the conclusion of the strategic review process which option it considers is in the best interests of the Company and its stakeholders.

City Contacts

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

The Blackstone Group International Limited ("Blackstone"), Citigroup Global Markets Limited ("Citi") and Merrill Lynch International, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Blackstone, Citi or Merrill Lynch International nor for providing advice in relation to the matters referred to in this announcement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Northern Rock PLC
TIDM	NRK
Headline	Sale of .Lifetime. Mortgages
Released	07:37 11-Jan-08
Number	5724L

RNS Number:5724L
Northern Rock PLC
11 January 2008

NORTHERN ROCK PLC

11 JANUARY 2008

NORTHERN ROCK UPDATE

Sale of "Lifetime" mortgage portfolio

Northern Rock plc (the "Company") announces that it has agreed to sell its portfolio of Lifetime home equity release mortgages (the "Lifetime Portfolio") to JPMorgan.

The Lifetime Portfolio comprises gross assets with a balance sheet value of £2.2 billion, representing approximately 2 per cent of the Company's total assets at 30 June 2007. The Lifetime Portfolio earned net interest income of £34 million during the 12 months to 30 June 2007. However, in view of the Company's current and assumed future funding costs under the facilities with the Bank of England, on which interest is charged at a penal rate, the future net interest income which would have been earned on the Lifetime Portfolio if it had been retained by the Company would have been significantly lower. The price represents a premium of 2.25 per cent, or approximately £50 million, over the balance sheet value of the portfolio. The proceeds from the sale are payable in cash and will be applied by the Company to reduce its current funding from the Bank of England. Completion is expected to occur on 11 January 2008.

As part of the disposal, the Company will continue to service the Lifetime Portfolio on behalf of JPMorgan and continue to originate Lifetime loans to its balance sheet.

The Board considers that this sale of a discrete portfolio of assets is in the best interests of shareholders and is consistent with the scope of the Company's ongoing strategic review. The Board also notes that this disposal would be within the terms of the resolutions to be put to shareholders at the Extraordinary General Meeting (EGM) which has been requisitioned and is to be held on 15 January 2008, if such resolutions were passed.

Chief Executive Andy Kuipers commented:

"This is a relatively small transaction, representing around 2 per cent of

Northern Rock's gross assets, but it is a positive development in the Company's ongoing strategic review. It illustrates the quality of our assets, which has enabled us to achieve a sale at a premium despite continuing difficult financial markets, and will allow the Company to reduce its debt to the Bank of England."

City Contacts	Press Contacts
Richard Moorin Investor Relations 0191 279 4093	Brian Giles Communications Director 0191 279 4676
Simon Hall Investor Relations 0191 279 6090	John C Watson Corporate Communications 0191 279 5295
	Ron Stout Corporate Communications 0191 279 4921
	James Murgatroyd Finsbury Limited 020 7251 3801

Merrill Lynch International, The Blackstone Group International Limited ("Blackstone") and Citigroup Global Markets Limited ("Citi"), which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Merrill Lynch International, Blackstone or Citi nor for providing advice in relation to the matters referred to in this announcement.

Regulatory Announcement

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Company	Northern Rock PLC
TIDM	NRK
Headline	Director Declaration
Released	09:00 04-Feb-08
Number	1861N

RNS Number:1861N
Northern Rock PLC
04 February 2008

NORTHERN ROCK PLC

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14, Northern Rock plc announces that Simon Laffin, Non-Executive Director, was appointed as a Non-Executive Director of Quintain Estates & Development PLC on 1 February 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	11:12 25-Jan-08
Number	5515M

RNS Number:5515M
Northern Rock PLC
25 January 2008

NORTHERN ROCK PLC

Northern Rock plc announces that Paul Andrew Thompson was approved by the FSA under its approved persons regime on 25 January 2008 and accordingly his appointment as a Director of the Company has become effective.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	14:52 18-Jan-08
Number	1117M

RNS Number:1117M
Northern Rock PLC
18 January 2008

NORTHERN ROCK PLC DIRECTORATE CHANGE

Northern Rock plc announces that Paul Thompson has been appointed to the Board as a non-executive director, effective upon him obtaining approval from the FSA under its approved persons regime.

Mr Thompson is a Chartered Accountant who has spent his career in financial services. He joined Britannic Group as Finance Director in 2002, subsequently becoming Group Chief Executive. Following the merger of Britannic and Resolution plc, he was appointed Chief Executive of the enlarged group. He was formerly a Managing Director in the Merrill Lynch Financial Institutions Group following a six-year period as a Director of Corporate Finance with BZW in London and Canada.

Chairman Bryan Sanderson said: "I am delighted to welcome Paul Thompson. Paul will add further skills and experience to the Board of Northern Rock that will be invaluable to our ongoing strategic review."

Notes to Editors:

Biographical information

Paul Thompson was Group Chief Executive of Britannic Group and then Resolution plc between 2002 - 2007. From 1997 to 2003 he was a Managing Director in the Merrill Lynch Financial Institutions Group where he was an investment banker to UK and overseas Financial Institutions. From 1991 to 1997 he was a Director with BZW in London and Canada. Mr Thompson trained as a Chartered Accountant with Coopers & Lybrand, London

No further information is required to be disclosed under Rule 9.6.13 of the Listing Rules.

Press contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Communications
0191 279 4676

Ron Stout
Corporate Communications

James Murgatroyd
Finsbury PR

0191 279 4676 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	H M Treasury
TIDM	
Headline	Statement re Northern Rock
Released	11:30 22-Feb-08
Number	5602O

RNS Number:5602O
H M Treasury
22 February 2008

H M Treasury

22 February 2008

Northern Rock plc

1. The Treasury announces that it has today acquired all the shares in Northern Rock, including its preference shares, and that all share options and other entitlements to shares issued by the company have been extinguished by a Transfer Order made under the Banking (Special Provisions) Act 2008, the Act having now received Royal Assent. The Transfer Order came into force, and the transfers under it were made at, 00:01 on 22 February 2008.

2. The listing of the company's ordinary and preference shares on the Official List of the UK Listing Authority and admission of its shares to trading on the London Stock Exchange have been cancelled. The company's debt securities, which are not transferred, will continue to trade.

3. The company continues to be open for business as usual for its customers and the Government's guarantee arrangements remain in place. Depositors' money remains safe and secure.

4. Temporary public ownership and the de-listing of Northern Rock's shares have no effect on the rights or obligations of lenders, bondholders, swap counterparties, suppliers or other counterparties of Northern Rock, except for modifications principally aimed at ensuring that arrangements continue as before and that the transfer does not trigger additional payments or other obligations in consequence.

5. Ron Sandler and Ann Godbehere have today joined the board of Northern Rock as new Executive Chairman and new Chief Financial Officer respectively.

6. The Banking (Special Provisions) Act 2008 provides for an Order to set up a compensation scheme under which an independent valuer will assess any compensation which may be payable to holders of shares transferred to the Treasury and certain other affected parties. An Order will be laid before Parliament shortly establishing the compensation scheme. The principles for assessing any compensation, set out in the Act and to be supplemented in the Compensation Scheme Order, reflect the principle that the Government should not be required to compensate shareholders for value which is dependent on taxpayers' support.

The company news service from the London Stock Exchange

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Company	H M Treasury
TIDM	
Headline	Statement re Northern Rock
Released	14:18 20-Feb-08
Number	3971O

RNS Number:3971O
H M Treasury
20 February 2008

"At 7.30am on Monday the UK Listing Authority issued a notice stating that, in view of the Government's announcement that it is to take Northern Rock into a period of public ownership, it had suspended the listing of the company's ordinary and preference shares. Accordingly there has been no trading in the shares on the LSE and other organised markets on which the securities were admitted to trading.

"The suspension of the shares from listing and trading on markets does not operate to prevent bilateral off market or OTC trades. However, the Banking (Special Provisions) Bill introduced on Tuesday, and associated compensation order, provide that compensation payable in respect of shares in Northern Rock will be payable to persons who held them immediately before the transfer into public ownership takes effect. It is intended that the necessary order to transfer shares in Northern Rock will come into effect shortly after Royal Assent is granted to the Bill. Accordingly, those persons effecting bilateral off market or OTC trades should be aware that, given normal settlement periods, and depending upon the process for passing the necessary legislation, there is a risk that off market and OTC trades undertaken following the Government's announcement may not be settled at the time that the shares are acquired under the proposed legislation. In this event, the buyer under any such trade will not be a holder at the relevant time and will not be entitled to claim compensation from the Treasury in respect of the relevant shares.

As announced by the Treasury on 21 January 2008, the principles for assessing compensation, which are set out in the draft Bill, reflect the principle that the Government should not be required to compensate shareholders for value which is dependent on taxpayers support and the fact that public sector ownership is an alternative to an administration of Northern Rock.

Persons dealing in shares of Northern Rock, or instruments referenced to such shares do so entirely at their own risk."

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	H M Treasury
TIDM	
Headline	Statement re Northern Rock
Released	07:52 18-Feb-08
Number	1758O

18 February 2008

NORTHERN ROCK PLC

1. The Government has today decided to bring forward legislation that will enable Northern Rock plc to be taken into a period of temporary public ownership. The Government has taken this decision after full consultation with the Bank of England and the Financial Services Authority. The Government's financial adviser, Goldman Sachs, has concluded from a financial point of view that a temporary period of public ownership better meets the Government's objective of protecting taxpayers.

2. Northern Rock will be open for business as usual tomorrow morning and thereafter. Branches will be open; internet and call centre services will operate as normal. All Northern Rock employees remain employed by the company. Depositors' money remains absolutely safe and secure. The Government's guarantee arrangements remain in place and will continue to do so. Borrowers will continue to make their payments in the normal way. The Financial Services Authority have advised that Northern Rock remains solvent.

3. The Government set out its objectives last year that would guide its actions in relation to Northern Rock: the protection of depositors' money; protection of the taxpayer; and maintaining wider financial stability.

4. The Government has consistently and successfully taken action to meet these objectives. Last year the Government agreed to provide support to Northern Rock because, in the prevailing market conditions, there was a serious risk that other parts of the banking system in Britain could have been destabilised. That support was successful and prevented further contagion. The Government was also determined to safeguard depositors' money and took action to put in place arrangements which have been successful in doing so. None of the guarantees have been called and therefore

there has been no cost to the taxpayer.

5. While in September and October uncertainty in the market place made it difficult to attract potential buyers for Northern Rock, in November and December the board of Northern Rock received a number of expressions of interest. The Government decided to test these proposals. However, it became clear that no institution was prepared to make an offer for Northern Rock without some form of public support because of prevailing market conditions.

6. The Government was, therefore, prepared to consider a backstop guarantee arrangement to allow the Board and shareholders to explore a private sector solution, provided the terms and conditions were acceptable and met the principles set out by the Government. In the meantime, the Chancellor made clear that a temporary period of public ownership remained an option, and that any solution would need to represent good value for money for the taxpayer.

7. Two detailed private sector proposals were received: one from the Virgin Consortium and the other, a Northern Rock led restructuring plan. These were considered alongside temporary public ownership.

8. The Government is very grateful to the bidders for their work to establish whether a private sector-led solution on acceptable terms could be found.

9. Both proposals involve a degree of risk for taxpayers and very significant implicit subsidy from the Treasury, involving a payment below the market rate to the Government for continuation of its guarantee arrangements and for the financing the Government would be putting in place.

10. Each proposal has pros and cons. The Virgin proposal would have brought a new brand and management. However, the taxpayer would only have seen any share of the private sector's return if the value of the business to its investors had reached at least £2.7bn.

11. The Board's proposal would have involved a similar level of subsidy. But it had other disadvantages, compared with Virgin, including: it would bring in less new capital, providing less "buffer" protecting the taxpayer from risk; and the business would have been dependent on Government guarantees for new retail deposits for longer.

12. A subsidy on the scale required would not, in the Government's judgement, provide value for money for the taxpayer, in circumstances where the private sector rather than the taxpayer would secure the vast majority of the value created over the period ahead.

This would be a poor reflection of the balance of risk borne by the two sides.

13. By contrast, under public ownership the Government will secure the entire proceeds from the future sale of the business in return for bearing the risks in this period of market uncertainty.

14. The Government has concluded that the private sector alternatives do not meet the test of protecting the taxpayer's interest, when compared with the alternative. Accordingly, and taking all the wider considerations into account, the Government has concluded that the right approach is to take the company into a period of temporary public ownership.

15. It is also the Government's clear assessment that, under the approach the Government is taking, the taxpayer will see its outstanding loans to Northern Rock repaid in full, with interest - and that the business can and will be returned to the private sector as financial markets stabilise.

16. Tomorrow, before the markets open, it is expected that the UK Listing Authority will announce that Northern Rock's shares will be suspended from listing prior to the opening of the London Stock Exchange.

17. The Government will tomorrow also introduce a Bill that will enable the bank to be brought into temporary public ownership. Full details will be provided to Parliament.

18. The legislation will enable the Government to acquire the bank's shares. It will provide for compensation to be determined by an independent valuer. It will allow for the running of the bank and for the eventual transfer back into the private sector as soon as it is right to do so.

19. The Bill gives the Government a general power to acquire the shares in, or assets and liabilities, of institutions. But the Government is clear that this legislation is only being introduced now because there is a need to bring Northern Rock into temporary public ownership.

20. The Bill has deliberately been drafted to ensure that a bank can only be acquired in certain tightly defined circumstances. And that power will only last for twelve months. The Chancellor has previously announced a consultation which will lead to permanent legislation to deal with situations like this in the future.

21. Northern Rock will be managed on arms' length terms, as a commercial entity, by a newly appointed experienced and professional management team.

22. The Government has appointed appointed Ron Sandler CBE, former Chief Operating Officer of NatWest Group and Chief Executive of Lloyd's of London, who will be Executive Chairman of the company immediately upon the legislation coming into force. Mr Sandler will in due course recruit a new Chief Executive, at which point he will become Non-Executive Chairman.

23. Ann Godbehere, former Chief Financial Officer of Swiss Re, will be appointed as Chief Financial Officer of the company for the initial phase of public ownership.

24. Subject to the passing of the Bill, the Treasury intends to make an Order which would transfer all of the shares in Northern Rock to the Treasury Solicitor, as the Treasury's nominee. The Order would also, among other things, extinguish the existing share options; convert the foundation shares to ordinary shares and terminate the existing Foundation deed; make limited technical adjustments to the provisions of certain Tier 1 securities; provide for the rights or obligations of lenders, bondholders, swap counterparties or suppliers which would be triggered by the act of bringing Northern Rock into temporary public ownership not to be triggered; facilitate board changes; deal with the issue of liability of those directors appointed to or continuing on the board of Northern Rock whilst it is in public ownership; modify the application of certain provisions of the Financial Services and Markets Act 2000 to the company; and disapply shadow directorship provisions to specified public sector persons. A separate Order would be made which would set out the detail of a compensation scheme called for under the Bill.

Notes to Editors

1. It is expected that the company's ordinary and preference shares will be suspended from listing tomorrow prior to the opening of the London Stock Exchange. The company's debt securities, which are not being transferred, will continue to trade.

2. The suspension of shares will have no effect on the rights or obligations of lenders, bondholders, swap counterparties or suppliers to Northern Rock, except for modifications principally aimed at ensuring that arrangements continue as before and that no counterparty triggers additional payments in public ownership.

3. The Northern Rock Foundation will be guaranteed a minimum income of £15m per year in 2008, 2009 and 2010. This will be paid directly by Northern Rock, and would be a condition of any sale if it were sold in this time. The new board will be asked to identify a viable long-term future for the foundation.

4. The proposed legislation provides for the assessment by an independent valuer of compensation which may be payable to any holder of shares transferred to HM Treasury. The principles for assessing compensation, set out in the legislation, reflect that Government should not be required to compensate shareholders for value which is dependent on taxpayers' support. A compensation order will be made under the legislation setting out some further details of the arrangements for compensating shareholders and others whose rights may have been affected by the transfer into public ownership. The independent valuer will set their own, more detailed, procedures.

5. The FSA has confirmed that Mr Sandler and Ms Godbehere are suitable persons to direct the business.

6. Ron Sandler, CBE, has over two decades of experience in the financial services industry. He was Chief Executive of Lloyd's of London from 1995-1999. In 1999 he became Chief Operating Officer of NatWest Group up to its takeover by Royal Bank of Scotland. He currently chairs a number of companies. In 2002 he led a Government-sponsored review of the UK Long Term Savings Industry, which led to the creation of a new suite of simplified, lower cost savings and pension products for consumers. He has an MA from Queens' College, Cambridge and an MBA from Stanford University.

7. Ann Godbehere has extensive experience of the financial services sector having moved

to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. In 2003 she was appointed Chief Financial Officer of the Swiss Re Group. Ann has also been an independent non-executive director of Prudential since 2 August 2007.

8. Ron Sandler will receive £90,000 per month and Ann Godbehere will be paid £75,000 per month. These are flat rates. No additional incentives will be discussed until the new board has discussed its business strategy with the Government.

Media enquiries should be addressed to Stephen Field and John Battersby at the Treasury Press Office on 020 7270 5238.

Non-media enquiries should be addressed to the Treasury Correspondence and Enquiry Unit on 020 7270 4558, or by email to public.enquiries@hm-treasury.gov.uk

Customers of Northern Rock wishing to contact the company should call 0845 600 7301 or visit www.northernrock.co.uk

This press release and other Treasury publications and information are available on the Treasury website www.hm-treasury.gov.uk. If you would like Treasury press releases to be sent to you automatically by email you can subscribe to this service from the press release site on the website.

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Regulatory Announcement

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Company	H M Treasury
TIDM	
Headline	Statement re Northern Rock
Released	07:01 21-Jan-08
Number	1596M

RNS Number:1596M
H M Treasury
21 January 2008

NORTHERN ROCK

HM Treasury, on behalf of the Tripartite Authorities, today announces the basis on which the Tripartite Authorities are taking forward discussions with the Board of Northern Rock, and with other interested parties, on the potential for a private sector solution for the entire company, with a view to ensuring that all existing loan facilities provided by the Bank of England are repaid in full, with interest, immediately following closing of any such transaction and any future financial exposure of HM Treasury meets the objectives of the Tripartite Authorities.

This announcement also provides further information about the contingency plans of the Tripartite Authorities should a private sector solution not be achievable on terms acceptable to the Bank of England and HM Treasury, as providers of financial support to the company, and the Financial Services Authority, as its regulator.

BACKGROUND

As explained on 11 October 2007, the Tripartite Authorities' objectives in relation to Northern Rock are to protect taxpayers, to promote financial stability and to protect consumers. The specific objectives of the Financial Services Authority are set out in Part I of the Financial Services and Markets Act 2000.

On 19 November 2007, HM Treasury, on behalf of the Tripartite Authorities, published a statement of principles setting out how the Tripartite Authorities, acting in their respective capacities, expected to approach proposals for the future of Northern Rock and its business, in particular considering the objectives against which the Tripartite Authorities expect to assess proposals made or received by Northern Rock.

EXISTING HM TREASURY GUARANTEE ARRANGEMENTS CONTINUE

The existing HM Treasury guarantee arrangements remain in place. Savers' money remains safe and secure.

FINANCING

Timetable and Process

The Tripartite Authorities are working closely with the company, and other interested parties, to develop a financing structure based on the outline terms described below that could be available to support a private sector solution, subject to the acceptability of detailed terms to the Tripartite Authorities, applying the principles published by HM Treasury on 19 November 2007.

HM Treasury and the Bank of England will have the right, at their complete discretion, to determine which, if any, of the proposals put forward by the company and other interested parties will receive their financial support. Any proposal would also need to satisfy the specific regulatory requirements of the Financial Services Authority. Accordingly, the Tripartite Authorities, acting in their respective capacities, will hold discussions with interested parties in relation to their proposals, in consultation with the Board of Northern Rock, where appropriate. Northern Rock has agreed to inform the Tripartite Authorities of any proposals made to it and make available relevant information about its group to interested parties.

The process of exploring this financing structure and determining whether there is a proposal for Northern Rock under private sector ownership that is acceptable to the Tripartite Authorities, acting in their respective capacities, will need to be completed in sufficient time to enable a restructuring plan to be submitted to the European Commission by 17 March 2008 under European state aid rules. Accordingly, detailed proposals on which this plan can be based should be submitted as soon as possible and, in any event, must be received by the Tripartite Authorities by 4 February 2008.

A term sheet of the principal terms and conditions of the proposed financing structure will be provided to interested parties shortly.

HM Treasury and the Bank of England will make arrangements for the existing Bank of England facilities to be extended up to 17 March 2008 to allow time to explore the proposed financing structure with Northern Rock and other interested parties.

Financing Structure: Background

In order to maximise the prospects of delivery of a financing solution that meets the objectives of the Tripartite Authorities in the current market conditions, the Tripartite Authorities in agreement with the Board of Northern Rock requested their retained financial advisers, Goldman Sachs, to evaluate options available for financing a restructuring of the company. The option they have proposed and which the Tripartite Authorities are willing to pursue with the Board of Northern Rock and other interested parties is described below.

It would be a condition of such financing structure that the net proceeds of the financing would be used immediately following closing of any transaction to repay in full amounts due under the existing Bank of England loan facilities, together with all accrued interest (including PIK interest).

Financing Structure: Principal Characteristics

Under the proposed financing structure, Northern Rock would sell a pool of its assets, consisting of residential mortgages, unsecured consumer loans and certain investment-grade securities, to a financing vehicle established for the purposes of the financing structure. The financing vehicle would fund the purchase of the asset pool by the issue of notes in the capital markets. The timely payment of principal and interest under the notes would be guaranteed by HM Treasury. HM Treasury's obligations under its note guarantee would be fully secured by a first priority interest in the asset pool. A fee would be payable by Northern Rock to HM Treasury for the provision of the note guarantee. All arrangement fees and expenses relating to the issue would also be paid by Northern Rock.

Each class of notes would bear a market interest rate which reflects the provision of the note guarantee by HM Treasury. The maturity date for the notes would be determined upon issue and would primarily be based upon assumed levels of principal repayments in the asset pool.

The asset pool would comprise assets having an appropriate value to support the issue of sufficient notes to make the payments to the Bank of England referred to above and to provide adequate liquidity for the company. Northern Rock would have the right to repurchase mortgages from the asset pool in certain circumstances, including where Northern Rock needs to substitute mortgage loans into the Granite master trust or its covered bond pool and it would otherwise have insufficient eligible mortgage loans to do so.

Because the value of the asset pool would exceed the initial purchase price paid by the financing vehicle, Northern Rock would retain a subordinate interest in the asset pool which would represent the difference between the asset pool and the notes in issue. This means that any losses to the asset pool would first be borne by Northern Rock, protecting the taxpayer in the case of underperformance of the assets in the pool.

Principal Conditions

The Tripartite Authorities, acting in their respective capacities, have informed the Board of Northern Rock that they would be willing to explore with the Board, and with other interested parties, whether this financing structure can be made available in the context of a private sector solution put forward by such parties or by the company itself. This will involve a further assessment of whether any state aid which it involves could be approved by the European Commission. Any proposal would also need to satisfy the specific regulatory requirements of the Financial Services Authority. The Tripartite Authorities have informed the Board of Northern Rock that, in particular, the following principal conditions would need to be complied with in order to give adequate assurance that their stated objectives of protecting taxpayers, promoting financial stability and protecting consumers will be met:

- Business Plan: the successful proposal would need to be based on a robust and acceptable business plan that, in the context of the financial support proposed to be provided, satisfies both the stated objectives of the Tripartite Authorities and the requirements of European state aid legislation. This will require the plan to demonstrate that the company has sound prospects enabling it, in due course, to operate without Government support and acquire an appropriate standalone credit rating. The agreed plan would also need to provide for a fee to HM Treasury for its existing guarantee arrangements, increasing over time if such arrangements are continuing.

- Protections: for so long as HM Treasury's existing guarantee arrangements remain in place there would need to be appropriate protections that recognise the interests of HM Treasury as a provider of financial support to Northern Rock. In particular, the documentation would need to contain appropriate covenants in favour of HM Treasury to protect its interests during this period and support the delivery of the agreed business plan, including restrictions on dividends, prohibitions on change of control without HM Treasury consent and a range of other provisions appropriate for the provision of financial support of the kind contemplated. The documentation would also provide for HM Treasury to require Northern Rock to provide cash cover for HM Treasury's existing guarantee arrangements if certain events of default occurred.

- Additional Capital: the Tripartite Authorities would need to be satisfied that the company will have sufficient capital and liquidity to meet the requirements of the Financial Services Authority under a range of downside scenarios applied to the business plan, plus a significant buffer to protect taxpayers' interests (to be determined according to the requirements of the business plan). This capital would need to be committed as soon as reasonably practicable and in any event within 45 days of submission of the restructuring plan to the European Commission and would be in a form such as an underwriting commitment to subscribe for new Northern Rock ordinary shares or a completed issue of debt securities that would be convertible into such shares at closing which would be released or repaid (as the case may be) if the transaction were not completed for a reason outside the control of Northern Rock or its shareholders.

- Management and Ownership: any proposal must provide for ownership of the company and fulfilment of its management roles by suitable persons, having regard to the respective interests of the Tripartite Authorities.

- Equity Participation: as additional consideration for the provision of support from HM Treasury, HM Treasury would require an appropriate share in potential upside equity returns of the company. The details of such equity participation would be agreed as a condition to the financing structure. It is envisaged that such participation would be available until after the period that HM Treasury's guarantee arrangements remain outstanding.

- State Aid: implementation of the financing structure would require the submission by HM Treasury to the European Commission of an appropriate restructuring plan and the authorisation by the Commission of any state aid which it involves. The company and other relevant interested parties would be expected to assist HM Treasury with the preparation of such a plan. Implementation of the financing structure would follow receipt of the necessary state aid authorisation.

General

The financing structure is not an offer or commitment of any kind by the Tripartite Authorities or Goldman Sachs or a representation or undertaking by the Tripartite Authorities or Goldman Sachs that the financing structure can be implemented. The Tripartite Authorities and Goldman Sachs reserve the right to withdraw from the process of exploring or implementing the financing structure or any other proposal for Northern Rock at any time.

CONTINGENCY PLANNING

In order to ensure that their stated objectives are met, the Tripartite Authorities have continued to plan for the full range of possible outcomes to the strategic review of Northern Rock.

The preference of the Tripartite Authorities, acting in their respective capacities, is to reach agreement on a private sector solution which meets the objectives and conditions set out above. However, if no private sector solution is proposed which the Bank of England and HM Treasury, as providers of financial support to the company, and the Financial Services Authority, as its regulator, consider they can agree in light of their objectives of protecting taxpayers, promoting financial stability and protecting consumers, the Government would bring forward legislation which would empower HM Treasury, by order, to take Northern Rock into temporary public ownership. It is envisaged that any such power would be used to transfer Northern Rock's share capital, including its preference shares, into public ownership. It is anticipated that the remaining Tier 1 and Tier 2 capital instruments would continue in their existing ownership as listed securities. Holders of these capital instruments would remain at risk of first loss ahead of the Bank of England and HM Treasury as providers of secured financial support to the company. The Tripartite Authorities consider that a temporary period of public ownership would best serve their stated objectives if a private sector solution could not be agreed on terms acceptable to the Tripartite Authorities, acting in their respective capacities. The Tripartite Authorities do not consider that an administration of Northern Rock would meet these objectives.

All of the Government's guarantee arrangements would remain in place and accordingly savers' money would remain absolutely safe. Savers and borrowers would not be affected by the company being taken into public ownership. Northern Rock would continue to operate and provide services to customers as normal. Branches, call centres, postal and internet banking would all remain open and accessible, as usual.

In the event of Northern Rock being brought into temporary public ownership, it would be managed on arms' length terms, as a commercial entity, by a newly appointed experienced and professional management team.

The legislation brought forward would provide for the assessment by an independent valuer of compensation payable to any holder of securities transferred to HM Treasury. The principles for assessing compensation, which would be set out in the legislation brought forward, would reflect the principle that the Government should not be required to compensate shareholders for value which is dependent on taxpayers' support and the fact that public sector ownership would be an alternative to an administration of the company. Accordingly, the compensation would be assessed by the valuer on the basis, among other things, that all financial assistance to Northern Rock from the Bank of England or HM Treasury (including HM Treasury's existing guarantee arrangements) had been withdrawn and no other financial assistance (apart from Bank of England assistance on its usual terms through standing facilities or open market operations) were made available by them to Northern Rock.

Any decision or announcement to take Northern Rock into temporary public ownership would also address the future of the Northern Rock Foundation.

The preference of the Tripartite Authorities, acting in their respective capacities, is to reach agreement on a private sector solution which meets the objectives and conditions set out above. However, if no private sector solution is proposed which meets these objectives and conditions, the Government would bring forward legislation which would empower HM Treasury, by order, to take Northern Rock into temporary public ownership.

Goldman Sachs International ("Goldman Sachs"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to members of the Tripartite Authorities and no-one else in connection with the restructuring of Northern Rock and will not be responsible to anyone other than those members of the Tripartite Authorities for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the restructuring of Northern Rock.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Official List
TIDM	OLS
Headline	Suspension - Northern Rock
Released	07:30 18-Feb-08
Number	1743O

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

18/02/2008 7:30am

TEMPORARY SUSPENSION

NORTHERN ROCK PLC

The Financial Services Authority ("the FSA") temporarily suspends the securities set out below from the Official List effective from 18/02/2008 7:30am following yesterday's announcement by HM Government:

Ordinary Shares of 25p each; fully paid	(GB0001452795)
Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares; fully paid; (Registered)	(GB00B16THT52)

Following the suspension of the securities set out above, the FSA also suspends the securities set out below from the Official List effective from 18/02/2008 7:30am.

SGA Societe Generale Acceptance N.V.	Put Warrants on shares in Northern Rock Plc due 20/06/2008	(ANN8129P7447)
SGA Societe Generale Acceptance N.V.	Call Warrants on shares in Northern Rock Plc due 20/06/2008	(ANN8129P7363)

If you have any queries relating to the above, please contact the Company Monitoring at the FSA on 020 7066 8333 Option 4.

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Regulatory Announcement

Company	Northern Rock PLC
TIDM	85HX
Headline	Memorandum of Association
Released	10:18 14-Mar-08
Number	1162Q

RNS Number:1162Q
Northern Rock PLC
14 March 2008

Northern Rock plc - Regulatory Announcement

At a general meeting of Northern Rock plc (the "Company") held on 29 February 2008, the Company's memorandum of association was amended by special resolution of the shareholders.

A copy of the amended memorandum of association has been submitted to, and is available for inspection at, the UK Listing Authority's Document Viewing Facility situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

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25 March 2008

NORTHERN ROCK PLC

NOTICE TO NOTEHOLDERS

To the holders of the outstanding U.S.$700,000,000 5.60% Perpetual Fixed-to-Floating Rate Subordinated Notes (the "Notes") issued by Northern Rock plc **(the "Issuer")** under a U.S.$20,000,000,000 US Medium Term Note Programme

ISINs: US66567EAW57 and US66567GAW06

CUSIPs: 66567EAW5 and 66567GAW0

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Section 311 of the Subordinated Indenture dated as of May 6, 1999 (the "Indenture"),

(i) the Interest Date falling on 30 April 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Indenture.

For further information, please contact:

ISSUER
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Antony Swalwell
Capital Markets
Tel: +44 (0) 191 279 4553

Tony Laggan
Settlements
Tel: +44 (0) 191 279 6109

TRUSTEE AND PAYING AGENT
Deutsche Bank Trust Company Americas
c/o Deutsche Bank National Trust Company
Global Transaction Banking
Trust and Securities Services
25 DeForest Avenue
Mail Stop: SUM01-0105
Summit, New Jersey 07901
United States of America

LUXEMBOURG LISTING AGENT AND PAYING AND TRANSFER AGENT
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Grand Duchy of Luxembourg

22 February 2008

NORTHERN ROCK PLC

NOTICE

To the holders of the outstanding

£300,000,000 8.399% Step-up Callable Perpetual Reserve Capital Instruments (ISIN: XS0117031194)

- and -

£200,000,000 7.053% Callable Perpetual Core Tier One Notes (ISIN: XS0152710439)

(together, the "Tier 1 Notes")

issued by
NORTHERN ROCK PLC (the "Issuer")

NOTICE IS HEREBY GIVEN to the holders of the Tier 1 Notes that all the shares in the Issuer have been transferred to the Treasury Solicitor, as nominee for Her Majesty's Treasury of the United Kingdom, by virtue of The Northern Rock plc Transfer Order 2008 (the "**Transfer Order**") which was made on 21 February 2008 pursuant to the Banking (Special Provisions) Act 2008. As a result, with effect from the date of entry into force of the Transfer Order, the terms and conditions of the Tier 1 Notes shall be amended pursuant to the terms of article 5 of the Transfer Order, a copy of which is attached hereto.

PRINCIPAL PAYING AGENT
The Bank of New York
One Canada Square
London E14 5AL

TRUSTEE
The Bank of New York
101 Barclay Street
New York
NY 10286
United States of America

Northern Rock plc

Regulatory Announcement

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Company	Northern Rock PLC
TIDM	NRK
Headline	Notice to Noteholders
Released	08:54 06-Feb-08
Number	3973N

RNS Number:3973N
Northern Rock PLC
06 February 2008

Northern Rock plc - Notice to Noteholders

To the holders of the outstanding U.S.$100,000,000 8 per cent. Undated Subordinated Notes (the "Notes") issued by Northern Rock plc (the "Issuer") under a U.S.$25,000,000,000 Euro Medium Term Note Programme.

ISIN: XS0097551526

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 5 (f) of the Terms and Conditions of the Notes (the "Terms and Conditions"):

(i) the Interest Date falling on 15 March 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER

Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Antony Swalwell Tony Laggan
Capital Markets Settlements
Tel: +44 (0)191 279 4553 Tel: +44 (0) 191 279 6109

ISSUING AND PRINCIPAL PAYING AGENT

Citibank, N.A.
21st Floor
Canada Square
Canary Wharf
London
E14 5LB

TRUSTEE

The Law Debenture Trust Corporation plc
Fifth Floor
100 Wood Street

London
EC2V 7EX

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Northern Rock PLC
TIDM	NRK
Headline	Notice to Noteholders
Released	07:34 16-Jan-08
Number	8696L

RNS Number:8696L
Northern Rock PLC
16 January 2008

Northern Rock plc - Notice to Noteholders

To the holders of the outstanding U.S.$100,000,000 Undated Subordinated Floating Rate Notes (the "Notes") issued by Northern Rock plc (the "Issuer") under a U.S.$25,000,000,000 Euro Medium Term Note Programme.

ISIN: XS0125284777

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 5 (f) of the Terms and Conditions of the Notes (the "Terms and Conditions"):

(i) the Interest Date falling on 25 February 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER

Northern Rock plc

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Antony Swalwell	Tony Laggan
Capital Markets	Settlements
Tel: +44 (0)191 279 4553	Tel: +44 (0) 191 279 6109

ISSUING AND PRINCIPAL PAYING AGENT

Citibank, N.A.

21st Floor

Canada Square

Canary Wharf

London E14 5LB

TRUSTEE

The Law Debenture Trust Corporation plc

Fifth Floor

100 Wood Street

London EC2V 7EX

This information is provided by RNS
The company news service from the London Stock Exchange

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NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE

2008

(JANUARY TO MARCH)

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE
2008
(JANUARY TO MARCH)

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary	13 March 2008 6 March 2008 6 March 2008 4 March 2008 4 March 2008 4 February 2008	14 days from occurrence	CA85 S.288
	Form 288b Terminating Appointment of Director or Secretary	4 March 2008 4 March 2008 4 March 2008 4 March 2008		
	Form 288c Change of Particulars for Director or Secretary			
2.	Annual Accounts including Directors' Remuneration Report	31 March 2008	7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions		Within 15 days after it was passed or made	CA85 S.380
4.	Form 363s Annual Return		28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital		Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares		Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares		Within one month from allotment of shares	CA85 S.128(1)
8.	Form 395 Particulars of a Mortgage Charge	21 February 2008 21 February 2008 29 January 2008 23 January 2008 4 January 2008 4 January 2008 3 January 2008		CA85 S.39.5
9.	Extraordinary General Meeting			
10.	Form RES 01 Alter Memorandum	7 March 2008		CA85
11.	Form RES 10 Authorised Allotment of Shares and Debentures	18 January 2008		CA85
12.	Form 122 Notice of Conversion of Stocks into Shares	12 March 2008		CA85

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

This information can be filed securely and accurately online using WebFiling. however, contains no inbuilt checks and must be printed, signed and posted to Companies House for manual processing.

82-35026

Companies House — for the record —

RECEIVED

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year		Day	Month	Year
Date of appointment	2 2	0 2	2 0 0 8	†Date of Birth	1 4	0 4	1 9 5 5

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Ms *Honours etc:

Forename(s): Ann Frances

Surname: Godbehere

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Laurence Pountney Hill

Post town: Postcode: EC4R 0HH

County / Region: LONDON Country:

†Nationality: Canadian/British †Business occupation: Company Director

†Other directorships (additional space overleaf): see attached list

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 3.3.08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 3.3.08

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne. NE3 4PL
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ANN FRANCES GODBEHERE

CURRENT DIRECTORSHIPS

Body Corporate	Capacity	Date of Appointment
Prudential PLC	Director	2 August 2007
Atrium Underwriters Limited	Director	30 November 2007
Atrium Underwriting PLC	Director	30 November 2007

PAST DIRECTORSHIPS

	From	To
Swiss Re Properties Limited	13 November 2002	1 March 2006
European Reinsurance Company of Zurich	10 July 2003	2 February 2006
Swiss Re GB Plc	15 July 2003	28 February 2007
Swiss Re Life & Health Limited	15 July 2003	31 December 2006
Swiss Reinsurance Company UK Limited	15 July 2003	31 December 2006
The Mercantile & General Reinsurance Company Limited	15 July 2003	31 December 2006
Reassure UK Life Assurance Company Limited	31 October 2003	8 February 2006
Life Assurance Holding Corporation Limited	24 August 2004	11 July 2006
Windsor Life Assurance Company Limited	24 August 2004	11 July 2006
Xsma Limited	25 August 2004	8 February 2006

processing.



Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 3273685

Company Name in full: Northern Rock plc

Date of appointment: Day 22 Month 02 Year 2008

†Date of Birth: Day 20 Month 12 Year 1954

Appointment form

Appointment as director: ✓ as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: The Hon *Honours etc:

Forename(s): Philip John

Surname: Remnant

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Ham Farm House, Baughurst,

Post town: Basingstoke Postcode: RG26 5SD

County / Region: Country: United Kingdom

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): Goodenough College

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 3/3/08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 3/3/08

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne. NE3 4PL
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

Company Number 3273685

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Companies House

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year		Day	Month	Year
Date of appointment	22	02	2008	†Date of Birth	17	12	1968

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): Thomas Whinfield

Surname: Scholar

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 6 Bernard Mansions, Herbrand Street

Post town: LONDON Postcode: WC1N 1LB

County / Region: Country: United Kingdom

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): None

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature T. W. Scholar **Date** 29/2/08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1.3.08.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne. NE3 4PL
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 3273685

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



This information can be filed securely and accurately online using WebFiling. Thi[s form] however, contains no inbuilt checks and must be printed, signed and posted to Companies House for manual processing.

Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	22	02	2008
†Date of Birth	14	12	1960

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Alan Michael

Surname: Hester

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 3 Ilchester Place, LONDON

Post town: Postcode: W14 8AA

County / Region: Country: United Kingdom

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): see attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 29.02.08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 29.02.08

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne. NE3 4PL
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 3273685

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

STEPHEN ALAN MICHAEL HESTER

CURRENT DIRECTORSHIPS

Body Corporate	Capacity	Date of Appointment
Broughton Grange Estates Limited	Director	8 February 2000
British Land Company Public Limited Company (The)	Director	12 November 2004
The British Land Corporation Limited	Director	12 November 2004
Broadgate (Funding) 2005 Limited	Director	20 December 2004
Broadgate (PHC11) 2005 Limited	Director	20 December 2004
Broadgate (PHC 16) 2005 Limited	Director	20 December 2004
Broadgate (PHC 5) 2005 Limited	Director	20 December 2004
Broadgate (PHC 6) 2005 Limited	Director	20 December 2004
Broadgate Financing Plc	Director	20 December 2004
122 Leadenhall Street Limited	Director	7 January 2005
135 Bishopsgate Financing Limited	Director	7 January 2005
135 Bishopsgate Limited	Director	7 January 2005
175 Bishopsgate Limited	Director	7 January 2005
2 Plantation Place Limited	Director	7 January 2005
201 Bishopsgate Limited	Director	7 January 2005
338 Euston Road Limited	Director	7 January 2005
350 Euston Road Limited	Director	7 January 2005
Adamant Investment Corporation	Director	7 January 2005
Apartpower Limied	Director	7 January 2005
B L Holdings Limied	Director	7 January 2005
Barstep Limited	Director	7 January 2005
Bayeast property Co Limied	Director	7 January 2005
BL City Estates Limited	Director	7 January 2005
BL Meadowhall No 1 Limited	Director	7 January 2005
BL Meadowhall No 2 Limited	Director	7 January 2005
BL Meadowhall No 3 Limited	Director	7 January 2005
BL Meadowhall No 4 Limited	Director	7 January 2005
BL Meadowhall No 5 Limited	Director	7 January 2005
BL Universal Limited	Director	7 January 2005
Blackwall (1) Limited	Director	7 January 2005
BLSSP (Cash Managemetn) Limited	Director	7 January 2005
BLSSP (Funding) PLC	Director	7 January 2005
BLSSP (Lending) Limited	Director	7 January 2005
BLSSP (PHC1) Limited	Director	7 January 2005
BLSSP (PHC 10) Limited	Director	7 January 2005
BLSSP (PHC 11) Limited	Director	7 January 2005
BLSSP (PHC 12) Limited	Director	7 January 2005
BLSSP (PHC 13) Limited	Director	7 January 2005
BLSSP (PHC 14) Limited	Director	7 January 2005
BLSSP (PHC 15) Limited	Director	7 January 2005
BLSSP (PHC 16) Limited	Director	7 January 2005
BLSSP (PHC 17) Limited	Director	7 January 2005
BLSSP (PHC 18) Limited	Director	7 January 2005
BLSSP (PHC 19) Limited	Director	7 January 2005
BLSSP (PHC 2) Limited	Director	7 January 2005
BLSSP (PHC 20) Limited	Director	7 January 2005
BLSSP (PHC 21) Limited	Director	7 January 2005
BLSSP (PHC 22) Limited	Director	7 January 2005
BLSSP (PHC 23) Limited	Director	7 January 2005
BLSSP (PHC 24) Limited	Director	7 January 2005

PAST DIRECTORSHIPS

	From	To



however, contains no inbuilt checks and must be printed, signed and posted to Companies House for manual processing.

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 3273685

Company Name in full: Northern Rock plc

	Day	Month	Year
Date of appointment	22	02	2008
†Date of Birth	05	03	1952

Appointment form

Notes on completion appear on reverse.

Appointment as director: ✓ as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Ronald Arnon

Surname: Sandler

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 5 Southside, Wimbledon Common,

Post town: LONDON Postcode: SW19 4TG

County / Region: Country: United Kingdom

†Nationality: German †Business occupation: Company Director

†Other directorships (additional space overleaf): see attached list

~~I consent to act as~~ ** director / ~~secretary of the above named company~~

Consent signature [signature] **Date** 27 Feb 08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 27 Feb 08

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne. NE3 4PL
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

RONALD ARNON SANDLER

CURRENT DIRECTORSHIPS

Body Corporate	Capacity	Date of Appointment
PFEG	Director	5 February 2003
Paternoster UK Limited	Director	15 June 2006

PAST DIRECTORSHIPS

	From	To
The Kyte Group Limited	16 April 2000	15 February 2008
Computacenter Plc	26 May 2000	18 February 2008
Computacenter (UK) Limited	5 October 2000	18 February 2008
Kyte Capital Management Limited	20 April 2004	15 February 2008
Oxygen Holdings PLC	16 September 2004	17 February 2008
Oxygen Insurance Brokers Limited	16 September 2004	17 February 2008
Oxygen Insurance Managers Limited	16 September 2004	17 February 2008
Oxygen Insurance Services Limited	16 September 2004	17 February 2008

82-35026

This information can be filed securely and accurately online using WebFiling This downloadable form, however, contains no inbuilt checks and must be printed, signed and posted to Companies House for manual processing

Companies House — for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

RECEIVED 2008 APR 17 P 12:3 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	17	01	2008
†Date of Birth	04	06	1962

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

Notes on completion appear on reverse

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Andrew

Surname: Thompson

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 6 Hambledon Place, Dulwich Common,

Post town: LONDON Postcode: SE21 7EY

County / Region: Country:

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 22\1\08

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 22.1.08

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 279 4478
DX number DX exchange

FRIDAY

A14 01/02/2008 273
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 3273685

† Directors only

†Other directorships: see attached

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

PAUL THOMPSON – PAST DIRECTORSHIPS

Mortgage Trust Limited	Director	02 01 2003	30 06 2003
Evergreen Trustee Limited	Director	31 01 2003	25 02 2004
Resolution CL Limited	Director	06 04 2005	06 09 2005
Phoenix Pensions Limited	Director	21 05 2003	06 09 2005
Resolution Bula Limited	Director	03 03 2004	06 09 2005
Britannic Money Investment Services Limited	Director	29 06 2003	06 09 2005
Century Group Limited	Director	06 04 2005	06 09 2005
Britannic Unit Trust Managers Limited	Director	03 03 2004	31 12 2004
Britannic Distribution and Sales Limited	Director	03 03 2004	31 12 2005
Britannic Finance Limited	Director	22 06 2004	31 12 2005
Dulwich Gate Management Limited	Director	15 01 2001	11 01 2006
Resolution AL Limited	Director	03 04 2006	10 07 2006
BA(GI) Limited	Director	02 01 2003	10 07 2006
RGL with Profit Holdings Limited	Director	04 11 2005	10 07 2006
Resolution PLP Limited	Director	06 09 2005	10 07 2006
Phoenix & London Assurance Limited	Director	06 09 2005	10 07 2006
Phoenix Life Limited	Director	06 09 2005	10 07 2006
Bradford Insurance Company Limited	Director	06 09 2005	18 09 2006
SL Liverpool Holdings PLC	Director	04 11 2005	18 09 2006
SL Liverpool PLC	Director	06 09 2005	18 09 2006
PA (GI) Limited	Director	06 09 2005	18 07 2006
Resolution ALH Limited	Director	03 04 2006	18 09 2006
Resolution Management Services Limited	Director	01 12 2002	07 03 2007
Resolution Life Limited	Director	29 09 2005	07 03 2007
Resolution Life Group Limited	Director	14 09 2005	07 03 2007
Resolution plc	Director	01 12 2002	07 03 2007
Resolution Asset Management Limited	Director	13 08 2003	07 03 2007
Resolution Investment Services Limited	Director	13 08 2003	07 03 2007
Resolution Fund Managers Limited	Director	13 08 2003	07 03 2007
Resolution Asset Management International Limited	Director	13 08 2003	07 03 2007
Resolution LP Limited	Director	13 08 2003	07 03 2007
Resolution Nominees Limited	Direcor	13 08 2003	07 03 2007


Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	2 2	0 2	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): David Andrew

Surname: Jones

	Day	Month	Year
†Date of Birth	1 4	1 2	1 9 5 8

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27.2.08.

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03


Companies House
- for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	2 2	0 2	2 0 0 8

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Andrew

Surname: Thompson

	Day	Month	Year
†Date of Birth	0 4	0 6	1 9 6 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27.2.08

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	2 2	0 2	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Sir *Honours etc:

Forename(s): Ian

Surname: Gibson

	Day	Month	Year
†Date of Birth	0 1	0 2	1 9 4 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27.2.08.

(~~** serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03


Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	2 2	0 2	2 0 0 8

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Bryan Kaye

Surname: Sanderson

	Day	Month	Year
†Date of Birth	1 4	1 0	1 9 4 0

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27.2.08

(~~**serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 279 4478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

FULL YEAR RESULTS FOR 2007 and FURTHER DETAILS OF ITS PROPOSED BUSINESS PLAN

Outline of 2007 Results

Northern Rock plc (the "Company") today issued its Annual Report and Accounts for the year ended 31 December 2007. The 2007 results reflect the impact of deteriorating market conditions and the effects of significant liquidity and funding constraints on the Company.

Operating Performance

- Total gross lending for 2007 of £32.3 billion (2006 - £33.0 billion) with total net lending of £12.2 billion (2006 - £16.6 billion)
- Performance reflects a significant slowdown in lending during H2 2007, in response to funding constraints
- Credit quality reflects deteriorating market conditions with 0.57% of mortgage accounts 3 months or more in arrears (30 June 2007 0.47%) - compared to the CML industry average of 1.10%

Funding

- Tightening of longer term liquidity and closure of securitisation and medium term financing markets led to the need to arrange a liquidity support facility from the Bank of England in the second half of 2007
- The Bank of England loan facilities to Northern Rock as at 31 December 2007 stood at £26.9 billion and have since fallen to around £24 billion
- Full year net outflow of retail funds of £12.2 billion reflects significant withdrawals by retail depositors during the second half of 2007
- Level of retail deposits since stabilised and showing signs of improvement in 2008

Costs

- Total operating expenses of £276.1 million (2006 - £277.5 million)
- Non-recurring expenses of £127.2 million incurred during H2 2007, representing costs incurred as a result of the strategic review process and impairment charges mainly on properties

Profitability

- Statutory loss before tax of £167.6 million (2006 - £626.7 million profit) due to exceptional costs related to the Company's strategic review and impairments to treasury and other assets reflecting the global financial market conditions, and increased impairment provisions on mortgages and unsecured loans reflecting deteriorating market conditions and an increase in default rates
- Underlying profit before tax, excluding treasury impairments and non-recurring costs, of £421.9 million (2006 - £587.2 million)

Outlook

- In 2008 the business is expected to be significantly loss-making, contributed to by the anticipated one-off restructuring costs, higher funding costs and a deteriorating credit environment tax to breakeven in 2011, followed by progressive profit improvement thereafter

The 2007 Annual Report and Accounts for Northern Rock plc are available on the Company's website at www.northernrock.co.uk.

Further Details of Proposed Business Plan

Following the announcement on 18 March 2008, outlining the Company's intentions for the future direction of the business, Northern Rock also announces today further detail of the provisional business plan which has today been approved by HM Treasury, subject to State aid approval.

The business plan will pursue four strategic priorities in order to meet the Tripartite Authorities' objectives; these are outlined below. Those aspects of the plan that deal with staffing issues will be subject to consultation with Unite and other employee representatives.

Repay the facilities provided by the Bank of England by:

· Contracting to a smaller and more sustainable business reducing the balance sheet from around £107 billion in 2007 to approximately £50 billion by the end of 2011

· Accelerating mortgage redemptions, with a target redemption level of about 60% after end of customer product period

· Discontinuing unsecured lending and it is proposed to also discontinue commercial lending (in addition to the closure of the Danish retail savings branch)

Align the organisation and operations of Northern Rock by:

· Strengthening of executive management team and appointment of new non-executive directors

· Reducing underlying operating costs by about 20%

· Proposing to reduce staff levels by about one third over the next three years based on projected business volumes with the majority of this reduction expected to occur in the first year

· Introducing a staff incentive scheme linked to achievement of the Tripartite Authorities' objectives under Temporary Public Ownership

Build a stand-alone funding and capital position by:

· Repaying the Bank of England debt by the end of 2010

· Completing release of HM Treasury guarantee arrangements by the end of 2011

· Establishing a funding strategy with retail deposits representing approximately
50% of total funding by 2012

· Achieving a long-term credit rating of at least A- on a standalone basis

Strengthen the risk and control environment by:

· Concluding the review that is presently underway aimed at

of the review's findings during June/July 2008

Competitive Framework

The Company recognises the responsibilities it has during the State aid period and the need to avoid competitive distortions in the markets in which it operates. With this in mind, Northern Rock has committed itself to a "Competitive Framework", which is subject to European Commission approval, to provide stakeholders and market participants with confidence that it will not use its support from HM Treasury to compete on an unfair basis during this period.

The principles of the Framework provide that, while in receipt of State aid, Northern Rock:

- Does not promote the Bank's offering on the basis of Government guarantee arrangements
- Does not sustain prolonged presence as market leader in the marketplace or in any product category
- Maintains market shares at well below historic levels
- Seeks to achieve greater competitive differentiation through service and innovation
- Treats all customers fairly
- Regularly monitors and reviews adherence to the Framework.

Specific commitments within the Framework include the provisions that Northern Rock will limit its share of retail deposit balances to 1.5% in the UK and 0.8% in Ireland, and its share of gross new mortgage origination to no more than 2.5%, and that it will not rank in the top 3 in any of the major retail savings products categories during 2008.

Ron Sandler, Executive Chairman, said: "The 2007 results reflect the impact of deteriorating market conditions and the liquidity and funding constraints experienced in the second half of the year by the Company.

"Looking ahead, we have developed a business plan that we believe will help drive the bank back towards profitability, and ensure it has a sustainable future and remains an important employer in the North East.

"In doing so, we have worked hard to strike a sensible balance between our requirement not to use Government support to compete unfairly, and our commitment to meet Government's objectives by creating a business that is sufficiently secure financially for taxpayer support to be progressively withdrawn. To this end, we have today launched a Competitive Framework comprising a set of principles and specific restraints that will be carefully monitored. Without distorting competition, we are determined to create a viable business to be returned to the private sector."

The proposed business plan is available on the Company's website at www.northernrock.co.uk.

Press Contacts:

Northern Rock

Brian Giles

0191 279 4676

John C Watson

0191 279 5295

0191 279 4921

FD

Geoffrey Pelham-Lane

Ed Gascoigne-Pees

020 7269 7132

Notes:

The 2007 Annual Report and Accounts for Northern Rock plc are available on the Company's website at www.northernrock.co.uk. Copies have also been submitted to the UK Listing Authority's document viewing facility.

M

Particulars of a mortgage or charge 82-35026

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

395

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

Pursuant to section 395 of the Companies Act 1985

RECEIVED
2008 APR 17 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To the Registrar of Companies
(Address overleaf - Note 6)

For official use | Company number
[141] | 03273685

Name of company

* Northern Rock PLC (Company number 03273685) (the "**Chargor**")

Date of creation of the charge

14 February 2008

Description of the instrument (if any) creating or evidencing the charge (note 2)

Security interest agreement dated 14 February 2008 (the "**Security Interest Agreement**") relating to shares in the capital of Northern Rock (Guernsey) Limited between the Chargor, The Governor and Company of the Bank of England as trustee for the secured parties (the "**Security Trustee**") and BNTB Nominees (Guernsey) Limited (the "**Nominee**").

Amount secured by the mortgage or charge

All obligations which the Chargor may at any time have to the Security Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents including, without limitation, the Security Interest Agreement including any liability in respect of any further advances made under the Finance Documents, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Liabilities**")

See Schedule 2 for definitions.

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Security Trustee) of Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)

Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

Ref 70-40328461

Time critical reference

For official Use (06/2005)
Mortgage Section | Post room

THURSDAY
LD3 21/02/2008 33
COMPANIES HOUSE

1601822

Short particulars of all the property mortgaged or charged

See Schedule 1

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

Signed Clifford Chance LLP Date 21/2/2008

On behalf of XXXXXX [mortgagee/chargee] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House**

6 The address of the Registrar of Companies is Companies House, Crown Way, Cardiff CF14 3UZ

SCHEDULE 1

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED OR CHARGED

Under the Security Interest Agreement the Chargor and the Nominee, with the intention of creating a first priority security interest, pursuant to the provisions of the Law, in favour of the Security Trustee in the Collateral, assign, transfer and otherwise make over to the Security Trustee or its nominee all their rights, title and interest in or to the Collateral, such security to be held by the Security Trustee on trust for itself and the secured parties

Further Assurance

The Security Interest Agreement contains covenants for further assurance

Negative Pledge

Under the terms of the Security Interest Agreement, the Chargor undertakes that it shall not agree or attempt to, and shall procure that the Nominee shall not agree or attempt to, at any time, create, grant, extend or permit to subsist any security interest, right of set-off, option to purchase or other similar rights whatsoever on, over or affecting all or any part of the Collateral or any rights in relation to it

No Disposal

The Security Interest Agreement contains covenants not to dispose of the Collateral

See Schedule 2 for definitions

SCHEDULE 2

DEFINITIONS

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Chargor

"**Bank**" means The Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Charged Property**" means the assets listed in Schedule 3 to this form 395 and any and all further shares in the capital of the Company which the Chargor may be or become the legal and/or beneficial owner from time to time

"**Collateral**" means the Charged Property, any Derivative Asset, the Contract Rights and any other property at any time subject to the security interest created under the Security Interest Agreement

"**Company**" means Northern Rock (Guernsey) Limited, a company incorporated in Guernsey, registered under number 30224 and with its registered office at Regency Court, Glategny Esplanade, St Peter Port, Guernsey, and whose shares or other securities are the subject of the security created under the Security Interest Agreement

"**Contract Rights**" means all powers, right and interest of the Chargor in or pursuant to the Nominee Agreement including without limitation all and any right of the Chargor to require the Nominee to deliver or redeliver or cause to be delivered or redelivered to the Chargor (whether pursuant to contract or as trustee or otherwise howsoever) title to and possession of any or all of the property held by the Nominee for, or to the order of, the Chargor

"**Debenture**" means the debenture dated on or about the Effective Date between the Chargor and the Bank pursuant to which the Chargor created fixed and floating security over its assets in favour of the Bank.

"**Deed of Charge**" means the deed of charge dated 14th September 2007 between the Bank and the Chargor

"**Derivative Asset**" means any dividend, distribution, interest on dividends and distributions, stock, share or other security, right, money or other intangible moveable property at any time after the date of the Security Interest Agreement derived from or accruing, offered or created in relation to, or issued in substitution for, all or any part of the Charged Property (whether by way of redemption, bonus preference, option, substitution, conversion or otherwise)

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement.

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Costs Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Chargor in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Chargor after the Effective Date and 'Finance Document' means any one of them

"**Indemnity and Costs Recovery Deed**" means the indemnity and costs recovery deed dated on or about the Effective Date between, inter alia, the Bank and the Chargor

"**Law**" means the Security Interests (Guernsey) Law, 1993.

"**Loan Agreement**" means the loan agreement dated 14 September 2007 as amended and restated on 9 October 2007 and as further amended on 16 November 2007, 7 December 2007 and 18 December 2007 made between the Chargor (as borrower) and the Security Trustee (as lender and security trustee) and as may be further amended, varied, novated or supplemented from time to time

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Chargor, inter alia, identifying the Mortgage Portfolio and containing the Chargor's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Chargor expressed to be supplemental to the Mortgage Portfolio Letter.

"**Nominee**" means BNTB Nominees (Guernsey) Limited, a company registered in Guernsey under number 24238 and with its registered office at Glategny Esplanade, Regency Court, St Peter Port, Guernsey

"**Nominee Agreement**" means the declaration of trust made by the Nominee in favour of the Chargor in respect of the Charged Property dated 1st October 1997

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Chargor

SCHEDULE 3

THE CHARGED PROPERTY

Northern Rock PLC	Beneficial and legal title to 49,999,999 ordinary shares of £1 00 each in Northern Rock (Guernsey) Limited , and Beneficial title to 1 ordinary share of £1 00 in Northern Rock (Guernsey) Limited
BNTB Nominees (Guernsey) Limited	Legal title to 1 ordinary share of £1 00 in Northern Rock (Guernsey) Limited


FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY NO. 3273685
CHARGE NO. 14

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A SECURITY INTEREST AGREEMENT DATED 14 FEBRUARY 2008 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND (IN ITS CAPACITY AS SECURITY TRUSTEE) OR ANY OF THE OTHER SECURED PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 21 FEBRUARY 2008

GIVEN AT COMPANIES HOUSE, CARDIFF THE 26 FEBRUARY 2008


Companies House


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

RECEIVED 2008 APR 17 P 12:31 OFFICE OF INTERNATIONAL CORPORATE

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use | Company number
12 | 03273685

Name of company

* Northern Rock PLC (Company number 03273685) (the "**Chargor**")

Date of creation of the charge

11 February 2008

Description of the instrument (if any) creating or evidencing the charge (note 2)

Security interest agreement dated 11 February 2008 (the "**Security Interest Agreement**") relating to shares in the capital of Northern Rock Mortgage Indemnity Company Limited between the Chargor, The Governor and Company of the Bank of England as trustee for the secured parties (the "**Security Trustee**") and David Johnson (the "**Nominee**").

Amount secured by the mortgage or charge

All obligations which the Chargor may at any time have to the Security Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents including, without limitation, the Security Interest Agreement including any liability in respect of any further advances made under the Finance Documents, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Liabilities**")

See Schedule 2 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Security Trustee) of Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)
Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

Ref 70-40328461

Time critical reference

For official Use (06/2005)
Mortgage Section | Post room

THURSDAY

LD3 21/02/2008 32
COMPANIES HOUSE

1602246

Short particulars of all the property mortgaged or charged

See Schedule 1

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

Signed Clifford Chance LLP Date 21/2/2008

On behalf of [redacted] [mortgagee/chargee] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge. (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House.**

6 The address of the Registrar of Companies is Companies House, Crown Way, Cardiff CF14 3UZ

SCHEDULE 1

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED OR CHARGED

Under the Security Interest Agreement the Chargor and the Nominee, with the intention of creating a first priority security interest, pursuant to the provisions of the Law, in favour of the Security Trustee in the Collateral, assign, transfer and otherwise make over to the Security Trustee or its nominee all their rights, title and interest in or to the Collateral, such security to be held by the Security Trustee on trust for itself and the secured parties

Further Assurance

The Security Interest Agreement contains covenants for further assurance

Negative Pledge

Under the terms of the Security Interest Agreement, the Chargor undertakes that it shall not agree or attempt to, and shall procure that the Nominee shall not agree or attempt to, at any time, create, grant, extend or permit to subsist any security interest, right of set-off, option to purchase or other similar rights whatsoever on, over or affecting all or any part of the Collateral or any rights in relation to it

No Disposal

The Security Interest Agreement contains covenants not to dispose of the Collateral

See Schedule 2 for definitions

SCHEDULE 2

DEFINITIONS

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Chargor

"**Bank**" means The Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Charged Property**" means the assets listed in Schedule 3 to this form 395 and any and all further shares in the capital of the Company which the Chargor may be or become the legal and/or beneficial owner from time to time

"**Collateral**" means the Charged Property, any Derivative Asset, the Contract Rights and any other property at any time subject to the security interest created under the Security Interest Agreement

"**Company**" means Northern Rock Mortgage Indemnity Company Limited, a company incorporated in Guernsey, registered under number 28379 and with its registered office at 4th Floor, The Albany, South Esplanade, St Peter Port, Guernsey, and whose shares or other securities are the subject of the security created under the Security Interest Agreement

"**Contract Rights**" means all powers, right and interest of the Chargor in or pursuant to the Nominee Agreement including without limitation all and any right of the Chargor to require the Nominee to deliver or redeliver or cause to be delivered or redelivered to the Chargor (whether pursuant to contract or as trustee or otherwise howsoever) title to and possession of any or all of the property held by the Nominee for, or to the order of, the Chargor

"**Debenture**" means the debenture dated on or about the Effective Date between the Chargor and the Bank pursuant to which the Chargor created fixed and floating security over its assets in favour of the Bank

"**Deed of Charge**" means the deed of charge dated 14th September 2007 between the Bank and the Chargor.

"**Derivative Asset**" means any dividend, distribution, interest on dividends and distributions, stock, share or other security, right, money or other intangible moveable property at any time after the date of the Security Interest Agreement derived from or accruing, offered or created in relation to, or issued in substitution for, all or any part of the Charged Property (whether by way of redemption, bonus preference, option, substitution, conversion or otherwise)

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Costs Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Chargor in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Chargor after the Effective Date and 'Finance Document' means any one of them

"**Indemnity and Costs Recovery Deed**" means the indemnity and costs recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Chargor

"**Law**" means the Security Interests (Guernsey) Law, 1993

"**Loan Agreement**" means the loan agreement dated 14 September 2007 as amended and restated on 9 October 2007 and as further amended on 16 November 2007, 7 December 2007 and 18 December 2007 made between the Chargor (as borrower) and the Security Trustee (as lender and security trustee) and as may be further amended, varied, novated or supplemented from time to time

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Chargor, *inter alia*, identifying the Mortgage Portfolio and containing the Chargor's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Chargor expressed to be supplemental to the Mortgage Portfolio Letter

"**Nominee**" means David Johnson of Northern Rock House, Gosforth, Newcastle upon Tyne

"**Nominee Agreement**" means the declaration of trust made by the Nominee in favour of the Chargor in respect of the Charged Property dated on or about 29 September 1994

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Chargor.

Chargor

SCHEDULE 3

THE CHARGED PROPERTY

Northern Rock PLC	Beneficial and legal title to 34,999,999 ordinary shares of £1 00 each in Northern Rock Mortgage Indemnity Company Limited , and Beneficial title to 1 ordinary share of £1 00 in Northern Rock Mortgage Indemnity Company Limited
David Johnson	Legal title to 1 ordinary share of £1 00 in Northern Rock Mortgage Indemnity Company Limited


FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY NO. 3273685
CHARGE NO. 12

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A SECURITY INTEREST AGREEMENT DATED 11 FEBRUARY 2008 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND (IN ITS CAPACITY AS SECURITY TRUSTEE) OR ANY OF THE OTHER SECURED PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 21 FEBRUARY 2008

GIVEN AT COMPANIES HOUSE, CARDIFF THE 26 FEBRUARY 2008


Companies House




REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

82-35026

COMPANIES FORM No. 395

Particulars of a mortgage or charge

M

395

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use

Company number: 03273685

Name of company

*insert full name of Company

* Northern Rock PLC (the "**Company**")

Date of creation of the charge

28 January 2008

Description of the instrument (if any) creating or evidencing the charge (note 2)

Mortgage dated 28 January 2008 (the "**Mortgage**") granted by the Company in favour of The Governor and Company of the Bank of England (the "**Trustee**")

Amount secured by the mortgage or charge



All obligations which the Company may at any time have to the Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents (but including, without limitation, the Debenture and the Mortgage) including any liability in respect of any further advances made under the Finance Documents and Mortgage, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Obligations**")

See Schedule 1 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Trustee) whose registered address is Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)

Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

For official Use
Mortgage Section

TUESDAY



LD2 29/01/2008 28
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

Please see Schedule 2

The Mortgage also contains covenants as to further assurance

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

Signed Clifford Chance LLP Date 28 January 2008

On behalf of [mortgagee/chargee] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House**

NORTHERN ROCK PLC

Company Number: 03273685

SCHEDULE 1

to a Form 395 in respect of a Mortgage dated 28 January 2008 and made between Northern Rock PLC (as the Company) and The Governor and Company of the Bank of England (as Trustee)

AMOUNT SECURED BY THE MORTGAGE

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Company

"**Bank**" means the Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender.

"**Debenture**" means the debenture dated 9 October 2007 between the Bank and the Company.

"**Deed of Charge**" means the deed of charge dated 14 September 2007 between the Bank and the Company

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Cost Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Company in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Company after the Effective Date, and 'Finance Document' means any one of them

"**Indemnity and Costs Recovery Deed**" means the indemnity and costs recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Company.

"**Loan Agreement**" means the Sterling Loan Facility Agreement originally dated 14 September 2007 made between the Company and the Bank, as amended and restated on 9 October 2007, and as may be further amended, varied, novated or supplemented from time to time.

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Company, *inter alia*, identifying the Mortgage Portfolio and containing the Company's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Company expressed to be supplemental to the Mortgage Portfolio Letter.

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Company.

SCHEDULE 2

to a Form 395 in respect of a Mortgage dated 28 January 2008 and made between Northern Rock PLC (as the Company) and The Governor and Company of the Bank of England (as Trustee)

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED AND ASSIGNED

Property Description	Title Number
307 Station Road, Harrow (HA1 2TA)	NGL809105


DIEU ET MON DROIT

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 03273685

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A MORTGAGE DATED THE 28th JANUARY 2008 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DOE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND (IN ITS CAPACITY AS TRUSTEE) OR ANY OF THE OTHER SECURED PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 29th JANUARY 2008

GIVEN AT COMPANIES HOUSE, CARDIFF THE 31st JANUARY 2008




REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


Companies House
for the record

HC026B

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 101

Company number: 03273685

Name of company

* Northern Rock PLC (the "**Company**")

Date of creation of the charge

23 January 2008

Description of the instrument (if any) creating or evidencing the charge (note 2)

Mortgage dated 23 January 2008 (the "**Mortgage**") granted by the Company in favour of The Governor and Company of the Bank of England (the "**Security Trustee**")

Amount secured by the mortgage or charge

All obligations which the Company may at any time have to the Security Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents (but including, without limitation, the Debenture and the Mortgage) including any liability in respect of any further advances made under the Finance Documents and Mortgage, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Obligations**").

See Schedule 1 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Trustee) whose registered address is Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)
Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

For official Use (06/2005)
Mortgage Section | Post room

WEDNESDAY

LD4 23/01/2008 53
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

Please see Schedule 2

The Mortgage also contains covenants as to further assurance

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

Signed *Clifford Chance LLP.* Date 23 January 2008

On behalf of XXXXXXX [mortgagee/XXXXXX] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House** .

NORTHERN ROCK PLC

Company Number: 03273685

SCHEDULE 1

to a Form 395 in respect of a Mortgage dated 23 January 2008 and made between Northern Rock PLC (as the Company) and The Governor and Company of the Bank of England (as Trustee)

AMOUNT SECURED BY THE MORTGAGE

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Company

"**Bank**" means the Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Debenture**" means the debenture dated 9 October 2007 between the Bank and the Company.

"**Deed of Charge**" means the deed of charge dated 14 September 2007 between the Bank and the Company.

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Cost Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Company in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Company after the Effective Date, and 'Finance Document' means any one of them

"**Indemnity and Costs Recovery Deed**" means the indemnity and costs recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Company

"**Loan Agreement**" means the Sterling Loan Facility Agreement originally dated 14 September 2007 made between the Company and the Bank, as amended and restated on 9 October 2007, and as may be further amended, varied, novated or supplemented from time to time

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge.

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Company, *inter alia*, identifying the Mortgage Portfolio and containing the Company's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Company expressed to be supplemental to the Mortgage Portfolio Letter

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Company

SCHEDULE 2

to a Form 395 in respect of a Mortgage dated 23 January 2008 and made between Northern Rock PLC (as the Company) and The Governor and Company of the Bank of England (as Trustee)

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED AND ASSIGNED

Property Description	Title Number
20 to 25 (inclusive) Manchester Old Road, Middleton	GM380053



CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 03273685

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A MORTGAGE DATED THE 23rd JANUARY 2008 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND (IN ITS CAPACITY AS TRUSTEE) OR ANY OF THE OTHER SECURED PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 23rd JANUARY 2008

GIVEN AT COMPANIES HOUSE, CARDIFF THE 29th JANUARY 2008



Companies House

— *for the record* —


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

HC026B

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

RECEIVED 2008 APR 17 P

OF INTER... CORPORATE FI...

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

A/C 00400107

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 9

Company number: 03273685

Name of company

* Northern Rock PLC (the "**Chargor**")

Date of creation of the charge

18 December 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

Standard Security dated 18 December 2007 (the "**Mortgage**") granted by the Chargor in favour of The Governor and Company of the Bank of England (the "**Trustee**")

Amount secured by the mortgage or charge

All obligations which the Chargor may at any time have to the Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents (but including, without limitation, the Debenture and the Mortgage) including any liability in respect of any further advances made under the Finance Documents and Mortgage, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Obligations**")

See Schedule 1 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Trustee) whose registered address is Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)

Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

For official Use (06/2...
Mortgage Section

FRIDAY



LD3 04/01/2008 112
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

Please see Schedule 2

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

Signed Clifford Chance LLP Date 21/12/07

On behalf of XXXXXXX [mortgagee/XXXXXXX] †

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House**

NORTHERN ROCK PLC

Company Number: 03273685

SCHEDULE 1

to a Form 395 in respect of Standard Security dated 18 December 2007 and made between Northern Rock PLC (as the Chargor) and The Governor and Company of the Bank of England (as Trustee)

AMOUNT SECURED BY THE MORTGAGE

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Company

"**Bank**" means the Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Company**" means Northern Rock PLC whose registered office is situated at Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL

"**Debenture**" means the debenture by the Chargor in favour of the Trustee dated 9 October 2007

"**Deed of Charge**" means the deed of charge dated 14 September 2007 between the Bank and the Company

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Cost Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Company in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Company after the Effective Date, and 'Finance Document' means any one of them

"**Indemnity and Cost Recovery Deed**" means the indemnity and cost recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Company.

"**Loan Agreement**" means the Sterling Loan Facility Agreement originally dated 14 September 2007 made between the Company and the Bank, as amended and restated on 9 October 2007, and as may be further amended, varied, novated or supplemented from time to time

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Company, *inter alia*, identifying the Mortgage Portfolio and containing the Company's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Company expressed to be supplemental to the Mortgage Portfolio Letter

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Company

SCHEDULE 2

to a Form 395 in respect of Standard Security dated 18 December 2007 and made between Northern Rock PLC (as the Chargor) and The Governor and Company of the Bank of England (as Trustee)

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED AND ASSIGNED

Property Description

211 Fenwick Road, Giffnock, Glasgow, G46 6JD, registered in the Land Register of Scotland under title number REN48963



COMPANIES FORM No. 398

Notice of registration in Scotland or Northern Ireland of a charge comprising property situate there



CHFP025

Please do not write in this margin

Pursuant to section 398(4) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number

3273685

Name of company

* insert full name of company

* NORTHERN ROCK PLC("the Company")

I Michael John Edwards

of Clifford Chance LLP, 10 Upper Bank Street, Canary Wharf, London E14 5JJ

§ give date and parties to charge

certify that the charge § consituted by Standard Security by the Company in favour of The Governor and Company of the Bank of England as trustee dated 13 December 2007

of which a true copy is annexed to this form was presented for registration on 18 December 2007

† delete as appropriate

in [Scotland] [XXXXXXXXXXXX]

Signed [signature] Date 21 December 2007

Presentor's name address and reference (if any)

Clifford Chance
10 Upper Bank Street
London
E14 5JJ

For official Use
Mortgage Section | Post room

Laserform International Limited 12/99



CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 03273685

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A STANDARD SECURITY WHICH WAS PRESENTED FOR REGISTRATION IN SCOTLAND ON 18 DECEMBER 2007 AND DATED THE 13th DECEMBER 2007 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 4th JANUARY 2008

GIVEN AT COMPANIES HOUSE, CARDIFF THE 9th JANUARY 2008


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


Companies House
for the record

HC026B



CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of Company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

A/C 00400107

To the Registrar of Companies
(Address overleaf - Note 6)

For official use

Company number: 03273685

Name of company

* Northern Rock PLC (the "**Chargor**")

Date of creation of the charge

18 December 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

Standard Security dated 18 December 2007 (the "**Mortgage**") granted by the Chargor in favour of The Governor and Company of the Bank of England (the "**Trustee**")

Amount secured by the mortgage or charge

All obligations which the Chargor may at any time have to the Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents (but including, without limitation, the Debenture and the Mortgage) including any liability in respect of any further advances made under the Finance Documents and Mortgage, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Obligations**")

See Schedule 1 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Trustee) whose registered address is Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)

Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

For official Use (06/2005)

Mortgage Section | Post room


FRIDAY



LD3 04/01/2008 108
COMPANIES HOUSE

ME

Short particulars of all the property mortgaged or charged

Please see Schedule 2

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

Signed Clifford Chance LLP Date 21/12/07

On behalf of XXXXXXX [mortgagee/XXXXXXX] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House.**

NORTHERN ROCK PLC

Company Number: 03273685

SCHEDULE 1

to a Form 395 in respect of Standard Security dated 18 December 2007 and made between Northern Rock PLC (as the Chargor) and The Governor and Company of the Bank of England (as Trustee)

AMOUNT SECURED BY THE MORTGAGE

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Company

"**Bank**" means the Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Company**" means Northern Rock PLC whose registered office is situated at Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL

"**Debenture**" means the debenture by the Chargor in favour of the Trustee dated 9 October 2007

"**Deed of Charge**" means the deed of charge dated 14 September 2007 between the Bank and the Company

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Cost Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Company in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Company after the Effective Date, and 'Finance Document' means any one of them

"**Indemnity and Cost Recovery Deed**" means the indemnity and cost recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Company

"**Loan Agreement**" means the Sterling Loan Facility Agreement originally dated 14 September 2007 made between the Company and the Bank, as amended and restated on 9 October 2007, and as may be further amended, varied, novated or supplemented from time to time

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Company, *inter alia*, identifying the Mortgage Portfolio and containing the Company's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Company expressed to be supplemental to the Mortgage Portfolio Letter.

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Company.

SCHEDULE 2

to a Form 395 in respect of Standard Security dated 18 December 2007 and made between Northern Rock PLC (as the Chargor) and The Governor and Company of the Bank of England (as Trustee)

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED AND ASSIGNED

Property Description

36 St Enoch Square, Glasgow, G1 4DF, registered in the Land Register of Scotland under title number GLA38794



CHFP025

COMPANIES FORM No. 398

Notice of registration in Scotland or Northern Ireland of a charge comprising property situate there



Please do not write in this margin

Pursuant to section 398(4) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number

3273685

Name of company

* insert full name of company

* NORTHERN ROCK PLC ("the Company")

I Michael John Edwards

of Clifford Chance LLP, 10 Upper Bank Street, Canary Wharf, London E14 5JJ

§ give date and parties to charge

certify that the charge § consituted by Standard Security by the Company in favour of The Governor and Company of the Bank of England as trustee dated 13 December 2007

of which a true copy is annexed to this form was presented for registration on 18 December 2007

† delete as appropriate

in [Scotland] ~~[Northern Ireland]~~

Signed [signature]

Date 21st Dec 2007

Presentor's name address and reference (if any)

Clifford Chance
10 Upper Bank Street
London
E14 5JJ

For official Use

Mortgage Section

Post room



CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 03273685

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A STANDARD SECURITY WHICH WAS PRESENTED FOR REGISTRATION IN SCOTLAND ON 18 DECEMBER 2007 AND DATED THE 13th DECEMBER 2007 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND, AS TRUSTEE UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 4th JANUARY 2008

GIVEN AT COMPANIES HOUSE, CARDIFF THE 9th JANUARY 2008

P. Neil


REGISTRAR OF COMPANIES
FOR ENGLAND AND WALES
THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


Companies House
for the record

HC026B

A|C 00400187

M

CHFP025

COMPANIES FORM No. 395

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 17

Company number: 03273685

Name of company

* Northern Rock PLC (the "**Chargor**")

Date of creation of the charge

18 December 2007 dated 13 December 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

Standard Security dated 18 December 2007 (the "**Mortgage**") granted by the Chargor in favour of The Governor and Company of the Bank of England (the "**Trustee**")

Amount secured by the mortgage or charge

All obligations which the Chargor may at any time have to the Trustee (whether for its own account or as trustee for the secured parties) or any of the other secured parties under or pursuant to the Finance Documents (but including, without limitation, the Debenture and the Mortgage) including any liability in respect of any further advances made under the Finance Documents and Mortgage, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) (the "**Secured Obligations**")

See Schedule 1 for definitions

Names and addresses of the mortgagees or persons entitled to the charge

The Governor and Company of the Bank of England (in its capacity as Trustee) whose registered address is Threadneedle Street, London

Postcode EC2R 8AH

Presentor's name address and reference (if any)
Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

For official Use (06/2005)
Mortgage Section

THURSDAY

LD4 03/01/2008 124
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

Please see Schedule 2

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

Signed [signature] Date 21/12/07

On behalf of ~~company~~ [mortgagee/~~chargee~~] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
   (a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
   (b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House.**

NORTHERN ROCK PLC

Company Number: 03273685

SCHEDULE 1

to a Form 395 in respect of Standard Security dated 18 December 2007 and made between Northern Rock PLC (as the Chargor) and The Governor and Company of the Bank of England (as Trustee)

AMOUNT SECURED BY THE MORTGAGE

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 9 October 2007 between the Bank and the Company.

"**Bank**" means the Governor and Company of the Bank of England of Threadneedle Street, London EC2R 8AH, in the capacity of lender

"**Company**" means Northern Rock PLC whose registered office is situated at Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL

"**Debenture**" means the debenture by the Chargor in favour of the Trustee dated 9 October 2007.

"**Deed of Charge**" means the deed of charge dated 14 September 2007 between the Bank and the Company

"**Effective Date**" has the meaning given to it in the Amendment and Restatement Agreement

"**Finance Documents**" means collectively the Loan Agreement, the Deed of Charge, the Indemnity and Cost Recovery Deed, the Debenture, the Mortgage Portfolio Letter, the Services Deed and any other document or agreement entered into between the Bank and the Company in respect of any of the foregoing or referred to therein or the transactions contemplated in the Debenture or any other of the foregoing, and any other document designated as a 'Finance Document' by the Bank and the Company after the Effective Date, and 'Finance Document' means any one of them

"**Indemnity and Cost Recovery Deed**" means the indemnity and cost recovery deed dated on or about the Effective Date between, *inter alia*, the Bank and the Company

"**Loan Agreement**" means the Sterling Loan Facility Agreement originally dated 14 September 2007 made between the Company and the Bank, as amended and restated on 9 October 2007, and as may be further amended, varied, novated or supplemented from time to time

"**Mortgage Loan**" has the meaning given to it in the Deed of Charge

"**Mortgage Portfolio**" means all of the Mortgage Loans which are from time to time subject to the Security under the Deed of Charge and the Debenture

"**Mortgage Portfolio Letter**" means the letter agreed by the Bank and the Company, *inter alia*, identifying the Mortgage Portfolio and containing the Company's representations, warranties and undertakings in relation to the Mortgage Portfolio, and including any further letter between the Bank and the Company expressed to be supplemental to the Mortgage Portfolio Letter

"**Security**" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other security interest or encumbrance securing any obligation of any kind however created and arising and including anything analogous to any of the foregoing under the laws of any jurisdiction and any other agreement or arrangement having a similar effect.

"**Services Deed**" means the services deed dated on or about the Effective Date between the Bank and the Company

SCHEDULE 2

to a Form 395 in respect of Standard Security dated 18 December 2007 and made between Northern Rock PLC (as the Chargor) and The Governor and Company of the Bank of England (as Trustee)

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED AND ASSIGNED

Property Description

68 and 69 High Street, Dundee



COMPANIES FORM No. 398

Notice of registration in Scotland or Northern Ireland of a charge comprising property situate there



CHFP025

Please do not write in this margin

Pursuant to section 398(4) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

Company number: 3273685

Name of company

* insert full name of company

* NORTHERN ROCK PLC ("the Company")

I Michael John Edwards

of Clifford Chance LLP, 10 Upper Bank Street, Canary Wharf, London E14 5JJ

§ give date and parties to charge

certify that the charge § consituted by Standard Security by the Company in favour of The Governor and Company of the Bank of England as trustee dated 13 December 2007

of which a true copy is annexed to this form was presented for registration on 18 December 2007

† delete as appropriate

in [Scotland] ~~[Northern Ireland]~~

Signed [signature] Date 26th December 2007

Presentor's name address and reference (if any)

Clifford Chance
10 Upper Bank Street
London
E14 5JJ

For official Use	
Mortgage Section	Post room

Laserform International Limited 12/99

Notes

The address for the Registrar of Companies is:-

Companies House
Crown Way
Cardiff
CF14 3UZ



CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No 03273685

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A STANDARD SECURITY WHICH WAS PRESENTED FOR REGISTRATION IN SCOTLAND ON 18 DECEMBER 2007 AND DATED THE 13th DECEMBER 2007 AND CREATED BY NORTHERN ROCK PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO THE GOVERNOR AND COMPANY OF THE BANK OF ENGLAND (IN ITS CAPACITY AS TRUSTEE) OR ANY OF THE OTHER SECURED PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 3rd JANUARY 2008

GIVEN AT COMPANIES HOUSE, CARDIFF THE 8th JANUARY 2008




REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


Companies House
for the record

HC026B

NORTHERN ROCK PLC

THE COMPANIES ACT 1985
COMPANY LIMITED BY SHARES
SECTION 380(1)

Registered Number 3273685

The following resolution was passed as a Special Resolution by the shareholder of Northern Rock plc at the Company's Extraordinary General Meeting held on Friday, 29 February 2008

Special Resolution

THAT the Company's memorandum of association be altered with respect to the statement of the Company's objects by

1 inserting the following as a new clause 4

"In carrying on its business, for so long as the Solicitor for the affairs of Her Majesty's Treasury is the holder of the issued share capital of the Company, the Company must have regard to the objectives of Her Majesty's Treasury to

(A) protect taxpayers,

(B) protect depositors, and

(C) promote financial stability"

2 renumbering the subsequent clauses accordingly, and

3 replacing "The" at the beginning of clause 5 (renumbered from clause 4) with the following

"Subject to clause 4 above, the"

Signed ______________________

*~~Director~~/Secretary

Date 4.3.08

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

NORTHERN ROCK PLC

1 The name of the Company is "Northern Rock plc"

2 The Company is to be a public company

3 The Registered Office of the Company will be situate in England

4 In carrying on its business, for so long as the Solicitor for the affairs of Her Majesty's Treasury is the holder of the issued share capital of the Company, the Company must have regard to the objectives of Her Majesty's Treasury to

(A) protect taxpayers,

(B) protect depositors, and

(C) promote financial stability

5 Subject to clause 4 above, the objects for which the Company is established are

(A) (1) To enter into a transfer agreement pursuant to Section 97 of the Building Societies Act 1986 (the ***BSA***) with Northern Rock Building Society (the ***Society***) and, pursuant thereto, to assume and conduct in its place, from the vesting date thereunder, as the same is defined in the BSA, the business of the Society and, upon vesting of the property, rights, liabilities and obligations thereof in the Company (which occurs on the vesting date) pursuant to the said transfer agreement and the BSA, to carry on such business

(2) To carry on the business of banking in all its aspects, including but not limited to all businesses of a financial or monetary nature and any business which now is or at any time during the existence of the Company may be usually or commonly carried on as part of or in connection with, or which may conduce to or be calculated to facilitate or render profitable or more profitable the transaction of, the business of banking or of dealing in money or securities or the provision of financial services of any kind, in any part of the world, and in particular (but without prejudice to the generality of the foregoing)

(a) to receive money on current account or on deposit or otherwise on any terms, and to borrow, raise or take up money, with or without security, and to employ and use the same,

(b) to deposit, lend or advance money, securities or other property of any kind or give credit, with or without security, and generally to make or negotiate loans and advances of every kind on any terms in any currency and whether or not the Company receives any consideration or advantage therefrom,

(c) to draw, make, accept, endorse, grant, discount, issue, execute, guarantee, negotiate, transfer, acquire, subscribe or tender for, buy, sell, hold, invest or deal in, borrow, honour, retire, pay, secure or otherwise dispose of obligations, instruments and securities (whether transferable or negotiable or not) of every kind,

(d) to grant, issue, negotiate and in any manner deal with or in travellers' cheques, letters of credit, circular notes, money orders, drafts and other forms of credit and instruments of every kind,

(e) to buy, sell and deal in foreign exchange, currencies, futures, precious metals, bullion, specie and commodities of every kind,

(f) to receive on deposit or for safe custody or otherwise cash, securities, documents and valuables of every description,

(g) to collect, hold and transmit money and securities and to act as agents for the receipt or payment of money or for the receipt or delivery of securities and documents, and to provide clearing and money transmission services of every kind,

(h) to issue and transact business in respect of all types of bankers' cards, credit cards, charge cards, cash cards, cheque guarantee cards, debit cards and similar cards or tokens whether issued by the Company or by any other person and generally to transact business in relation to all kinds of bankers' payment systems, and

(i) to act as agents, brokers, advisers, managers or consultants in relation to the investment of money, the lending of money or securities, financial transactions of all kinds, the management of property and all insurance, pension and taxation matters, and generally to transact all agency, broking, advisory, managerial or consultancy business of every kind

(3) To the extent that the same would not be authorised under paragraph (2) of this paragraph (A) to be transacted or done to borrow or raise or take up money in such manner and upon such terms and on such security as may seem to the Directors to be expedient and in particular (but without prejudice to the generality of the foregoing) by the issue or deposit of debentures or debenture stock or other securities of any description and to secure all or any of the Company's liabilities in respect of money borrowed, raised or owing or any other debt or obligation of or binding on the Company in such manner as may be thought expedient and in particular by mortgage, charge or lien upon all or any part of the undertaking, property and assets, present or future, and uncalled capital of the Company

(4) To carry on financial business and financial operations of all kinds and in particular (but without prejudice to the generality of the foregoing) to finance or assist in the financing of the acquisition, hire, lease or sale of real and personal property of every kind, and the provision of services in connection therewith, whether by way of personal loan, hire purchase, instalment finance, conditional or credit sale, deferred payment or otherwise and to acquire by assignment or otherwise any and all debts, owing to any person or company and to collect such debts

(5) To undertake and execute the office of executor, administrator, attorney, judicial and custodian trustee, liquidator, manager, receiver, committee and treasurer and to establish, undertake and execute trusts of all kinds, whether private or public, including religious and charitable trusts and generally to carry on trustee and executor business in all its aspects, either gratuitously or otherwise, and generally on such terms as may be thought expedient and in particular (but without prejudice to

the generality of the foregoing) to act as trustees for the holders of any securities of any company or person and as managers and trustees of unit trusts, investment trusts and pension, benevolent and other funds and to transact all kinds of business arising in connection with any of the foregoing offices and trusts, and to establish, settle and regulate and, if thought fit, undertake and execute any trusts with a view to the issue of any securities, certificates or other documents based on or representing any securities or other assets appropriated for the purposes of any such trust

(6) To undertake and provide any service required in connection with or relating to individual insolvency or bankruptcy or the administration, receivership or winding-up of any company

(7) To carry on business as a finance house and issuing house and investment and trust company and as dealers in securities, and to introduce, promote, effect, negotiate, offer for sale by tender or otherwise, guarantee, underwrite, secure the subscription or placing of, subscribe or tender for or procure the subscription of (whether absolutely or conditionally), participate in, manage or carry out, on commission or otherwise, any issue, public or private, of the securities of any company, and to lend money for the purposes of any such issue

(8) To enter into any guarantee, bond, recognisance, contract of indemnity or suretyship and otherwise give security or become responsible for the performance of any obligation or duties by any person, including (but without limitation) any company comprised in the Group or any company otherwise associated with the Company in business, and in particular (but without prejudice to the generality of the foregoing) to guarantee, support or secure, whether by personal undertaking or covenant or by mortgaging or charging all or any part of the undertaking, property and assets, present or future, and uncalled capital of the Company, or by both such methods or in any other manner whatsoever, the performance of the obligations of, and the payment of monies secured by, or payable under or in respect of the securities of, any person, including as aforesaid, and to give and take counter-guarantees and indemnities, and to receive security for the implementation of any obligation, and to undertake the insurance, re-insurance and counter-insurance of all kinds of risks and generally to carry on the business of an insurance and guarantee company in all its aspects, in all such cases on such terms as may seem to the Directors to be expedient and whether or not the Company receives any consideration or advantage therefrom

(B) To carry on any business, undertaking, transaction or operation commonly carried on or undertaken by manufacturers, merchants and dealers (both wholesale and retail) in all or any articles of commercial and personal use and consumption, importers, exporters, shipowners, bankers, factors, capitalists, promoters, financiers, real property dealers and investors, concessionaires, brokers, contractors, mercantile and general agents, advertising agents, publishers, carriers and transporters of all kinds and to carry on all or any of the said businesses either together as one business or as separate distinct businesses in any part of the world

(C) To acquire and assume for any estate or interest and to take options over, construct, develop or exploit any property, real or personal, privileges and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act and carry on business as a holding company

(D) To manufacture, process, import, export, deal in and store any goods and other things and to carry on the business of manufacturers, processors, importers, exporters, storers of and dealers in any goods and other things

(E) To acquire and exploit lands, mines and mineral rights and to acquire, explore for and exploit any natural resources and to carry on any business involving the ownership or possession or development of land or other immovable property or buildings or structures thereon and to construct, erect, install, enlarge, alter and maintain buildings, plant and machinery and to carry on business as builders, contractors and engineers

(F) To provide services of all descriptions and to carry on business as advisers, consultants, brokers and agents of any kind

(G) To advertise, market and sell the products and services of the Company and of any other person and to carry on the business of advertisers or advertising agents or of a marketing and selling organisation or of a supplier, wholesaler, retailer, merchant or dealer of any kind

(H) To provide technical, cultural, artistic, educational, entertainment or business materials, facilities or services and to carry on any business involving any such provision

(I) To invest money of the Company in any investments and to hold, sell or otherwise deal with such investments, and to carry on the business of a property or investment company

(J) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company

(K) To enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same

(L) To amalgamate or enter into partnership or any profit-sharing arrangement with, and co-operate or participate in any way with or to take over or assume any obligation of, or to assist or subsidise any person or to purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person and to promote or join in the promotion of any company whether or not having objects similar to those of the Company

(M) To be the holding company of companies carrying on or engaged in, or about to carry on or engage in, or formed for the purpose of carrying on or engaging in, any businesses or transactions whether or not being businesses or transactions which the Company is authorised to carry on or engage in, and for that purpose to acquire (whether by purchase, subscription or otherwise), hold, deal in and dispose of shares, stocks, debentures and other securities of any such companies and to exercise and enforce all rights and powers conferred by or incident to the ownership of any such shares, stocks, debentures and other securities and to promote, organise, incorporate, float, reorganise and finance and to aid and assist financially or otherwise any such companies and in this Clause any reference to the Company's advantage or to the Company's interests shall be construed as a reference to the advantage or to the interests, as the case may be, of any of (i) the Group as a whole, and (ii) one or more of the companies for the time being comprised in the Group

(N) To apply for and take out, purchase or otherwise acquire, renew or protect any trade and service marks and names, designs, copyrights, patents, patent rights, inventions and secret processes and any other rights of any kind and to carry on the business of an inventor, designer or research organisation

(O) To sell, exchange, mortgage, charge, let, grant licences, easements, options, servitudes and other rights over, and in any other manner deal with or dispose of, all or any part of the undertaking, property and assets (present and future) of the Company for any consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment

(P) To issue and allot and grant options over securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose

(Q) To give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator)

(R) To pay and discharge all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the Company, and to procure the registration or incorporation of the Company in or under the laws of any place outside England

(S) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death to any directors, officers or employees or former directors, officers or employees or agents of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with or related to the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the Board of Directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish and maintain any scheme for facilitating the ownership by employees of the Company of shares in the Company or to enable employees to participate in the profits of the Company and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs, sports and social facilities, schools, building and housing schemes, funds and trusts, and to make payments towards insurances or other arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object

(T) To support and subscribe to any institution or association which may be for the benefit of the Company or its directors or employees or connected with any town or place where the Company carries on business, and to support and subscribe to any charitable or public object whatsoever

(U) To cease carrying on or wind up any business or activity of the Company, and to cancel any registration of and to wind up or procure the dissolution of the Company in any state or territory

(V) To distribute any of the property or assets of the Company or any proceeds of sale or other disposal among its creditors and Members in specie or kind

(W) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others

(X) To carry on any other business or activity and do anything of any nature which in the opinion of the Board of Directors of the Company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or facilitate the realisation of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or of its Members

(Y) To do all such other things as in the opinion of the Board of Directors of the Company are or may be incidental or conducive to the attainment of the above objects or any of them

And it is hereby declared that "company" in this clause, except where used in reference to this Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "Group" shall include the Company and any subsidiary or related company as those terms are defined in the Companies Act 1985, "person" shall include any company as well as any other legal or natural person, "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, bond, depositary receipt, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "and" and "or" shall mean "and/or" where the context so permits, words denoting the singular shall include the plural and vice versa, "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company

5 The liability of the Members is limited

6 The share capital of the Company is £50,000 divided into 200,000 Ordinary Shares of £0 25 each and the Company shall have the power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions

WE, the persons whose Names and Addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the Capital of the Company set opposite our respective names

Names and Addresses of Subscribers	Number of Shares taken by each subscriber
1 David Richard Trott 65 Fleet Street London EC4Y 1HS	1
Witness to the above Signature	Beverley Blakeney 65 Fleet Street London, EC4Y 1HS
Dated the 30th day of October 1996	
2 Julian Carsten Makin 65 Fleet Street London EC4Y 1HS	1
Witness to the above Signature	Beverley Blakeney 65 Fleet Street London, EC4Y 1HS
Dated the 30th day of October 1996	
Total shares taken	2

Northern Rock plc
Company Number 3273685

RECEIVED
2008 APR 17 P 12:32
FICE OF INTERNATIONAL CORPORATE FINANCE

1 **THAT**, in substitution for all previous authorities conferred upon the Directors to allot relevant securities of the Company but without prejudice to the continuing authority of the Directors to allot relevant securities pursuant to an offer or agreement made by the Company before the revocation of the authority pursuant to which such an offer or agreement was made, the authority conferred upon the Directors by article 11 1 of the Company's articles of association shall apply for the period commencing upon the date of the passing of the Resolution and shall expire, unless renewed, on the date five years from the date hereof and for that period the section 80 amount shall be £5,000,000,00

Signed

Dated 16 January 2008

THURSDAY
A41 17/01/2008 133
COMPANIES HOUSE



G

CHWP000

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3273685

Name of company

* insert full name of company

Northern Rock plc

gives notice that:

The 74,333,500 issued Foundation Shares of £0.25 each in the share capital of Northern Rock plc have by virtue of clause 6 of The Northern Rock plc Transfer Order (SI 432) been converted into 74,333,500 ordinary shares of £0.25 each in the share capital of Northern Rock plc. Following the conversion of the Foundation Shares into Ordinary Shares, the total issued ordinary share capital of Northern Rock is 495,559,500

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 10.03.08

Presenter's name address and reference (if any) :

For official Use (02/06)

General Section

Post room

END